SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2023

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Management Proposal for the

186th Extraordinary General Meeting to be held

on April 17, 2023

INVITATION

Centrais Elétricas Brasileiras S.A. – ELETROBRAS (“Eletrobras” or “Company”) invites all of its shareholders to attend to its 186th Extraordinary General Meeting (“EGM”), as follows:

Date: April 17, 2023

Time (BRT): 2:00 p.m.

The EGM will be held entirely remotely pursuant to article 124, paragraph 2-A of Law No. 6.404 of December 15 of 1976 (“Brazilian Corporate Law”), article 5, paragraph 2, item I and article 28, paragraphs 2 and 3, of CVM Resolution No. 81, of March 29, 2022 (“CVM Resolution 81”), and the article 18, paragraph 1, of the Company’s Bylaws, on April 17, 2023, at 2:00pm, through the digital platform Zoom (“Digital Platform”), to resolve on the Agenda as set out in the Call Notice attached to this Management Proposal.

Agenda

To resolve on:

1.	Amendment to the Bylaws to adopt adjustments to the Company’s internal governance, in accordance with supervening regulatory adjustments and guidelines of B3 and the Company’s status as a "true corporation":

(a)	conform the wording of the Bylaws to B3 Official Letter 618/2017 and to the Brazilian Corporate Law: Amendment of (i) caput of article 23; (ii) article 27, paragraph 1; (iii) article 31, paragraph 1; and (iv) article 33, item II;

(b)	adjustment and make uniform the nomenclature of the Code of Conduct in the Bylaws: Amendment of (i) article 3, paragraph 3; (ii) article 22, paragraph 3; (iii) article 31, items XIV and XXXI; (iv) article 39, item XXIV; and (v) article 43, paragraph 3;

(c)	adjustment and make uniform the nomenclature of the Audit and Risks Committee in the Bylaws: Amendment to article 33, item VII and paragraph 1;

(d)	adjustment and make uniform the nomenclature of the role of Executive Vice-President Officers in the Bylaws: Amendment of the title of Chapter VII and the caput of article 41;

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(e)	adjustment of the reference to the Depositary Receipts program: Replacement of the term "Brazilian" by "American" in article 19, paragraph 3;

(f)	exclusion of the statutory provision for the role of the member of the board of directors elected as representative of the employees: Amendment to the caput and exclusion of items I and II of article 28 of the Bylaws;

(g)	adoption of a transitory provision related to the term of office of the current member of the board of directors elected as representative of the employees, which shall end at the Annual Shareholders' Meeting of 2024: Adoption of a new Chapter XI ("Transitory Provision") and article 53 in the Bylaws; and

(h)	approval of the consolidation of the Company's Bylaws: Consolidation of the Company's Bylaws, considering all the amendments resolved by the shareholders at the EGM.

The deliberation of the matters on the Agenda by the Company’s shareholders aim to achieve Eletrobras’ objectives of adopting improvements and procedures in the rules provided for in the Bylaws in accordance with new governance provisions adopted by the Company, including those contained in regulations and guided by B3.

The matters on the Agenda will be voted by the Company’s shareholders jointly and, therefore, the approval of a matter may not occur independently of the approval of the other matters contained on item 1 of the Agenda.

The Company has prepared this Management Proposal, in compliance with good corporate governance and transparency practices, seeking to guide and clarify all its shareholders about the matters that will be resolved, placing its Investor Relations Department at its entire disposal to clarify any additional doubts.

Service Channels Site: https://ri.eletrobras.com/ Email: assembleiavirtual@eletrobras.com Email: ombudsman-ri@eletrobras.com Telephones: (21) 2514-6333 | 2514-4627 Fax: (21) 2514-5964

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CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

(Publicly-held company)

CNPJ/ME No. 00.001.180/0001-26

CALL NOTICE

186th Extraordinary General Meeting

We hereby invite the Shareholders of Centrais Elétricas Brasileiras S.A - Eletrobras ("Eletrobras" or "Company") to attend the Extraordinary General Meeting (“EGM”), to be held on exclusively remotely, pursuant to article 124, paragraph 2-A, of Law No. 6.404, of December 15, 1976 (“Brazilian Corporate Law”), article 5, paragraph 2, item I, and article 28, paragrahps 2 e 3 of CVM Resolution No. 81, of March 29, 2022 (“CVM Resolution 81”), and article 18, paragraph 1, of the Company’s Bylaws, to be held on April 17, 2023, at 2:00 pm, through the digital platform Zoom (“Digital Platform”), to resolve on the Agenda below.

Agenda

To resolve on:

1.	Amendment to the Bylaws to adopt adjustments to the Company’s internal governance, in accordance with supervening regulatory adjustments and guidelines of B3 and it’s the Company’s status as a "true corporation":

(a)	conform the wording of the Bylaws to B3 Official Letter 618/2017 and to the Brazilian Corporate Law: Amendment of (i) caput of article 23; (ii) article 27, paragraph 1; (iii) article 31, paragraph 1; and (iv) article 33, item II;

(b)	adjustment and make uniform the nomenclature of the Code of Conduct in the Bylaws: Amendment of (i) article 3, paragraph 3; (ii) article 22, paragraph 3; (iii) article 31, items XIV and XXXI; (iv) article 39, item XXIV; and (v) article 43, paragraph 3;

(c)	adjustment and make uniform the nomenclature of the Audit and Risks Committee in the Bylaws: Amendment to article 33, item VII and paragraph 1;

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(d)	adjustment and make uniform the nomenclature of the role of Executive Vice-President Officers in the Bylaws: Amendment of the title of Chapter VII and the caput of article 41;

(e)	adjustment of the reference to the Depositary Receipts program: Replacement of the term "Brazilian" by "American" in article 19, paragraph 3;

(f)	exclusion of the statutory provision for the role of the member of the board of directors elected as representative of the employees: Amendment to the caput and exclusion of items I and II of article 28 of the Bylaws;

(g)	adoption of a transitory provision related to the term of office of the current member of the board of directors elected as representative of the employees, which shall end at the Annual Shareholders' Meeting of 2024: Adoption of a new Chapter XI ("Transitory Provision") and Article 53 in the Bylaws; and

(h)	approval of the consolidation of the Company's Bylaws: Consolidation of the Company's Bylaws, considering all the amendments resolved by the shareholders at the EGM.

Digital Meeting and Voting Ballot

The Company’s decision to hold the EGM exclusively remotely, under the terms of article 124, paragraph 2-A, of the Brazilian Corporate Law, article 5, paragraph 2, item I and article 28, paragraphs 2 and 3 of CVM Resolution 81, and of article 18, paragraph 1, of the Company’s Bylaws, aims at facilitating the participation of shareholders and others involved in the EGM. Additionally, shareholders will be granted the right to attend the Meeting by a Voting Ballot (as defined below), pursuant to article 26 and following of CVM Resolution 81.

Therefore the shareholder's participation may be by means of:

(i)	via a Remote Voting Ballot (“Voting Ballot”), provided that the detailed information on the documents required for remote voting can be found in the Voting Ballot, which can be accessed on the websites mentioned below; and

(ii)	via a Digital Platform, in person or by a duly appointed attorney-in-fact, under the terms of article 28, paragraphs 2 and 3, of CVM Resolution 81, in which case the shareholder may: (a) simply attend the EGM, whether or not the shareholder has already sent the Voting Ballot; or (b) attend and vote at the EGM, noting that as to the shareholder who has already sent the Voting Ballot and who, if he wishes to do so, votes at the Meeting via the Digital Platform, all voting instructions received by means of the Voting Ballot will be disregarded.

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Voting Ballot

Subject to the procedures provided for in CVM Resolution 81, in the Company’s Reference Form and the instructions contained in the Management Proposal for the EGM, shareholders may exercise their voting rights by completing and submitting the Voting Ballot made available by the Company on the websites of the Company (https://ri.eletrobras.com/), the Brazilian Securities and Exchange Commission (“CVM”) (https://sistemas.cvm.gov.br/) and B3 (https://www.b3.com.br/pt_br/).

Access to the Meeting

Shareholders who wish to attend the EGM via the Digital Platform should log into the website www.eletrobras.com/AssembleiaVirtual186, complete their registration with the password creation and attach all documents required for their admissibility to attend and/or vote at the EGM, at least two (02) days prior to the date designated for the EGM, i.e. by April 15, 2023.

Required Documents

The shareholders shall provide the following documents to qualify and attend and/or vote at the EGM via the Digital Platform:

(i)	if an individual, a copy of official ID document with a recent photo, valid nationally and within the validity period, if applicable, or if represented by an attorney-in-fact, a copy of the power of attorney granted for less than one (01) year and the official ID document with photo, provided that such attorney-in-fact shall be another shareholder, Company’s officer or an attorney regularly registered with the Brazilian Bar Association (OAB);

(ii)	if a legal entity, (a) updated bylaws of the shareholder and the documents that provide representative powers for its legal representative within the scope of the EGM, duly registered with the competent bodies, as well as the official ID document of the legal representative; and (b) if applicable, a duly granted attorney-in-fact pursuant to the law and/or the shareholder’s bylaws, together with the attorney-in-fact’s official identity document with a photo; or

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(iii)	if an investment fund a copy of the current and consolidated fund regulations, bylaws or articles of association of the administrator or the fund manager, as the case may be, in compliance with the investment fund voting policy and documents that provides representative powers (minutes of election, term(s) of investiture and/or power of attorney), as well as the official ID document of the legal representative(s) with a recent photo and valid nationally.

The Company clarifies that it will not require the send of hard copies of the shareholders’ representative documents to its office, neither a signature notarization (reconhecimento de firma) of the grantors’ signature in the power-of-attorney to represent the shareholder, as well as will not require the notarization, consularization, apostille and notarized translation of any of the foreign shareholders’ documents, therefore, it will be sufficient to send the hard copy of the original documents on the above mentioned website. The Company will only accept powers of attorney granted digitally by the shareholders by means of digital certification, which should comply with the Brazilian Public Key Infrastructure (ICP-Brasil) standards or by other means that attest the signatory and the integrity of the digital document.

Shareholder Representation

Pursuant to the article 126, paragraph 1st, of the of the Brazilian Corporate Law and the CVM’s decision in the Administrative Proceeding RJ-2014/3578, issued on November 4th, 2014 (“CVM Precedent”), the shareholders may attend the Meeting:

(i)	if an individual, by an attorney-in-fact constituted less than one (01) year before (who must be a shareholder, Company’s officer or an attorney regularly enrolled with the Brazilian Bar Association);

(ii)	if a legal entity, by its legal representatives or by an attorney-in-fact appointed under the terms of its acts of incorporation and in accordance with the rules of the Law No. 10,406, of January 10, 2002 ("Brazilian Civil Code"); and

(iii)	if an investment fund, by its administrator and/or fund manager, or by an attorney-in-fact appointed under the terms of its acts of incorporation and in accordance with the rules of the Brazilian Civil Code.

Admissibility Qualification

By providing all the documents to support their qualification, the shareholders or attorney-in-fact, as the case may be, will receive confirmation of their admissibility to attend the EGM. Pursuant to article 6, paragraph 3 of CVM Resolution 81, if the shareholders fail to provide the required documents within the period provided for herein and as detailed in the Management Proposal, they will not be allowed to access the Digital Platform.

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Additional Information

Detailed information on the rules and procedures for attending and/or remote voting at the EGM, including guidelines for sending the Voting Ballot, are contained in the Management Proposal available on the websites of the Company (https://ri.eletrobras.com/), CVM (https://sistemas.cvm.gov.br/) and B3 (https://www.b3.com.br/pt_br/). The guidelines on the rules of conduct to be adopted at the EGM will be available on the Digital Platform.

Pursuant to article 6 of Eletrobras’ Bylaws, it is forbidden that any shareholder or group of shareholders, Brazilian or foreign, public or private, exercise the right to vote in a number higher than the equivalent to ten percent (10%) of the total number of shares into which the voting capital of Eletrobras is divided, regardless of their interest in the capital stock.

Pursuant to article 7 of Eletrobras’ Bylaws, it is forbidden to enter into shareholders agreements with the purpose of regulating the exercise of voting rights in a number higher than the percentage corresponding to ten percent (10%) of the total number of shares into which the voting capital of Eletrobras is divided.

In turn, article 8 of the Eletrobras Bylaws provides a definition of a group of shareholders for purposes of restricting the exercise of voting rights. In this context the Company requests, for the purposes of timely examination of the matter, that the shareholders included in the legal situations contemplated in article 8 of the Bylaws, as mentioned above, inform which are the members of the group of shareholders up to two (02) days prior to the date set for the EGM, i.e., up to 11:59 p.m. on April 15, 2023, by sending the declaration exclusively on the website address: www.eletrobras.com/AssembleiaVirtual186, specifying the following (“Declaration of Membership in a Group of Shareholders”):

(i)	whether they are part of a voting agreement and whether there are other members of the agreement and their respective stakes;

(ii)	if they are part of an economic group of companies or group of entities with common administration or management or under the same command; and

(iii)	whether they are represented by the same agent, administrator, or representative in any capacity.

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The model of Declaration of Membership in a Group of Shareholders is made available by the Company on its website (https://ri.eletrobras.com/informacoes/convocacoes-e-atas/). Shareholders who do not fit into the legal situations contemplated in article 8 of the Bylaws will not need to send the aforementioned declaration, and the Company will consider that such shareholders state that they do not belong to any “group of shareholders” and that they take responsibility for such statement, given the informational duty provided for in the Company’s Bylaws. Furthermore, as provided for in article 8, paragraph 5 of the Company’s Bylaws, the chairman and secretary of the Meeting may, if they deem necessary, request the shareholders to provide documents and information to verify whether a shareholder belongs to a “group of shareholders” that may hold ten percent (10%) or more of the Company’s voting capital.

All the documents related to the matter that will be deliberated at the EGM are available to shareholders on the Company’s (https://ri.eletrobras.com/), CVM’s (https://sistemas.cvm.gov.br/) e B3’s (https://www.b3.com.br/pt_br/) websites, in accordance with Brazilian Corporate Law and CVM Resolution 81.

Rio de Janeiro, March 16, 2023

Ivan de Souza Monteiro

Chairman of the Board of Directors

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MANAGEMENT PROPOSAL

1.	EGM Procedures

For ease comprehension and to encourage the attendance of the Shareholders to the EGM called on, the Company lists below the relevant information regarding the procedures for installation, attendance at and conduction of the EGM, as well as additional clarification on the Agenda as set out in the Call Notice attached to this Management Proposal ("Management Proposal").

1.1.	Voting Rights

•	Shareholders holding Common Shares:

The Shareholders will be entitled to vote, subject to the restriction or article 6 of the Company’s Bylaws, on all items of the Agenda contained in the Call Notice.

1.2.	Installation and Approval Quorums

The Shareholders attendance the EGM is of great importance. Pursuant to the Brazilian Corporate Law:

(a)	for the installation of the EGM on first call, the attendance of shareholders and/or their legal representatives holding an shares corresponding to at least, two thirds (2/3) of the total votes conferred by the Company's voting shares will be necessary, to resolve on the amendment of the Bylaws, including its consolidation, according to the agenda; and

(b)	subject to the limit on the exercise of voting rights established in article 6 of the Bylaws, the approval of the matters of the Agenda will depend on the majority of votes of the shareholders present at the EGM, as provided for in article 129 of the Brazilian Corporate Law.

If the installation quorum indicated in item (a) above is not reached, the Company will provide a new call, at least eight (8) days in advance, after which the EGM will be installed in the presence of any number of shareholders.

1.3.	Admissibility and Attendance at the Meeting

(i)	Representation at the EGM

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Pursuant to paragraph 1 of article 126 of the Brazilian Corporate Law and CVM Precedent, the shareholder may be represented at the EGM in the following ways:

(a)	if an individual, by an attorney-in-fact appointed for less than one (01) year ago (who must be a shareholder, Company’s officer or an attorney regularly registered with the Brazilian Bar Association);

(b)	if legal entity, by its legal representatives or by an attorney-in-fact appointed under the terms of its articles of incorporation or bylaws and in accordance with the rules of the Brazilian Civil Code; or

(c)	if an investment fund, copy of the current and consolidated fund regulations, by-laws or articles of association of the administrator or manager, as the case may be, in compliance with the fund's voting policy and corporate documents that prove the powers of representation (minutes of the directors' election, term(s) of investiture and/or power of attorney), as well as identification documents of the legal representative(s) with a recent and valid national photo.

(ii)	Documents for Participation in the EGM

To attend the EGM, the Shareholders must be holders of common shares issued by the Company, and present the following documents:

(a)	if an individual, a copy of the official ID document with a recent photo, national validity and within its validity period, if applicable, or if represented by an attorney-in-fact, a copy of the power of attorney granted for less than one (01) year and the official ID document with photo, provided that such attorney-in-fact shall be another shareholder, Company’s officer or an attorney regularly registered with the Brazilian Bar Association (OAB));

(b)	if a legal entity, (i) updated bylaws of the shareholder and the documents that provides representative powers for its legal representative within the scope of the EGM, duly registered with the competent bodies, as well as the official ID document of the legal representative; and (ii) if it is the case, the power of attorney granted in accordance with the law and/or the shareholder’s articles of incorporation, as well as the official ID document with a recent photo of the attorney-in-fact; or

(c)	if an investment fund, a copy of the current and consolidated fund regulations, bylaws or articles of association of the administrator or of the fund manager, as the case may be, in compliance with the investment fund voting policy and documents that provides representative powers (minutes of election, term(s) of investiture and/or power of attorney), as well as the official ID document of the legal representative(s) with a recent photo, valid nationally.

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As for the documents indicated in item (b) above, the Company informs that it will accept bylaws, articles of association, and minutes of the corporate bodies decisions on the election of the legal representative(s) of the legal entity shareholder, certified by the respective registration agency attesting the registered document or act.

(iii)	Registration and Accreditation for Participation in the Meeting

Shareholders who wish to attend the EGM, in order to manifest themselves and/or exercise the right vote, via the Digital Platform, must complete all registration data at the address www.eletrobras.com/AssembleiaVirtual186 and attach all documents supporting the qualification (in full and as listed above) to the aforementioned website at least two (2) days prior to the date set for the EGM, i.e., until at 11:59 p.m. on April 15, 2023.

The Company will verify the documents and the shareholders will receive confirmation of their admissibility to attend the EGM via Digital Platform. In case of insufficient documentation, the shareholder shall provide the remaining documentation on the website www.eletrobras.com/AssembleiaVirtual186 until at 11:59 p.m. on April 15, 2023.

In the case a shareholder is represented by an attorney-in-fact, the attorney-in-fact shall complete the registration with their information on the website www.eletrobras.com/AssembleiaVirtual186 and on the same website indicate each shareholder that is being represented and provide the respective documents attesting the shareholders status and representation as mentioned above. After the attorney-in-fact complete the register, they will be redirected to the register of the represented shareholders, however, if they leave the website page and wish to add more represented shareholders, the attorney-in-fact shall access www.eletrobras.com/AssembleiaVirtual186 and login with the password created at the time of the registration. The attorney-in-fact will receive individual confirmation on the qualification status of each shareholder registered in their register and will provide, if necessary, the complementation of documents.

The attorney-in-fact that may represent more than one shareholder may only vote at the EGM by the shareholders whose qualification has been confirmed by the Company. In this case, the attorney-in-fact shall pay attention to paragraph 2 of article 8 of the Bylaws, which establishes that, for purposes of the voting limitation established in articles 6 and 7 of the Bylaws, which establishes that they will be considered as belonging to the same group of shareholders, any shareholders represented by the same agent, manager or representative in any capacity, with the exception of (a) the holders of securities issued under the Company's American Depositary Receipts (“ADR”) program, when represented by the respective depositary bank; and (b) of the shareholders represented by the attorneys-in-fact indicated by the Company in item (i) "Representation at the EGM" of this Proposal, in both cases; as long as they do not fit into any of the hypotheses contemplated in the aforementioned article.

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Attendance at the EGM via Digital Platform will be restricted to shareholders or their attorneys-in-fact that register according to this Management Proposal ("Admitted Shareholders"). The Company warns shareholders that if they fail to provide all the required documents to attend the meeting within the period referred herein, they will not be able to attend the EGM .

The Admitted Shareholders or their attorneys-in-fact commit to: (a) use the individual registration only and exclusively for the remote monitoring of the EGM; (b) not transfer or disclose, in whole or in part, the individual registration to any third party, shareholder or not, the registration being non-transferable; and (c) not to record or reproduce, in whole or in part, nor to transfer, to any third party, shareholder or not, the content or any information transmitted by virtual means during the EGM.

If a certain Admitted Shareholder does not receive the confirmation for virtual access at the EGM up to eight (8) hours before the beginning of the EGM, they must contact the Company's Investor Relations Superintendence by the e- mail assembleiavirtual@eletrobras.com up to four (4) hours before the beginning of the EGM.

(iv)	Attendance at the EGM via Digital Platform

The Admitted Shareholders who attend the Meeting via Digital Platform made available by the Company will be considered present at the EGM (and able to exercise their respective voting rights) and sign the respective minutes, under the terms of article 47, item III and paragraph 1 of CVM Resolution 81.

In turn, a shareholder who has already sent the Voting Ballot may also, if they wish, register to attend the EGM via Digital Platform, provided that they do so in the manner and within the period described in this Management Proposal, in which case such shareholder may: (i) simply attend the EGM, whether or not they have sent the Voting Ballot; or (ii) attend and vote in the EGM, noting that, as to the shareholder who has already sent the Voting Ballot and who, if they wish, votes in the EGM, all voting instructions received through the Voting Ballot will be disregarded.

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It should be noted that the Digital Platform meets the requirements set forth in article 28, paragraph 1 and items I to III of CVM Resolution 81, namely: (a) the possibility of simultaneous manifestation and access to documents presented during the EGM that have not been made available previously; (b) full recording, by the Company, of the EGM; (c) the possibility of communication among attending shareholders; and (d) ensure the registration of the presence of the shareholders and their respective votes.

The EGM will be fully recorded, and therefore the Admitted Shareholder, by accessing the Digital Platform and attending the EGM, is aware of and authorizes the Company to record and make use of the EGM information, including that of the Admitted Shareholder as a participant in the EGM, consenting to the performance by the Company, as well as by third parties authorized by the Company, in compliance with applicable legal and regulatory limitations, of collection, classification, access, reproduction, transmission distribution, processing, filing, evaluation, control, transfer, dissemination, extraction, recording, organization, structuring, storage, sharing, adaptation, recovery, consultation, use, disclosure by transmission, dissemination or other form of making available, correlation or combination or restriction of the information contained in the EGM, including the Admitted Shareholder as a participant in the EGM, provided that the applicable laws and regulations are observed. The purposes of all the uses mentioned herein shall be for: (a) recording the possibility of manifesting and viewing the documents presented during the EGM; (b) recording the authenticity and security of the communications during the EGM; (c) recording the presence of the Admitted Shareholders at the EGM (d) recording the Admitted Shareholders votes at the EGM; (e) compliance with judicial, arbitral, legal, administrative, regulatory, or self-regulatory determinations; and (f) if the information is necessary to defend the rights of the Company and its administrators in the judicial, arbitral, administrative, regulatory, and/or self-regulatory jurisdictions.

The Admitted Shareholder expressly acknowledges, understands and agrees that the recordings and their information will be used and processed by the Company for a period of five (5) years and, thereafter, may be deleted (unless by judicial, arbitral, legal, administrative, regulatory or self-regulatory determination or in the context of certain defense of the rights of the Company and its administrators within the scope of a judicial, arbitral, administrative or self-regulatory proceeding). Each Admitted Shareholder declares that they are aware of the various processing of their information due to legal or regulatory obligations, of which the respective party controlling the data is an integral part, which is in the Admitted Shareholder's interest, according to their legitimate expectations, based on the support and promotion of the Company's activity. The Admitted Shareholder's rights over their personal data may be exercised, only in the manner possibly permitted by applicable laws and regulations, by express communication to the Company.

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Any Admitted Shareholder who wishes to express their opinion on a certain matter on the EGM Agenda must use the Digital Platform to register such request, so that, the opportunity to speak out may be given to such Admitted Shareholder in the order in which such requests are received by the EGM Board, through the opening of its audio. To maintain order and ensure the EGM progresses in a timely manner, a maximum time may be established for the manifestation of each participating shareholder.

Any written manifestation, sent to the EGM Board on the e-mail assembleiavirtual@eletrobras.com until the end of the EGM, by any Admitted Shareholder or their attorney-in-fact, will be attached to the EGM minutes, if expressly requested.

Shareholders who wish to have the opportunity to speak out on a matter not related to the Agenda of the EGM must use the usual communication channels for contact with the Company set forth in the Company’s Investor Relations area.

The Company is not responsible for connection problems that the Admitted Shareholders may experience and other situations that are not under the Company's control, such as internet connection instability or incompatibility of the Digital Platform with the Admitted Shareholder's equipment.

The Company strongly recommends that Admitted Shareholders: (a) test and familiarize themselves with the Digital Platform in advance in order to avoid incompatibility of their electronic equipment with the Digital Platform and other problems with its use on the day of the EGM; and (b) access the Digital Platform at least thirty (30) minutes before the beginning of the EGM in order to avoid possible operational problems.

In order to assist its shareholders, the Company will provide remote technical support and make available to Admitted Shareholders a guide with basic instructions for accessing the EGM via Digital Platform.

Any questions or clarifications about the issues above may be solved or obtained, as the case may be, by contacting the Investor Relations Office, by means of the e-mail assembleiavirtual@eletrobras.com.

(v)	Voting Ballot

As provided for in CVM Resolution 81, pursuant to article 26, paragraph 1, item II, letter 'b', Eletrobras will make available, up to one (1) month before the date set for the EGM, the Voting Ballot in order to enable its shareholders to attend remotely, in accordance with the model made available on the Company's websites (https://ri.eletrobras.com/), CVM’s website (https://sistemas.cvm.gov.br/) and B3’s website (https://www.b3.com.br/pt_br/).

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To attend the EGM through this method, the Company's shareholders must fill in the appropriate fields, sign the Voting Ballot and send it, up to seven (7) days prior to the date of the EGM, to: (a) Banco Bradesco S.A., the bookkeeping agent for the shares issued by the Company ("Bookkeeping Agent"); (b) the custody agent responsible for the custody of the shares issued by the Company to which they belong ("Custody Agent"), provided that they are qualified to receive the Voting Ballot under the terms of CVM Resolution 81; or, further, (c) the Company, directly, by mail or electronic mail.

To that end, Eletrobras informs that the Bookkeeping Agent, under the terms of the agreement signed with the Company, will receive the Voting Ballot at all of its network of bank branches throughout the national territory, subject to the procedures established by the Bookkeeping Agent. The shareholders or their representatives shall attend any bank branch of the Bookkeeping Agent, bearing valid, original identity document with photo and, in case of shareholders considered legal entities and/or represented by power of attorney, the competent representation documents must be presented, in addition to the Voting Ballot.

In addition, it should be noted that under CVM Resolution 81, Custodian Agents may, but are not required to, receive the Voting Ballots from the Company's shareholders. As a result, shareholders are recommended to check with the respective Custodian Agent whether it will provide such service, as well as its costs and procedures. In cases where the Custodian Agents chooses to receive the Voting Ballots, the Company's shareholders may also, at their sole discretion, send the Voting Ballots directly to such agents.

Also, pursuant to CVM Resolution 81, shareholders who so wish may also forward the Voting Ballot directly to the Company, and in this case must observe the following rules:

(a)	the Voting Ballot will only be received when sent by e-mail to the following e-mail address: ombudsman-ri@eletrobras.com. The Company will not require the originals to be sent to it;
(b)	the Voting Ballot shall contain the place, date and signature of the requesting shareholder. If the shareholder is considered a legal entity under Brazilian law, the signature must be that of its legal representatives, or attorneys-in-fact with powers to practice this type of act; and
(c)	the Voting Form sent directly to the Company must be accompanied by documentation proving the quality of shareholder or legal representative of the signing shareholder, thus observing the requirements and formalities indicated in item 1.3 (i) above.

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Any Voting Ballot that is unaccompanied by the documentation necessary to prove the status of a shareholder, or to prove such shareholder’s representation will not be considered valid, and consequently will not be processed by the Company, but may be corrected and resent by the shareholder to the Company, subject to the deadlines and procedures established in CVM Resolution 81.

Any Voting Ballot that is received by the Bookkeeping Agent or the Custody Agent (as the case may be) or the Company up to seven (7) days prior to the date of the EGM pursuant to article 27 of CVM Resolution 81 will be accepted. Any Voting Ballot that is delivered after this term will be considered invalid and will not be processed by the Company.

After the expiration of the aforementioned term, should there remain items not filled out on the Voting Ballots submitted, the Company will consider them as an abstention from voting in relation to such matters.

2.	Clarifications about the matters to be resolved at the EGM

2.1         Amendment to the Bylaws to adopt adjustments to the Company’s internal governance, in accordance with supervening regulatory adjustments and guidelindes of B3:

The Company's management proposes that the shareholders approve the amendment of the Bylaws to promote specific changes about the adoption of improvements in the Company's internal governance with the purpose of updating and improving the wording of the Bylaws, arising from the following factors:

(a)	to conform the wording of the Bylaws to B3 Official Letter 618/2017 and to the Brazilian Corporate Law: Amendment of (i) caput of article 23, (ii) article 27, paragraph 1; (iii) article 31, paragraph 1; and (iv) article 33, item II;

(b)	to correct and make uniform the nomenclature of the Company's Bylaws, in view of the amendment of the Eletrobras Code of Conduct's name, from "Code of Ethical Conduct and Integrity of Eletrobras Companies" to "Code of Conduct of Eletrobras Companies", with the consequent amendment of (i) article 3, paragraph 3; (ii) article 22, paragraph 3; (iii) article 31, items XIV and XXXI; (iv) article 39, item XXIV; and (v) article 43, paragraph 3;

(c)	to correct and make uniform the nomenclature of the Company's Bylaws, in view of the change of the name of the Eletrobras Audit Committee, from "Statutory Audit Committee" to "Audit and Risks Committee", with the consequent amendment of article 33, item VII and paragraph 1;

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(d)	to correct and make uniform the nomenclature of the Company's Bylaws, considering the change of the nomenclature of "Executive Vice-Presidents" to "Executive Vice-President Officers", with the consequent change of the title of Chapter VII and of caput of article 41;

(e)	to correct the reference to the Depositary Receipts program of the Company, replacing the term "Brazilian" by "American", with the consequent amendment of article 19, paragraph 3;

(f)	to exclude the statutory provision of the role of the member of the board of directors elected as representative of the employees, with the consequent amendment to the caput and exclusion of items I and II of article 28 of the Bylaws, as detailed below:

Until the completion of its privatization process, Eletrobras was required to ensure the presence of a representative of the employees on the Company's board of directors, as provided in article 2 of Law No. 12,353/2010 and article 19 of Law No. 13,303/2016. However, provided the private regime to which Eletrobras is now subject, such position became optional in light of article 140, paragraph 1 of the Brazilian Corporate Law.

In this context, on June 18, 2022, all of the members of the board of directors resigned, except for the director representative of the employees, allowing the Company to call an Extraordinary General Meeting to elect the other members of the board of directors representing the Company’s new legal status as a "true corporation".

Thus, at the Company's 182nd Extraordinary General Meeting ("182nd EGM"), the current members of the board of directors were elected, in addition to establishing the term of office of all members of the board of directors until the 2025 Annual Shareholders Meeting, as permitted under item 4.5.1 of B3's Corporate Governance Level 1 Listing Regulation (“Level 1 Regulation”), which is intended to provide stability to the board of directors of companies that move from a defined control regime to a dispersed capital or “true corporation” regime, such as the regime experienced by Eletrobras.

Given this perception of the necessary stability of the board of directors, especially considering the challenges brought by the privatization - and corresponding unlocking of value levers, the Company, as authorized by the Brazilian Corporate Law, understands that it is appropriate and appropriate to extinguish the seat assigned to the representative of the employees at the board of directors, which will be occupied by a member elected by the common shareholders and, therefore, without amending the current composition of the board of directors of the Company of nine (9) members. Notwithstanding, the Company's board of directors remains vigilant and encourages initiatives that positively impact its stakeholders, among which employees stand out.

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Based on the above, the Company's management proposes the amendment of the caput and exclusion of items I and II of article 28 of the Bylaws, as detailed in SCHEDULE 1 of this Management Proposal.

(g)	to include a transitory provision establishing for the retention in office of the current member of the board of directors elected as representative of the employees, until the end of his term of office, with the consequent adoption of a new Chapter XI ("Transitory Provision") and Article 53 in the Bylaws, as detailed below:

As mentioned above, the 182nd EGM approved, on an exceptional basis, a term of office until the Annual Shareholders Meeting of 2025 for all members of the Company's board of directors.

However, with respect to Mr. Carlos Eduardo Rodrigues Pereira, whose election occurred in an electoral college of his peers and was duly ratified at the 61st Annual Shareholders Meeting of the Company, held on April 27, 2021, his term of office, although also set out until the Ordinary Shareholders Meeting of 2025 by the 182nd EGM, will end at the Company's Ordinary Shareholders Meeting to be held in 2024, by virtue of the management term limit of three (3) years contained in article 140, item III, of the Brazilian Corporate Law, as well as of item 4.5.1 of Level 1 Regulation.

In order to ensure the representativeness of the employees for the period established by the 182nd EGM, the Company's management foresees the adoption in the Company's Bylaws of a new Chapter XI entitled "Transitory Provisions", with also the adoption of a new article 53, providing that the term of office of the current member of the board of directors appointed by the active employees of the Company, notwithstanding the extinction of such figure under the terms of the previous resolution of the Agenda of this Meeting, shall be in force until its termination (that is, the holding of the Annual Shareholders' Meeting of 2024); as detailed wording in SCHEDULE 1 of this Management Proposal.

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(h)	to approve the consolidation of the Bylaws with the changes approved in this Management Proposal, which is set forth in SCHEDULE 2.

The comparative table between the currently valid wording and the suggested new wording can be found in SCHEDULE 1 to this Management Proposal.

3.	Conclusion of the Board of Directors

The Board of Directors resolved, in its 970th Meeting, to call the EGM and to present this Management Proposal for deliberation by its shareholders.

The directors recommend that the Shareholders carefully read all the documentation made available to them in relation to the proposed resolutions and approve them at the end, as they understand that they are in the best interest of the Company, according to all the content described herein.

Rio de Janeiro, March 16, 2023

Ivan de Souza Monteiro

Chairman of the Board of Directors

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LIST OF SCHEDULES – EGM

All documents relating to the matters to be deliberated on by the 186th EGM are available to shareholders on the Company's website (https://ri.eletrobras.com), as listed below:

SCHEDULE 1	Amendments to be made to the Bylaws, with comparative table and legal and economic effects
SCHEDULE 2	Consolidated Bylaws

The Company, by its Investor Relations Department, through the telephone numbers (55)(21)2514-6333 or (55)(21)2514-6331, e-mails assembleiavirtual@eletrobras.com and ombudsman-ri@eletrobras.com, is at your entire disposal for further clarifications about the 186th Extraordinary General Meeting.

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SCHEDULE 1

Amendments to be made to the Bylaws, with comparative table and legal and economic effects

CURRENT BYLAWS	PROPOSED AMENDMENTS TO THE BYLAWS	ORIGIN, JUSTIFICATION AND ANALYSIS OF THE EFFECTS OF THE AMENDMENTS
BYLAWS OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A - ELETROBRAS	BYLAWS OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A - ELETROBRAS	Wording unchanged.
CHAPTER I	CHAPTER I	Wording unchanged.
Corporate Name, Duration, Headquarters and Corporate Purpose of the Company	Corporate Name, Duration, Headquarters and Corporate Purpose of the Company	Wording unchanged.
Article 1 - Centrais Elétricas Brasileiras S.A. - Eletrobras (“Company” or “Eletrobras”) is a publicly-held company, with an indefinite term and governed by these Bylaws (“Bylaws”) and the applicable legal provisions.	Article 1 - Centrais Elétricas Brasileiras S.A. - Eletrobras (“Company” or “Eletrobras”) is a publicly-held company, with an indefinite term and governed by these Bylaws (“Bylaws”) and the applicable legal provisions.	Wording unchanged.
Sole paragraph – With the entry of Eletrobras into the special listing segment called Level 1, of B3 S.A. – Brasil, Bolsa, Balcão (“B3”), Eletrobras, its shareholders, administrators and members of the Fiscal Council are subject to the provisions of the B3 Level 1 Listing Regulation (“Level 1 Regulation”).	Sole paragraph – With the entry of Eletrobras into the special listing segment called Level 1, of B3 S.A. – Brasil, Bolsa, Balcão (“B3”), Eletrobras, its shareholders, administrators and members of the Fiscal Council are subject to the provisions of the B3 Level 1 Listing Regulation (“Level 1 Regulation”).	Wording unchanged.
Article 2 – Eletrobras has its headquarters and venue in the city of Rio de Janeiro, State of Rio de Janeiro, and may establish, in the country and abroad, branches, agencies, affiliates and offices.	Article 2 – Eletrobras has its headquarters and venue in the city of Rio de Janeiro, State of Rio de Janeiro, and may establish, in the country and abroad, branches, agencies, affiliates and offices.	Wording unchanged.

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Sole paragraph – Eletrobras will exercise effective influence on the management of its subsidiaries, including through the definition of administrative, financial, technical and accounting guidelines.	Sole paragraph – Eletrobras will exercise effective influence on the management of its subsidiaries, including through the definition of administrative, financial, technical and accounting guidelines.	Wording unchanged.
Article 3 - Eletrobras has as its corporate purpose:	Article 3 - Eletrobras has as its corporate purpose:	Wording unchanged.
I – carry out studies, projects, construction and operation of power plants and electricity transmission and distribution lines, as well as the execution of company acts resulting from these activities, such as the sale of electricity; and	I – carry out studies, projects, construction and operation of power plants and electricity transmission and distribution lines, as well as the execution of company acts resulting from these activities, such as the sale of electricity; and	Wording unchanged.
II – promote and support research of its business interest in the energy sector, related to the generation, transmission and distribution of electricity, as well as studies of the use of reservoirs for multiple purposes, prospecting and development of alternative sources of energy generation, incentive to the rational and sustainable use of energy and implementation of smart energy networks.	II – promote and support research of its business interest in the energy sector, related to the generation, transmission and distribution of electricity, as well as studies of the use of reservoirs for multiple purposes, prospecting and development of alternative sources of energy generation, incentive to the rational and sustainable use of energy and implementation of smart energy networks.	Wording unchanged.
Paragraph 1 – Eletrobras may carry out the activities contained in its corporate purpose through controlled companies (“subsidiaries”), business consortia and investee companies, being allowed the constitution of new companies, including through association with or without power of control, and the acquisition of shares or capital shares of other companies.	Paragraph 1 – Eletrobras may carry out the activities contained in its corporate purpose through controlled companies (“subsidiaries”), joint ventures and invested companies, being allowed the constitution of new companies, including through association with or without power of control, and the acquisition of shares or capital shares of other companies.	Wording unchanged.

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Paragraph 2 – The Company may develop other activities related or complementary to its corporate purpose.	Paragraph 2 – The Company may develop other activities related or complementary to its corporate purpose.	Wording unchanged.
Paragraph 3 – Eletrobras shall take all reasonable steps to ensure that its administrators, agents, employees and any other persons acting on its behalf, as well as its subsidiaries, administrators, agents, employees and any other persons acting on their behalf proceed in accordance with the provisions of the Code of Ethical Conduct and Integrity of Eletrobras Companies, the United States Foreign Corrupt Practices (United States Foreign Corrupt Practices Act of 1977, 15 U.S.C. paragraph 78-dd-1, et seq., as amended), and its subsequent amendments, hereinafter referred to as FCPA and Brazilian anti-corruption legislation.	Paragraph 3 – Eletrobras shall take all reasonable steps to ensure that its administrators, agents, employees and any other persons acting on its behalf, as well as its subsidiaries, administrators, agents, employees and any other persons acting on their behalf proceed in accordance with the provisions of the Eletrobras Code of ~~Ethical~~ Conduct ~~and Integrity of Eletrobras Companies~~, the United States Foreign Corrupt Practices (United States Foreign Corrupt Practices Act of 1977, 15 U.S.C. paragraph 78-dd-1, et seq., as amended), and its subsequent amendments, hereinafter referred to as FCPA and Brazilian anti-corruption legislation.	Wording of paragraph 3 adjusted to conform to the nomenclature of the current Eletrobras Code of Conduct, without any legal or economic effect.
Paragraph 4 – Eletrobras shall guide the Conduct of its business, operations, investments and interactions based on the principles of transparency, corporate responsibility, accountability and sustainable development.	Paragraph 4 – Eletrobras shall guide the Conduct of its business, operations, investments and interactions based on the principles of transparency, corporate responsibility, accountability and sustainable development.	Wording unchanged.
CHAPTER II	CHAPTER II	Wording unchanged.
Capital, Shares and Shareholders	Capital, Shares and Shareholders	Wording unchanged.

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Article 4 – The capital is BRL 70,099.825.620,79 (seventy billion, ninety-nine million, eigth hundred and twety-five thousand, six hundred and twety reais and seventy-nine cents) divided into 2,027,011,498 (two billion, twenty-seven million, eleven thousand four hundred and ninety-eight) common shares, 146,920 (one hundred and forty-six thousand, nine hundred and twenty) class "A" preferred shares, 279,941,393 (two hundred seventy-nine million, nine hundred forty-one thousand, three hundred ninety-three) preferred shares of class “B” and one (1) special class preferred share exclusively held by the Federal Government, all without par value.	Article 4 – The capital is BRL 70,099.825.620,79 (seventy billion, ninety-nine million, eigth hundred and twety-five thousand, six hundred and twety reais and seventy-nine cents) divided into 2,027,011,498 (two billion, twenty-seven million, eleven thousand four hundred and ninety-eight) common shares, 146,920 (one hundred and forty-six thousand, nine hundred and twenty) class "A" preferred shares, 279,941,393 (two hundred seventy-nine million, nine hundred forty-one thousand, three hundred ninety-three) preferred shares of class “B” and one (1) special class preferred share exclusively held by the Federal Government, all without par value.	Wording unchanged.
Paragraph 1 – The shares of Eletrobras shall be:	Paragraph 1 – The shares of Eletrobras shall be:	Wording unchanged.
I – common, in nominative form, with the right to one vote per share;	I – common, in nominative form, with the right to one vote per share;	Wording unchanged.
II – classes “A” and “B” preferred, in the nominative form, without the right to vote at the Shareholders’ Meetings, except for legal cases; and	II – classes “A” and “B” preferred, in the nominative form, without the right to vote at the Shareholders’ Meetings, except for legal cases; and	Wording unchanged.
III – 1 (one) special class preferred share, held exclusively by the Federal Government, without the right to vote at the Shareholders’ Meetings, except for the right of veto established in paragraph 3 of article 11 of these Bylaws.	III – 1 (one) special class preferred share, held exclusively by the Federal Government, without the right to vote at the Shareholders’ Meetings, except for the right of veto established in paragraph 3 of article 11 of these Bylaws.	Wording unchanged.
Paragraph 2 – The shares of both types may be kept in deposit accounts in the name of the respective holders, under the book-entry regime, without issuing certificates, in a financial institution contracted for this purpose.	Paragraph 2 – The shares of both types may be kept in deposit accounts in the name of the respective holders, under the book-entry regime, without issuing certificates, in a financial institution contracted for this purpose.	Wording unchanged.

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Paragraph 3 – Whenever there is a transfer of ownership of shares, the depositary financial institution may charge, from the selling shareholder, the cost related to the service of such transfer, subject to the maximum limits set by the Brazilian Securities and Exchange Commission – CVM.	Paragraph 3 – Whenever there is a transfer of ownership of shares, the depositary financial institution may charge, from the selling shareholder, the cost related to the service of such transfer, subject to the maximum limits set by the Brazilian Securities and Exchange Commission – CVM.	Wording unchanged.
Paragraph 4 – The voting rights of common shares at Shareholders’ Meetings shall be applied in compliance with the limits set forth in these Bylaws.	Paragraph 4 – The voting rights of common shares at Shareholders’ Meetings shall be applied in compliance with the limits set forth in these Bylaws.	Wording unchanged.
Article 5 – Eletrobras is authorized to increase its capital up to the limit of one hundred billion Brazilian reais (BRL100,000,000,000.00), by resolution of the Board of Directors, regardless of statutory reform, through the issuance of common shares.	Article 5 – Eletrobras is authorized to increase its capital up to the limit of one hundred billion Brazilian reais (BRL100,000,000,000.00), by resolution of the Board of Directors, regardless of statutory reform, through the issuance of common shares.	Wording unchanged.
Paragraph 1 – The Board of Directors shall establish the conditions of issue, subscription, form and term of Payment, price per share, form of placement (public or private) and its distribution in the country or abroad.	Paragraph 1 – The Board of Directors shall establish the conditions of issue, subscription, form and term of Payment, price per share, form of placement (public or private) and its distribution in the country or abroad.	Wording unchanged.

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Paragraph 2 – At the discretion of the Board of Directors, the issuance of shares, debentures convertible into shares and subscription bonuses may be carried out, within the limit of the authorized capital, without preemptive Rights or with reduction of the term referred to in article 171, paragraph 4 of Law 6,404/1976, as amended (“Brazilian Corporate Law”), whose placement is made through sale on the stock Exchange or by public subscription, or in accordance with a stock option plan approved by the Shareholders’ Meeting, under the terms established by law.	Paragraph 2 – At the discretion of the Board of Directors, the issuance of shares, debentures convertible into shares and subscription bonuses may be carried out, within the limit of the authorized capital, without preemptive Rights or with reduction of the term referred to in article 171, paragraph 4 of Law 6,404/1976, as amended (“Brazilian Corporate Law”), whose placement is made through sale on the stock Exchange or by public subscription, or in accordance with a stock option plan approved by the Shareholders’ Meeting, under the terms established by law.	Wording unchanged.
Article 6 – It is forbidden for any shareholder or group of Shareholders, Brazilian or foreign, public or private, to exercise the right to vote in a number greater than the equivalent to the percentage of ten percent (10%) of the total number of shares in which the voting capital of Eletrobras is divided, regardless of its participation in the capital.	Article 6 – It is forbidden for any shareholder or group of Shareholders, Brazilian or foreign, public or private, to exercise the right to vote in a number greater than the equivalent to the percentage of ten percent (10%) of the total number of shares in which the voting capital of Eletrobras is divided, regardless of its participation in the capital.	Wording unchanged.
Sole paragraph – If the preferred shares issued by Eletrobras confer voting Rights under the terms of article 111, paragraph 1, of Law No. 6,404, of 1976, the limitation contained in the caput of this article 6 will cover such preferred shares, so that all shares held by the shareholder or group of shareholders that confer voting rights in relation to a particular resolution (whether common or preferred) are considered for the purpose of calculating the number of votes according to the caput of this article.	Sole paragraph – If the preferred shares issued by Eletrobras confer voting Rights under the terms of article 111, paragraph 1, of Law No. 6,404, of 1976, the limitation contained in the caput of this article 6 will cover such preferred shares, so that all shares held by the shareholder or group of shareholders that confer voting rights in relation to a particular resolution (whether common or preferred) are considered for the purpose of calculating the number of votes according to the caput of this article.	Wording unchanged.
Article 7 – It is forbidden to enter into shareholders’ agreements that aims to regulate the exercise of the right to vote in a number greater than that corresponding to the percentage of ten percent (10%) of the total number of shares in which the voting capital of Eletrobras is divided, including in the case described in article 6, sole paragraph.	Article 7 – It is forbidden to enter into shareholders’ agreements that aims to regulate the exercise of the right to vote in a number greater than that corresponding to the percentage of ten percent (10%) of the total number of shares in which the voting capital of Eletrobras is divided, including in the case described in article 6, sole paragraph.	Wording unchanged.

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Paragraph 1 - The Company will not file a shareholders' agreement on the exercise of voting rights that conflicts with the provisions of these Bylaws.	Paragraph 1 - The Company will not file a shareholders' agreement on the exercise of voting rights that conflicts with the provisions of these Bylaws.	Wording unchanged.
Paragraph 2 - The chairman of the Eletrobras meeting shall not count votes cast in disagreement with the rules stipulated in articles 6 and 7 of these Bylaws, without prejudice to the exercise of the right of veto by the Federal Government, pursuant to paragraph 3 of article 11 of these Bylaws.	Paragraph 2 - The chairman of the Eletrobras meeting shall not count votes cast in disagreement with the rules stipulated in articles 6 and 7 of these Bylaws, without prejudice to the exercise of the right of veto by the Federal Government, pursuant to paragraph 3 of article 11 of these Bylaws.	Wording unchanged.
Article 8 - For the purposes of these Bylaws, two or more shareholders of the Company shall be considered as a group of shareholders:	Article 8 - For the purposes of these Bylaws, two or more shareholders of the Company shall be considered as a group of shareholders:	Wording unchanged.
I - That are parties to a voting agreement, either directly or through controlled companies, controlling companies or under common control;	I - That are parties to a voting agreement, either directly or through controlled companies, controlling companies or under common control;	Wording unchanged.
II - If one is, directly or indirectly, a controlling shareholder or controlling company of the other or others;	II - If one is, directly or indirectly, a controlling shareholder or controlling company of the other or others;	Wording unchanged.
III - Which are companies directly or indirectly controlled by the same person or company, or group of persons or companies, shareholders or not; or	III - Which are companies directly or indirectly controlled by the same person or company, or group of persons or companies, shareholders or not; or	Wording unchanged.

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IV - Companies, associations, foundations, cooperatives and trusts, investment funds or portfolios, universality of rights or any other forms of organization or enterprise with the same administrators or managers, or whose administrators or managers are companies directly or indirectly controlled by the same person or company, or group of persons or companies, shareholders or not.	IV - Companies, associations, foundations, cooperatives and trusts, investment funds or portfolios, universality of rights or any other forms of organization or enterprise with the same administrators or managers, or whose administrators or managers are companies directly or indirectly controlled by the same person or company, or group of persons or companies, shareholders or not.	Wording unchanged.
Paragraph 1 - In the case of investment funds with a common administrator or manager, only those whose investment policy and exercise of votes at shareholders' meetings, under the terms of the respective regulations, are the responsibility of the administrator or manager, as the case may be, on a discretionary basis.	Paragraph 1 - In the case of investment funds with a common administrator or manager, only those whose investment policy and exercise of votes at shareholders' meetings, under the terms of the respective regulations, are the responsibility of the administrator or manager, as the case may be, on a discretionary basis.	Wording unchanged.
Paragraph 2 - In addition to the provisions of the caput and preceding paragraph of this article, any shareholders represented by the same agent, administrator or representative in any capacity shall be considered parts of the same group of shareholders, except in the case of holders of securities issued under the Company's Depositary Receipts program, when represented by the respective depository bank, provided that they do not fall within any of the other cases provided for in the caput or in paragraph 1 of this article.	Paragraph 2 - In addition to the provisions of the caput and preceding paragraph of this article, any shareholders represented by the same agent, administrator or representative in any capacity shall be considered parts of the same group of shareholders, except in the case of holders of securities issued under the Company's Depositary Receipts program, when represented by the respective depository bank, provided that they do not fall within any of the other cases provided for in the caput or in paragraph 1 of this article.	Wording unchanged.
Paragraph 3 - In the case of shareholders' agreements that deal with the exercise of the right to vote, all its signatories will be considered, in the form of this article, as members of a group of shareholders, for the purpose of applying the limitation on the number of votes referred to in articles 6 and 7.	Paragraph 3 - In the case of shareholders' agreements that deal with the exercise of the right to vote, all its signatories will be considered, in the form of this article, as members of a group of shareholders, for the purpose of applying the limitation on the number of votes referred to in articles 6 and 7.	Wording unchanged.

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Paragraph 4 - The shareholders must keep Eletrobras informed about their membership in a group of shareholders under the terms of these Bylaws, if such group of shareholders holds, in total, shares representing ten percent (10%) or more of the voting capital of Eletrobras.	Paragraph 4 - The shareholders must keep Eletrobras informed about their membership in a group of shareholders under the terms of these Bylaws, if such group of shareholders holds, in total, shares representing ten percent (10%) or more of the voting capital of Eletrobras.	Wording unchanged.
Paragraph 5 - The members of the board of shareholders' meetings may request from the shareholders documents and information, as they deem necessary to verify the eventual belonging of a shareholder to a group of shareholders that may hold ten percent (10%) or more of the voting capital of Eletrobras.	Paragraph 5 - The members of the board of shareholders' meetings may request from the shareholders documents and information, as they deem necessary to verify the eventual belonging of a shareholder to a group of shareholders that may hold ten percent (10%) or more of the voting capital of Eletrobras.	Wording unchanged.
Article 9 - The shareholder or group of shareholders who, directly or indirectly, becomes the holder of common shares that, together, exceed thirty percent (30%) of the voting capital of Eletrobras and that does not return to a level below such percentage within one hundred and twenty (120) days shall make a public offer for the acquisition of all other common shares, for an amount at least one hundred percent (100%) higher than the highest price of the respective shares in the last five hundred and four (504) trading sessions, updated by the rate of the Special System of Settlement and Custody - SELIC.	Article 9 - The shareholder or group of shareholders who, directly or indirectly, becomes the holder of common shares that, together, exceed thirty percent (30%) of the voting capital of Eletrobras and that does not return to a level below such percentage within one hundred and twenty (120) days shall make a public offer for the acquisition of all other common shares, for an amount at least one hundred percent (100%) higher than the highest price of the respective shares in the last five hundred and four (504) trading sessions, updated by the rate of the Special System of Settlement and Custody - SELIC.	Wording unchanged.

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Sole paragraph - The obligation to make a public offer of acquisition, under the terms of the caput, will not apply to the effective participation, directly or indirectly, of the Federal Government in the voting capital of the Company on the date of entry into force of the provision, but will apply if in the future, after reduction, its participation will increase and exceed the percentage of thirty percent (30%) of the voting capital of the Company.	Sole paragraph - The obligation to make a public offer of acquisition, under the terms of the caput, will not apply to the effective participation, directly or indirectly, of the Federal Government in the voting capital of the Company on the date of entry into force of the provision, but will apply if in the future, after reduction, its participation will increase and exceed the percentage of thirty percent (30%) of the voting capital of the Company.	Wording unchanged.
Article 10 - The shareholder or group of shareholders who, directly or indirectly, becomes the holder of common shares that, together, exceed fifty percent (50%) of the voting capital of Eletrobras and does not return to a level below such percentage within one hundred and twenty (120) days shall make a public offer for the acquisition of all other common shares, for an amount at least two hundred percent (200%) higher than the highest price of the respective shares in the last five hundred and four (504) trading sessions, updated by the rate of the Special System for Settlement and Custody – SELIC.	Article 10 - The shareholder or group of shareholders who, directly or indirectly, becomes the holder of common shares that, together, exceed fifty percent (50%) of the voting capital of Eletrobras and does not return to a level below such percentage within one hundred and twenty (120) days shall make a public offer for the acquisition of all other common shares, for an amount at least two hundred percent (200%) higher than the highest price of the respective shares in the last five hundred and four (504) trading sessions, updated by the rate of the Special System for Settlement and Custody – SELIC.	Wording unchanged.
Sole paragraph - The obligation to make a public offer for acquisition, under the terms of the caput, will not apply to the effective participation, directly or indirectly, of the Federal Government in the voting capital of the Company on the date of entry into force of the provision, but will apply if in the future, after the Offer, its participation increases and exceeds the percentage of fifty percent (50%) of the voting capital of the Company.	Sole paragraph - The obligation to make a public offer for acquisition, under the terms of the caput, will not apply to the effective participation, directly or indirectly, of the Federal Government in the voting capital of the Company on the date of entry into force of the provision, but will apply if in the future, after the Offer, its participation increases and exceeds the percentage of fifty percent (50%) of the voting capital of the Company.	Wording unchanged.

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Article 11 - The preferred shares cannot be converted into common shares and, in the case of classes "A" and "B", will have priority in the reimbursement of capital and in the distribution of dividends.	Article 11 - The preferred shares cannot be converted into common shares and, in the case of class of classes "A" and"B", will have priority in the reimbursement of capital and in the distribution of dividends.	Wording unchanged.
Paragraph 1 - The preferred shares of class “A”, which are those subscribed until June 23rd, 1969, and those resulting from bonuses attributed to them will have priority in the distribution of dividends, which will be levied at the rate of eight percent per year on the capital belonging to this type and class of shares, to be apportioned equally among them.	Paragraph 1 - The preferred shares of class “A”, which are those subscribed until June 23, 1969, and those resulting from bonuses attributed to them will have priority in the distribution of dividends, which will be levied at the rate of eight percent per year on the capital belonging to this type and class of shares, to be apportioned equally among them.	Wording unchanged.
Paragraph 2 - The preferred shares of class “B”, which are those subscribed as of June 23rd, 1969, will have priority in the distribution of dividends, which will be levied at the rate of six percent (6%) per year, on the capital belonging to this type and class of shares, dividends to be apportioned equally between them.	Paragraph 2 - The preferred shares of class “B”, which are those subscribed as of June 23, 1969, will have priority in the distribution of dividends, which will be levied at the rate of six percent (6%) per year, on the capital belonging to this type and class of shares, dividends to be apportioned equally between them.	Wording unchanged.
Paragraph 3 - The special class preferred share, exclusively owned by the Federal Government, created based on article 3, item III, subparagraph 'c', of Law No. 14,182, of 2021, with article 17, paragraph 7, of Law No. 6,404, of 1976, gives the Federal Government the power of veto in corporate resolutions aimed at modifying the Bylaws for the purpose of removing or modifying the limitation on the exercise of the right to vote and entering into a shareholders' agreement, established in articles 6 and 7 of these Bylaws.	Paragraph 3 - The special class preferred share, exclusively owned by the Federal Government, created based on article 3, item III, subparagraph 'c', of Law No. 14,182, of 2021, with article 17, paragraph 7, of Law No. 6,404, of 1976, gives the Federal Government the power of veto in corporate resolutions aimed at modifying the Bylaws for the purpose of removing or modifying the limitation on the exercise of the right to vote and entering into a shareholders' agreement, established in articles 6 and 7 of these Bylaws.	Wording unchanged.

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Paragraph 4 - Class "A" and class "B" preferred shares will participate, on equal terms, with the common shares and the special class preferred share in the distribution of dividends, after they are guaranteed the lowest of the minimum dividends provided for in paragraphs 1 and 2, subject to the provisions of paragraph 5.	Paragraph 4 - Class "A" and class "B" preferred shares will participate, on equal terms, with the common shares and the special class preferred share in the distribution of dividends, after they are guaranteed the lowest of the minimum dividends provided for in paragraphs 1 and 2, subject to the provisions of paragraph 5.	Wording unchanged.
Paragraph 5 – Class “A” and class “B” preferred shares shall be entitled to receive a dividend, for each share, at least ten percent (10%) greater than that attributed to each common share.	Paragraph 5 – Class “A” and class “B” preferred shares shall be entitled to receive a dividend, for each share, at least ten percent (10%) greater than that attributed to each common share.	Wording unchanged.
Article 12 – The capital increases of Eletrobras will be carried out through public or private subscription and incorporation of reserves, capitalizing the Resources through the modalities admitted by law.	Article 12 – The capital increases of Eletrobras will be carried out through public or private subscription and incorporation of reserves, capitalizing the Resources through the modalities admitted by law.	Wording unchanged.
Sole paragraph – In capital increases, preference will be assured to all Eletrobras shareholders, in proportion to their shareholding, except in the case of paragraph 2 of article 5.	Sole paragraph – In capital increases, preference will be assured to all Eletrobras shareholders, in proportion to their shareholding, except in the case of paragraph 2 of article 5.	Wording unchanged.
Article 13 – The payment of shares shall comply with the rules and conditions established by the Board of Directors.	Article 13 – The payment of shares shall comply with the rules and conditions established by the Board of Directors.	Wording unchanged.

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Sole paragraph - The shareholder who does not make the payment in accordance with the rules and conditions referred to in this article shall be in full right constituted in arrears, applying monetary restatement, interest of twelve percent per year and a fine of ten percent on the amount of the installment due.	Sole paragraph - The shareholder who does not make the payment in accordance with the rules and conditions referred to in this article shall be in full right constituted in arrears, applying monetary restatement, interest of twelve percent per year and a fine of ten percent on the amount of the installment due.	Wording unchanged.
Article 14 – Eletrobras may issue non-convertible securities and debentures.	Article 14 – Eletrobras may issue non-convertible securities and debentures.	Wording unchanged.
Article 15 - Eletrobras, by resolution of the Board of Directors, may acquire its own shares for cancellation, or permanence in treasury and subsequent disposal, provided that up to the amount of the balance of profits and reserves, except the legal reserve, subject to the applicable legal and regulatory provisions.	Article 15 - Eletrobras, by resolution of the Board of Directors, may acquire its own shares for cancellation, or permanence in treasury and subsequent disposal, provided that up to the amount of the balance of profits and reserves, except the legal reserve, subject to the applicable legal and regulatory provisions.	Wording unchanged.
Article 16 - The redemption of shares of one or more classes may be effected by resolution of the Extraordinary General Meeting, regardless of approval at the Special Meeting of the shareholders of the species and classes affected, except for the preferential share of the special class, held exclusively by the Federal Government, which can only be redeemed with legal authorization.	Article 16 - The redemption of shares of one or more classes may be effected by resolution of the Extraordinary General Meeting, regardless of approval at the Special Meeting of the shareholders of the species and classes affected, except for the preferential share of the special class, held exclusively by the Federal Government, which can only be redeemed with legal authorization.	Wording unchanged.
CHAPTER III	CHAPTER III	Wording unchanged.
The Shareholders’ Meeting	The Shareholders’ Meeting	Wording unchanged.
Article 17 - The Annual Shareholders’ Meeting shall be held within the first four (4) months following the end of the fiscal year, on a day and time previously fixed, to:	Article 17 - The Annual Shareholders’ Meeting shall be held within the first four (4) months following the end of the fiscal year, on a day and time previously fixed, to:	Wording unchanged.
I – take the management accounts, examine, discuss and vote on the financial statements;	I - take the management accounts, examine, discuss and vote on the financial statements;	Wording unchanged.

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II – resolve on the allocation of net income for the year and the distribution of dividends;	II - resolve on the allocation of net income for the year and the distribution of dividends;	Wording unchanged.
III – elect the members of the Board of Directors and the Fiscal Council;	III - elect the members of the Board of Directors and the Fiscal Council;	Wording unchanged.
IV – establish the individual amount of the remuneration of the members of the Fiscal Council, subject to the applicable legislation; and	IV - establish the individual amount of the remuneration of the members of the Fiscal Council, subject to the applicable legislation; and	Wording unchanged.
V – establish the annual global amount of the remuneration of the administrators and members of the Advisory Committees to the Board of Directors.	V – establish the annual global amount of the remuneration of the administrators and members of the Advisory Committees to the Board of Directors.	Wording unchanged.
Article 18 – In addition to the matters provided for in Law No. 6,404 of 1976, the Shareholders’ Meeting shall deliberate on matters submitted to it by the Board of Directors and other matters within its competence.	Article 18 - In addition to the matters provided for in Law No. 6,404 of 1976, the Shareholders’ Meeting shall deliberate on matters submitted to it by the Board of Directors and other matters within its competence.	Wording unchanged.
Paragraph 1 - The Shareholders’ Meeting shall meet in person or digital formats, or partially digital, according to the legislation in force, and shall only resolve on matters on the agenda, contained in the respective call notice, and the approval of matters under generic rubric is prohibited.	Paragraph 1 - The Shareholders’ Meeting shall meet in person or digital formats, or partially digital, according to the legislation in force, and shall only resolve on matters on the agenda, contained in the respective call notice, and the approval of matters under generic rubric is prohibited.	Wording unchanged.

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Paragraph 2 - The resolutions of the Meeting shall be taken by majority vote, except for those that require a qualified quorum, with the vote of each shareholder proportional to its shareholding in the Company's capital, respecting the limit corresponding to ten percent (10%) of the voting capital for the vote of each shareholder and group of shareholders, pursuant to articles 6 and 7 of these Bylaws.	Paragraph 2 - The resolutions of the Meeting shall be taken by majority vote, except for those that require a qualified quorum, with the vote of each shareholder proportional to its shareholding in the Company's capital, respecting the limit corresponding to ten percent (10%) of the voting capital for the vote of each shareholder and group of shareholders, pursuant to articles 6 and 7 of these Bylaws.	Wording unchanged.
Paragraph 3 – For the purposes of verifying the quorum for approval of a resolution, the calculation of the total number of possible votes shall consider the limitation of votes provided for in paragraph 2 of this article.	Paragraph 3 – For the purposes of verifying the quorum for approval of a resolution, the calculation of the total number of possible votes shall consider the limitation of votes provided for in paragraph 2 of this article.	Wording unchanged.
Paragraph 4 – The resolutions of the Meeting shall be recorded in the minute book, and may be drawn up in summary form.	Paragraph 4 – The resolutions of the Meeting shall be recorded in the minute book, and may be drawn up in summary form.	Wording unchanged.
Paragraph 5 – Explanations of vote may be recorded, if the shareholder or its representatives so wishes.	Paragraph 5 – Explanations of vote may be recorded, if the shareholder or its representatives so wishes.	Wording unchanged.
Paragraph 6 – The abstention from voting, when it occurs must be included in the minutes and the disclosure document of the Meeting.	Paragraph 6 – The abstention from voting, when it occurs must be included in the minutes and the disclosure document of the Meeting.	Wording unchanged.
Paragraph 7 - The board that will direct the work of the Shareholders’ Meeting will be chaired by the Chairman of the Board of Directors, or by a substitute chosen by the said management body, and the chairman of the board is responsible for the appointment of the secretary.	Paragraph 7 - The board that will direct the work of the Shareholders’ Meeting will be chaired by the Chairman of the Board of Directors, or by a substitute chosen by the said management body, and the chairman of the board is responsible for the appointment of the secretary.	Wording unchanged.
Article 19 – The shareholder may be represented by a power of attorney at the Shareholders’ Meetings, pursuant to article 126, paragraph 1 of Law No. 6,404, of 1976.	Article 19 – The shareholder may be represented by a power of attorney at the Shareholders’ Meetings, pursuant to article 126, paragraph 1 of Law No. 6,404, of 1976.	Wording unchanged.

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Paragraph 1 – The documents proving the condition of shareholder and its representation must be delivered according to the call notice.	Paragraph 1 – The documents proving the condition of shareholder and its representation must be delivered according to the call notice.	Wording unchanged.
Paragraph 2 – All shareholders who comply with the requirements set forth in the call notice shall be admitted to the Shareholders’ Meeting.	Paragraph 2 – All shareholders who comply with the requirements set forth in the call notice shall be admitted to the Shareholders’ Meeting.	Wording unchanged.
Paragraph 3 - The recognition of the signature of the power of attorney granted by shareholders not resident in the country and by the holder of Brazilian Depositary Receipts (BDR) is waived, and the instrument of representation must be deposited in timely manner at the headquarters of Eletrobras.	Paragraph 3 - The recognition of the signature of the power of attorney granted by shareholders not resident in the country and by the holder of ~~Brazilian~~ American Depositary Receipts (~~B~~ADR) is waived, and the instrument of representation must be deposited in timely manner at the headquarters of Eletrobras.	Wording of paragraph 3 adjusted to correct the nature of the Company's Depositary Receipts program, without any economic or legal effect.
CHAPTER IV	CHAPTER IV	Wording unchanged.
Management	Management	Wording unchanged.
Article 20 – The Management of Eletrobras, in the form of these Bylaws and the governing legislation, is the responsibility of the Board of Directors and the Executive Board of Officers.	Article 20 – The Management of Eletrobras, in the form of these Bylaws and the governing legislation, is the responsibility of the Board of Directors and the Executive Board of Officers.	Wording unchanged.
Article 21 – The exercise of the positions of members of the Eletrobras Management, resident or not in the country, is private to individuals, and the management Guarantee may be required for any position of administrator.	Article 21 – The exercise of the positions of members of the Eletrobras Management, resident or not in the country, is private to individuals, and the management Guarantee may be required for any position of administrator.	Wording unchanged.

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Sole paragraph - The minutes of the Shareholders’ Meetings or meeting of the Board of Directors, which elect, respectively, directors and officers of the Company, shall contain the qualification of each of the elected members and the term of office and, when the law, these Bylaws, policies and standards of Eletrobras require certain requirements for the investiture in the position of management of Eletrobras, only those who have exhibited the necessary proof of such requirements may be elected and sworn in, of which an authentic copy shall be filed at the registered office.	Sole paragraph - The minutes of the Shareholders’ Meetings or meeting of the Board of Directors, which elect, respectively, directors and officers of the Company, shall contain the qualification of each of the elected members and the term of office and, when the law, these Bylaws, policies and standards of Eletrobras require certain requirements for the investiture in the position of management of Eletrobras, only those who have exhibited the necessary proof of such requirements may be elected and sworn in, of which an authentic copy shall be filed at the registered office.	Wording unchanged.
Article 22 – The investiture in the management position of Eletrobras shall comply with the requirements and impediments imposed by legislation, by these Bylaws and, as applicable, by the internal regulations of the Company that provide for indications of administrators and fiscal directors.	Article 22 – The investiture in the management position of Eletrobras shall comply with the requirements and impediments imposed by legislation, by these Bylaws and, as applicable, by the internal regulations of the Company that provide for indications of administrators and fiscal directors.	Wording unchanged.
Paragraph 1 – Due to absolute incompatibility, the investiture of the Board of Directors and Executive Board of Officers is prohibited:	Paragraph 1 – Due to absolute incompatibility, the investiture of the Board of Directors and Executive Board of Officers is prohibited:	Wording unchanged.
I - representative of the regulatory body to which the Company is subject, of Minister of State, Secretary of State, Municipal Secretary, holder of a position, without a permanent link with the public service, of a special nature or of direction and superior advice in the public administration, of statutory leader of a political party and a holder of a mandate in the Legislative Branch of any entity of the federation, even if licensed from the position;	I - representative of the regulatory body to which the Company is subject, of Minister of State, Secretary of State, Municipal Secretary, holder of a position, without a permanent link with the public service, of a special nature or of direction and superior advice in the public administration, of statutory leader of a political party and a holder of a mandate in the Legislative Branch of any entity of the federation, even if licensed from the position;	Wording unchanged.

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II – of a person who has acted, in the last thirty-six (36) months, as a participant in the decision-making structure of a political party or in work linked to the organization, structuring and carrying out of an electoral campaign; and	II – of a person who has acted, in the last thirty-six (36) months, as a participant in the decision-making structure of a political party or in work linked to the organization, structuring and carrying out of an electoral campaign; and	Wording unchanged.
III – of a person who holds a position in a union organization.	III - of a person who holds a position in a union organization.	Wording unchanged.
Paragraph 2 – The legal and integrity requirements shall be analyzed by the People Committee.	Paragraph 2 – The legal and integrity requirements shall be analyzed by the People Committee.	Wording unchanged.
Paragraph 3 - The administrators and members of statutory committees will be invested in their positions by signing a term of investiture made available by the Company, within a maximum period of up to thirty (30) days, counted from the election, which will include the submission of the sworn-in to the Code of Ethical Conduct and Integrity of the Eletrobras Companies and other internal regulations issued by the Company.	Paragraph 3 - The administrators and members of statutory committees will be invested in their positions by signing a term of investiture made available by the Company, within a maximum period of up to thirty (30) days, counted from the election, which will include the submission of the sworn-in to the Eletrobras Code of ~~Ethical~~ Conduct ~~and Integrity of Eletrobras Companies~~ and other internal regulations issued by the Company.	Wording of paragraph 3 adjusted to conform to the nomenclature of the current Eletrobras Code of Conduct, without any legal or economic effect.
Paragraph 4 – If the term of investiture is not signed within thirty (30) days after the election, it will become null and void, unless justified by the management body for which it has been elected.	Paragraph 4 – If the term of investiture is not signed within thirty (30) days after the election, it will become null and void, unless justified by the management body for which it has been elected.	Wording unchanged.

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Paragraph 5 - The instrument of investiture must contain, under penalty of nullity, the indication of at least one domicile in which the administrator or external member of the statutory committee will receive the summons and subpoenas in administrative and judicial proceedings related to acts of its management and/or attribution, which will be considered fulfilled upon delivery to the indicated domicile, which can only be changed by written communication to Eletrobras.	Paragraph 5 - The instrument of investiture must contain, under penalty of nullity, the indication of at least one domicile in which the administrator or external member of the statutory committee will receive the summons and subpoenas in administrative and judicial proceedings related to acts of its management and/or attribution, which will be considered fulfilled upon delivery to the indicated domicile, which can only be changed by written communication to Eletrobras.	Wording unchanged.
Paragraph 6 - The investiture of the Director residing or domiciled abroad is subject to the constitution of a representative residing in the Country, with powers to receive service of process in actions against him/her proposed based on Brazilian Corporate Law, by means of a power of attorney with an expiration date that must extend for at least three (3) years after the expiration of the Director's term of office.	Paragraph 6 - The investiture of the Director residing or domiciled abroad is subject to the constitution of a representative residing in the Country, with powers to receive service of process in actions against him/her proposed based on Brazilian Corporate Law, by means of a power of attorney with an expiration date that must extend for at least three (3) years after the expiration of the Director's term of office.	Wording unchanged.
Paragraph 7 – When taking office, the administrator must subscribe to the Administrators’ Term of Consent, in accordance with the Provisions of the Level 1 Regulation, and observe the other applicable legal requirements.	Paragraph 7 – When taking office, the administrator must subscribe to the Administrators’ Term of Consent, in accordance with the Provisions of the Level 1 Regulation, and observe the other applicable legal requirements.	Wording unchanged.
Article 23 – It is forbidden for the administrator to deliberate on a matter conflicting with its interests or related to third parties under its influence, pursuant to article 156 of Law 6,404 of 1976, and the accumulation of the positions of chairman of the board of directors and president of the Company by the same person is also prohibited.	Article 23 – It is forbidden for the administrator to deliberate on a matter conflicting with its interests or related to third parties under its influence, pursuant to article 156 of Law 6,404 of 1976, and the accumulation of the positions of chairman of the board of directors and chief executive officer or executive of the Company by the same person is also prohibited.	Wording of the caput amended to conform the wording of the Bylaws to the wording of article 156 of the Brazilian Corporate Law, without any legal or economic effect.
Sole paragraph – The administrator who is conflicted in relation to the topic to be discussed must previously express his conflict of interest or private interest, withdraw from the meeting, refrain from discussing the topic and request registration in the minutes of his absence in the conclave.	Sole paragraph – The administrator who is conflicted in relation to the topic to be discussed must previously express his conflict of interest or private interest, withdraw from the meeting, refrain from discussing the topic and request registration in the minutes of his absence in the conclave.	Wording unchanged.

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Article 24 – The term of office of the members of the Board of Directors and the Executive Board of Officers shall be extended until the effective investiture of the new members.	Article 24 – The term of office of the members of the Board of Directors and the Executive Board of Officers shall be extended until the effective investiture of the new members.	Wording unchanged.
Article 25 – The Board of Directors and the Executive Board of Officers shall deliberate with the presence of the majority of its members and its resolutions shall be taken, respectively, by the vote of the majority of the directors or officers present, except in the cases of qualified quorum established in article 26 of these Bylaws.	Article 25 – The Board of Directors and the Executive Board of Officers shall deliberate with the presence of the majority of its members and its resolutions shall be taken, respectively, by the vote of the majority of the directors or officers present, except in the cases of qualified quorum established in article 26 of these Bylaws.	Wording unchanged.
Paragraph 1 – The minutes of the meeting of each management body shall be clearly written and record the resolutions taken, which may be drawn up in summary form, in addition to the persons present, the divergent votes and abstentions from voting, and shall be signed by all members present physically, remotely and electronically.	Paragraph 1 – The minutes of the meeting of each management body shall be clearly written and record the resolutions taken, which may be drawn up in summary form, in addition to the persons present, the divergent votes and abstentions from voting, and shall be signed by all members present physically, remotely and electronically.	Wording unchanged.
Paragraph 2 – The minutes of the meetings of the Board of Directors that contain a resolution intended to produce effects before third parties shall be filed in the Registry of Commerce and published.	Paragraph 2 – The minutes of the meetings of the Board of Directors that contain a resolution intended to produce effects before third parties shall be filed in the Registry of Commerce and published.	Wording unchanged.

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Paragraph 3 – The Board of Directors shall meet, ordinarily, once a month, and the Executive Board of Officers, four times a month, permitting in person, digital and hybrid formats, the vote between absent and any other means that enable the authentic and reliable registration of the expression of will of its members, in the form and conditions provided for in their respective Internal Regulations.	Paragraph 3 – The Board of Directors shall meet, ordinarily, once a month, and the Executive Board of Officers, four times a month, permitting in person, digital and hybrid formats, the vote between absent and any other means that enable the authentic and reliable registration of the expression of will of its members, in the form and conditions provided for in their respective Internal Regulations.	Wording unchanged.
Paragraph 4 – It is incumbent upon the respective Chairmen, or the majority of the members of each body of Eletrobras’ management, to call the meetings of the Board of Directors and the Executive Board of Officers.	Paragraph 4 – It is incumbent upon the respective Chairmen, or the majority of the members of each body of Eletrobras’ management, to call the meetings of the Board of Directors and the Executive Board of Officers.	Wording unchanged.
Paragraph 5 – In the resolutions of the Board of Directors and resolutions of the Executive Board of Officers, the respective Chairmen will have, in addition to the personal vote, the tiebreaker.	Paragraph 5 – In the resolutions of the Board of Directors and resolutions of the Executive Board of Officers, the respective Chairmen will have, in addition to the personal vote, the tiebreaker.	Wording unchanged.
Paragraph 6 – The Board of Directors shall meet: (i) at least once a year, without the presence of the President of the Company; (ii) at least twice a year with the presence of the independent external auditors.	Paragraph 6 – The Board of Directors shall meet: (i) at least once a year, without the presence of the President of the Company; (ii) at least twice a year with the presence of the independent external auditors.	Wording unchanged.
Paragraph 7 – The members of the Board of Directors shall have reimbursed their expenses of food, transportation and stay, whenever residents outside the city in which the meeting is held and, only of transportation and food, when resident in the city.	Paragraph 7 – The members of the Board of Directors shall have reimbursed their expenses of food, transportation and stay, whenever residents outside the city in which the meeting is held and, only of transportation and food, when resident in the city.	Wording unchanged.
Article 26 – The approval of the qualified majority of two thirds of the members of the Board of Directors is required for deliberation on:	Article 26 – The approval of the qualified majority of two thirds of the members of the Board of Directors is required for deliberation on:	Wording unchanged.
I – constitution of new companies though the association of Eletrobras and/or subsidiaries with third parties, referred to in paragraph 1 of article 3 of these Bylaws;	I - constitution of new companies though the association of Eletrobras and/or subsidiaries with third parties, referred to in paragraph 1 of article 3 of these Bylaws;	Wording unchanged.

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II - transactions with related parties of any nature, except for the direct or indirect subsidiaries of the Company, observing the levels established in the Regulation of Authorities of the Eletrobras companies and without prejudice to the legal competence of the meeting;	II - transactions with related parties of any nature, except for the direct or indirect subsidiaries of the Company, observing the levels established in the Regulation of Authorities of the Eletrobras companies and without prejudice to the legal competence of the meeting;	Wording unchanged.
III – issuance of securities within the authorized capital;	III - issuance of securities within the authorized capital;	Wording unchanged.
IV – amendment of the dividend distribution policy;	IV - amendment of the dividend distribution policy;	Wording unchanged.
V – declaration of interim dividends.	V - declaration of interim dividends.	Wording unchanged.
Article 27 – The members of the Board of Directors and the Executive Board of Officers shall be liable, in accordance with the legislation in force, individually and jointly, for the acts they perform and for the losses resulting from them to the Company.	Article 27 - The members of the Board of Directors and the Executive Board of Officers shall be liable, in accordance with the legislation in force, individually and jointly, for the acts they perform and for the losses resulting from them to the Company.	Wording unchanged.
Paragraph 1 – The Company shall ensure the defense in judicial and administrative proceedings to its administrators, present and past, in addition to maintaining a permanent insurance contract in favor of these administrators, to protect them from liability for acts arising from the exercise of the position or function, in cases where there is no incompatibility with the interests of the Company, covering the entire term of exercise of the respective mandates.	Paragraph 1 – The Company shall ensure the defense in judicial and administrative proceedings to its administrators, present and past, in addition to maintaining a permanent insurance contract in favor of these administrators, to protect them from liability for acts arising from the exercise of the position or function, in cases where there is no incompatibility with the interests of the Company, covering the entire term of exercise of the respective mandates, as long as the legal standards of conduct to which they are subject are observed.	Wording of paragraph 1 amended to conform the wording of the Bylaws to the requirements of B3, contained in B3 Official Letter 618/2017, without any legal or economic effect.

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Paragraph 2 – The guarantee provided for in the previous paragraph extends to:	Paragraph 2 – The guarantee provided for in the previous paragraph extends to:	Wording unchanged.
I – to the members of the Fiscal Council and the members of the statutory advisory committees, present and past,	I – to the members of the Fiscal Council and the members of the statutory advisory committees, present and past,	Wording unchanged.
II – to the occupants of trust function, present and past; and	II - to the occupants of trust function, present and past; and	Wording unchanged.
III – employees and agents, present and past, who legally act by delegation of the Company’s administrators.	III – employees and agents, present and past, who legally act by delegation of the Company’s administrators.	Wording unchanged.
Paragraph 3 - The Company may also enter into indemnity agreements with members of the Board of Directors, Fiscal Council, Executive Board of Officers, committees, occupants of a position of trust and all other employees and agents who legally act by delegation of the Company's administrators, in order to cope with certain expenses related to arbitration, judicial or administrative proceedings involving acts performed in the exercise of their duties or powers, as from the date of their possession or the beginning of the contractual relationship with the Company.	Paragraph 3 - The Company may also enter into indemnity agreements with members of the Board of Directors, Fiscal Council, Executive Board of Officers, committees, occupants of a position of trust and all other employees and agents who legally act by delegation of the Company's administrators, in order to cope with certain expenses related to arbitration, judicial or administrative proceedings involving acts performed in the exercise of their duties or powers, as from the date of their possession or the beginning of the contractual relationship with the Company.	Wording unchanged.
Paragraph 4 – Indemnity agreements shall not cover:	Paragraph 4 – Indemnity agreements shall not cover:	Wording unchanged.
I – acts performed outside the exercise of the duties or powers of its signatories;	I – acts performed outside the exercise of the duties or powers of its signatories;	Wording unchanged.
II – acts with bad faith, intent, serious fault or fraud;	II – acts with bad faith, intent, serious fault or fraud;	Wording unchanged.

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III – acts performed in their own interest or that of third parties, to the detriment of the company’s social interest;	III – acts performed in their own interest or that of third parties, to the detriment of the company’s social interest;	Wording unchanged.
IV – indemnities arising from social action provided for in article 159 of the Brazilian Corporate Law or compensation for losses referred to in article 11, paragraph 5, item II, of Law No. 6,385/1976; or	IV – indemnities arising from social action provided for in article 159 of the Brazilian Corporate Law or compensation for losses referred to in article 11, paragraph 5, item II, of Law No. 6,385/1976; or	Wording unchanged.
V – other cases provided for in the indemnity contract.	V – other cases provided for in the indemnity contract.	Wording unchanged.
Paragraph 5 – The indemnity contract shall be adequately disclosed and provide, among other issues:	Paragraph 5 – The indemnity contract shall be adequately disclosed and provide, among other issues:	Wording unchanged.
I – the limit value of the coverage offered;	I – the limit value of the coverage offered;	Wording unchanged.
II – the coverage period; and	II – the coverage period; and	Wording unchanged.
III – the decision-making procedure regarding the Payment of coverage, which should guarantee the independence of decisions and ensure that they are taken in the interest of the Company.	III – the decision-making procedure regarding the Payment of coverage, which should guarantee the independence of decisions and ensure that they are taken in the interest of the Company.	Wording unchanged.
Paragraph 6 – The beneficiary of the indemnity contract will be obliged to return to the Company the amounts advanced in cases where, after a final unappealable decision, it is proven that the act practiced by the beneficiary is not subject to indemnification, under the terms of the contract.	Paragraph 6 – The beneficiary of the indemnity contract will be obliged to return to the Company the amounts advanced in cases where, after a final unappealable decision, it is proven that the act practiced by the beneficiary is not subject to indemnification, under the terms of the contract.	Wording unchanged.

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Paragraph 7 – It is assured to the Administrators sand Fiscal Directors, as well as to the former administrators and former directors, the knowledge of information and documents contained in the Company’s records or database, indispensable to the administrative or judicial defense, in actions proposed by third parties, of acts practiced during their term of office or mandate.	Paragraph 7 – It is assured to the Administrators and Fiscal Directors, as well as to the former administrators and former directors, the knowledge of information and documents contained in the Company’s records or database, indispensable to the administrative or judicial defense, in actions proposed by third parties, of acts practiced during their term of office or mandate.	Wording unchanged.
Paragraph 8 – In the event of the previous paragraph, the former administrators and former directors will only have access to information and documents classified by the Company as confidential after signing a confidentiality agreement made available by the Company.	Paragraph 8 – In the event of the previous paragraph, the former administrators and former directors will only have access to information and documents classified by the Company as confidential after signing a confidentiality agreement made available by the Company.	Wording unchanged.
CHAPTER V	CHAPTER V	Wording unchanged.
The Board of Directors	The Board of Directors	Wording unchanged.
Article 28 – The Board of Directors shall be composed of nine (9) members, elected by the Shareholders’ Meeting, without alternates, with a unified management term of two (2) years, reelections being allowed, including:

Article 28 – The Board of Directors shall be composed of nine (9) members, elected by the Shareholders’ Meeting, without alternates, with a unified management term of two (2) years, reelections being allowed, including~~:~~ a diretor elected in a separate vote at the Shareholders’ Meeting, by a majority of the shareholders holding preferred shares issued by Eletrobras.

Amendment of caput of Article 28 of the Bylaws, to reflect the wording of item I, and exclusion of items I and II, since the Company is no longer subject to the legal provisions arising from Law No 13,303/16, and, therefore, the obligation to elect a member of the Board of Directors of the Company to represent the active employees of the Company is inapplicable.

I – a diretor elected in a separate vote at the Shareholders’ Meeting, by a majority of the shareholders holding preferred shares issued by Eletrobras; and	~~I – a diretor elected in a separate vote at the Shareholders’ Meeting, by a majority of the shareholders holding preferred shares issued by Eletrobras; and~~

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II – a director elected as employee representative, chosen by the direct vote of his peers among the active employees and in an election organized by the Company together with the union entities that represent them.	~~II – a director elected as employee representative, chosen by the direct vote of his peers among the active employees and in an election organized by the Company together with the union entities that represent them.~~
Paragraph 1 – Only preferred shareholders who prove the uninterrupted ownership of their shares during the period of at least three months immediately prior to the Shareholders’ Meeting may exercise the right to choose separately.

Paragraph 1 – Only preferred shareholders who prove the uninterrupted ownership of their shares during the period of at least three months immediately prior to the Shareholders’ Meeting may exercise the right to choose separately.

Wording unchanged.
Paragraph 2 – The Board of Directors shall be composed of at least five (5) independent members.	Paragraph 2 – The Board of Directors shall be composed of at least five (5) independent members.	Wording unchanged.
Paragraph 3 – The characterization as an Independent Director must be resolved in the minutes of the Shareholders’ Meeting that elects him, observing the regulation of the special governance segment of Novo Mercado, of B3 S.A. – Brasil, Bolsa, Balcão (“B3”), and may be based on the statement sent by the nominee or on the manifestation of the Board of Directors on the classification of the nominee in the independence criteria, inserted in the management’s proposal for the Meeting.	Paragraph 3 – The characterization as an Independent Director must be resolved in the minutes of the Shareholders’ Meeting that elects him, observing the regulation of the special governance segment of Novo Mercado, of B3 S.A. – Brasil, Bolsa, Balcão (“B3”), and may be based on the statement sent by the nominee or on the manifestation of the Board of Directors on the classification of the nominee in the independence criteria, inserted in the management’s proposal for the Meeting.	Wording unchanged.
Paragraph 4 – The Board of Directors shall elect its Chairman and its eventual substitute, in the form of its Bylaws.	Paragraph 4 – The Board of Directors shall elect its Chairman and its eventual substitute, in the form of its Bylaws.	Wording unchanged.

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Article 29 – The shareholder who appoints a candidate to compose the Board of Directors of Eletrobras must inform the Company if the candidate meets all the requirements for investiture, in addition to reporting the other activities and positions, boards and committees that it integrates, especially positions of chairman of the board of directors.	Article 29 – The shareholder who appoints a candidate to compose the Board of Directors of Eletrobras must inform the Company if the candidate meets all the requirements for investiture, in addition to reporting the other activities and positions, boards and committees that it integrates, especially positions of chairman of the board of directors.	Wording unchanged.
Article 30 – In addition to the cases provided for by law, vacancy of office will occur when the member of the Board of Directors fails to attend three consecutive meetings or four interspersed meetings, in the last twelve (12) meetings, without justified reason or license granted by the Board of Directors.	Article 30 – In addition to the cases provided for by law, vacancy of office will occur when the member of the Board of Directors fails to attend three consecutive meetings or four interspersed meetings, in the last twelve (12) meetings, without justified reason or license granted by the Board of Directors.	Wording unchanged.
Paragraph 1 – In the event of a vacancy in the position of Chairman of the Board of Directors, its substitute will guide, at the subsequent meeting of this collegiate, the proposal to elect a new Chairman and a new eventual substitute.	Paragraph 1 – In the event of a vacancy in the position of Chairman of the Board of Directors, its substitute will guide, at the subsequent meeting of this collegiate, the proposal to elect a new Chairman and a new eventual substitute.	Wording unchanged.
Paragraph 2 – In the event of vacancy in the position of director, the substitute shall be appointed by the Board of Directors and shall serve until the first shareholders’ meeting.	Paragraph 2 – In the event of vacancy in the position of director, the substitute shall be appointed by the Board of Directors and shall serve until the first shareholders’ meeting.	Wording unchanged.

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Article 31 – The Board of Directors is the senior management body responsible for establishing the general orientation of the Company’s business, defining its strategic direction, ensuring the proper functioning of corporate governance systems, risk management and internal controls and preserving the orderly succession of the management, aiming at the long-term interests of the Company, its continuity and the generation of sustainable value, and it is also responsible, without prejudice to the powers provided for in the legislation in force:	Article 31 – The Board of Directors is the senior management body responsible for establishing the general orientation of the Company’s business, defining its strategic direction, ensuring the proper functioning of corporate governance systems, risk management and internal controls and preserving the orderly succession of the management, aiming at the long-term interests of the Company, its continuity and the generation of sustainable value, and it is also responsible, without prejudice to the powers provided for in the legislation in force:	Wording unchanged.
Strategy:	Strategy:	Wording unchanged.
I – establish the guidelines and strategic objectives of the Company, including the definition of business identity;	I – establish the guidelines and strategic objectives of the Company, including the definition of business identity;	Wording unchanged.
II – discuss, approve, on a proposal from the Executive Board of Officers, and monitor the strategic plan, the respective multiannual plans, as well as the annual budget and investment plans and programs, the goals, as well as evaluate the results in the execution of said plans;	II – discuss, approve, on a proposal from the Executive Board of Officers, and monitor the strategic plan, the respective multiannual plans, as well as the annual budget and investment plans and programs, the goals, as well as evaluate the results in the execution of said plans;	Wording unchanged.
III – define the strategy of commercialization, business growth and investment expansion, as well as the guidelines on transactions and execution of contracts for the purchase and sale of electric energy of Eletrobras and its subsidiaries, as well as their positions in lawsuits related to the Electric Energy market;	III – define the strategy of commercialization, business growth and investment expansion, as well as the guidelines on transactions and execution of contracts for the purchase and sale of electric energy of Eletrobras and its subsidiaries, as well as their positions in lawsuits related to the Electric Energy market;	Wording unchanged.
IV – approve the investment projects of Eletrobras and its subsidiaries, to the extent defined by the internal regulations in force defined by Eletrobras that regulate the levels of approval in Eletrobras companies;	IV – approve the investment projects of Eletrobras and its subsidiaries, to the extent defined by the internal regulations in force defined by Eletrobras that regulate the levels of approval in Eletrobras companies;	Wording unchanged.
Financial statements, dividends and meetings:	Financial statements, dividends and meetings:	Wording unchanged.
V – express an opinion on the management reports, as well as on the accounts of the Executive Board of Officers;	V – express an opinion on the management reports, as well as on the accounts of the Executive Board of Officers;	Wording unchanged.

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VI – submit to the Annual Shareholders’ Meeting, each fiscal year, the management report and the financial statements, as well as the proposal for distribution of dividends and application of surplus amounts, attaching its opinion and the opinion of the Fiscal Council, and the report of the independent auditors;	VI – submit to the Annual Shareholders’ Meeting, each fiscal year, the management report and the financial statements, as well as the proposal for distribution of dividends and application of surplus amounts, attaching its opinion and the opinion of the Fiscal Council, and the report of the independent auditors;	Wording unchanged.
VII – authorize the call and submit to the Shareholders’ Meeting issues related to the deliberative body of the shareholders, with prior manifestation on the proposals contained in the convening instrument, not admitting the inclusion of the item “general matters”;	VII – authorize the call and submit to the Shareholders’ Meeting issues related to the deliberative body of the shareholders, with prior manifestation on the proposals contained in the convening instrument, not admitting the inclusion of the item “general matters”;	Wording unchanged.
VIII – analyze, at least quarterly, the balance sheet and other financial statements prepared periodically by the Company, without prejudice to the performance of the Fiscal Council;	VIII – analyze, at least quarterly, the balance sheet and other financial statements prepared periodically by the Company, without prejudice to the performance of the Fiscal Council;	Wording unchanged.
IX – resolve on the declaration of interim dividends and on the payment of interest on equity, upon proposal of the Executive Board of Officers;	IX – resolve on the declaration of interim dividends and on the payment of interest on equity, upon proposal of the Executive Board of Officers;	Wording unchanged.
Securities and corporate transactions:	Securities and corporate transactions:	Wording unchanged.

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X – authorize the acquisition of shares issued by Eletrobras, for the purpose of cancellation or permanence in treasury and subsequent disposal, as well as resolve on the issuance of simple debentures, not convertible into shares with or without collateral, as well as promissory notes and other securities not convertible into shares;	X – authorize the acquisition of shares issued by Eletrobras, for the purpose of cancellation or permanence in treasury and subsequent disposal, as well as resolve on the issuance of simple debentures, not convertible into shares with or without collateral, as well as promissory notes and other securities not convertible into shares;	Wording unchanged.
XI – approve the issuance of common shares, debentures convertible into common shares and subscription bonuses, up to the limit of the authorized capital, establishing the conditions of issuance, including the price and term of payment;	XI - approve the issuance of common shares, debentures convertible into common shares and subscription bonuses, up to the limit of the authorized capital, establishing the conditions of issuance, including the price and term of payment;	Wording unchanged.
XII – exchange of shares or other securities issued by the Company;	XII – exchange of shares or other securities issued by the Company;	Wording unchanged.
XIII – express a prior opinion on the vote to be cast within the scope of the subsidiaries and affiliates, in relation to the operations of incorporation, spin-off, merger and transformation;	XIII – express a prior opinion on the vote to be cast within the scope of the subsidiaries and affiliates, in relation to the operations of incorporation, spin-off, merger and transformation;	Wording unchanged.
Governance:	Governance:	Wording unchanged.
XIV – approve its Internal Regulations and those of its advisory committees, the Code of Ethical Conduct and Integrity of the Eletrobras companies, the main policies of the Eletrobras companies, as defined by the Board of Directors itself, including policies dealing with dividends, transactions with related parties, equity interests, compliance, risk management, hedge, personnel, remuneration, indication, environmental, sustainability, social responsibility, governance, as well as regulations dealing with powers, remuneration and appointment of administrators and personnel;	XIV – approve its Internal Regulations and those of its advisory committees, the Eletrobras Code of ~~Ethical~~ Conduct ~~and Integrity of Eletrobras Companies~~, the main policies of the Eletrobras companies, as defined by the Board of Directors itself, including policies dealing with dividends, transactions with related parties, equity interests, compliance, risk management, hedge, personnel, remuneration, indication, environmental, sustainability, social responsibility, governance, as well as regulations dealing with powers, remuneration and appointment of administrators and personnel;	Wording of item XIV adjusted to conform to the nomenclature of the current Eletrobras Code of Conduct, without any legal or economic effect.
XV – elect and dismiss, at any time, the members of the Company’s Executive Board of Officers;	XV – elect and dismiss, at any time, the members of the Company’s Executive Board of Officers;	Wording unchanged.

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XVI – appoint and dismiss the holder of the Internal Audit, the holder of the Superintendence of Governance and the holder of the Secretariat of Governance;	XVI – appoint and dismiss the holder of the Internal Audit, the holder of the Superintendence of Governance and the holder of the Secretariat of Governance;	Wording unchanged.
XVII – elect the members of the advisory committees and working groups of the Board of Directors, among its members and/or among market people of notorious experience and technical capacity in relation to the specialty of the respective Committee;	XVII – elect the members of the advisory committees and working groups of the Board of Directors, among its members and/or among market people of notorious experience and technical capacity in relation to the specialty of the respective Committee;	Wording unchanged.
XVIII – define the variable remuneration program an establish the individual amount of monthly remuneration due to its members, the members of its advisory committees and the members of the Executive Board of Officers, taking into account the responsibilities, the time dedicated to the functions, the competence, the professional reputation and the value of its services in the market;	XVIII – define the variable remuneration program an establish the individual amount of monthly remuneration due to its members, the members of its advisory committees and the members of the Executive Board of Officers, taking into account the responsibilities, the time dedicated to the functions, the competence, the professional reputation and the value of its services in the market;	Wording unchanged.
XIX – evaluate, annually, the individual and collective performance of the administrators and the collective performance of their advisory committees, with the procedural and methodological support of the People Committee;	XIX – evaluate, annually, the individual and collective performance of the administrators and the collective performance of their advisory committees, with the procedural and methodological support of the People Committee	Wording unchanged.

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XX – approve indications, proposed by the Executive Board of Officers, of the persons who must integrate management, advisory and fiscal bodies of the subsidiaries and of the companies and entities in which the Company and its subsidiaries have participation, including indirect ones, and in cases where it deems appropriate, delegate such attribution to the Executive Board of Officers;	XX – approve indications, proposed by the Executive Board of Officers, of the persons who must integrate management, advisory and fiscal bodies of the subsidiaries and of the companies and entities in which the Company and its subsidiaries have participation, including indirect ones, and in cases where it deems appropriate, delegate such attribution to the Executive Board of Officers;	Wording unchanged.
XXI – resolve on matters that, by virtue of legal provision or by determination of the Shareholders’ Meeting, fall under its purview;	XXI – resolve on matters that, by virtue of legal provision or by determination of the Shareholders’ Meeting, fall under its purview;	Wording unchanged.
XXII – decide on the omitted cases of these Bylaws and delegate to the Executive Board of Officers matters within its purview not included in the list of legal attributions of the Board of Directors;	XXII – decide on the omitted cases of these Bylaws and delegate to the Executive Board of Officers matters within its purview not included in the list of legal attributions of the Board of Directors;	Wording unchanged.
Risks, internal controls and compliance:	Risks, internal controls and compliance:	Wording unchanged.
XXIII – implement, directly or through other bodies of the Company, and supervise the risk management systems, internal controls and compliance established for the prevention and mitigation of the main risks to which Eletrobras and its subsidiaries are exposed, including risks related to the integrity of accounting and financial information and those related to the occurrence of corruption and fraud;	XXIII – implement, directly or through other bodies of the Company, and supervise the risk management systems, internal controls and compliance established for the prevention and mitigation of the main risks to which Eletrobras and its subsidiaries are exposed, including risks related to the integrity of accounting and financial information and those related to the occurrence of corruption and fraud;	Wording unchanged.
XXIV – approve the annual work plan of the Internal Audit	XXIV – approve the annual work plan of the Internal Audit	Wording unchanged.
XXV – examine, at any time, the books and papers of Eletrobras, as well as request information on contracts entered into or in the process of being entered into and any other contracts;	XXV – examine, at any time, the books and papers of Eletrobras, as well as request information on contracts entered into or in the process of being entered into and any other contracts;	Wording unchanged.

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Legal acts and business:	Legal acts and business:	Wording unchanged.
XXVI – express an opinion on acts and approve contracts, in accordance with the levels established in the Regulation of Authorities of the Eletrobras companies;	XXVI – express an opinion on acts and approve contracts, in accordance with the levels established in the Regulation of Authorities of the Eletrobras companies;	Wording unchanged.
XXVII – approve the practice of acts that imply a waiver, transaction or arbitration commitment, in accordance with the levels established in the Regulation of Authorities of Eletrobras companies;	XXVII – approve the practice of acts that imply a waiver, transaction or arbitration commitment, in accordance with the levels established in the Regulation of Authorities of Eletrobras companies;	Wording unchanged.
XXVIII – approve the transfer of ownership of the Company’s assets, constitution of real liens and the provision of guarantees to obligations to third parties, in accordance with the levels established in the Regulations of the Eletrobras companies;	XXVIII – approve the transfer of ownership of the Company’s assets, constitution of real liens and the provision of guarantees to obligations to third parties, in accordance with the levels established in the Regulations of the Eletrobras companies;	Wording unchanged.
XXIX – choose and dismiss the independent auditors;	XXIX – choose and dismiss the independent auditors;	Wording unchanged.
XXX – resolve on the Company’s strategic trademarks and patents;	XXX – resolve on the Company’s strategic trademarks and patents;	Wording unchanged.
XXXI – resolve on making and accepting donations with or without charges and other reasonable free acts, subject to the provisions of the Eletrobras Companies’ Integrity Program and the Eletrobras Companies’ Code of Ethical Conduct and Integrity, in accordance with the levels established in the Eletrobras Companies’ Regulations of Authorities, and also considering the Company’s social responsibilities, as provided for in paragraph 4 of article 154 of the Brazilian Corporate Law;	XXXI – resolve on making and accepting donations with or without charges and other reasonable free acts, subject to the provisions of the Eletrobras Companies’ Integrity Program and the Eletrobras Code of ~~Ethical~~ Conduct ~~and Integrity~~, in accordance with the levels established in the Eletrobras Companies’ Regulations of Authorities, and also considering the Company’s social responsibilities, as provided for in paragraph 4 of article 154 of the Brazilian Corporate Law;	Wording of subitem XXXI adjusted to conform to the nomenclature of the current Eletrobras Code of Conduct, without any legal or economic effect.

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XXXII – approve the models of the indemnity contracts to be signed by the Company and the procedures that guarantee the independence of the decisions;	XXXII – approve the models of the indemnity contracts to be signed by the Company and the procedures that guarantee the independence of the decisions;	Wording unchanged.
XXXIII – approve the sponsorship of the health care and supplementary pension plan and adherence to a supplementary pension entity, as well as supervise compliance with the limit of participation of Eletrobras in the cost of these benefits;	XXXIII – approve the sponsorship of the health care and supplementary pension plan and adherence to a supplementary pension entity, as well as supervise compliance with the limit of participation of Eletrobras in the cost of these benefits;	Wording unchanged.
XXXIV – approve, in accordance with the levels established in the Regulation of Authorities of the Eletrobras companies, the contracting of loans or financing and the provision of guarantees, in the country or abroad, by subsidiary companies;	XXXIV – approve, in accordance with the levels established in the Regulation of Authorities of the Eletrobras companies, the contracting of loans or financing and the provision of guarantees, in the country or abroad, by subsidiary companies;	Wording unchanged.
Business management and efficiency:	Business management and efficiency:	Wording unchanged.
XXXV – determine the distribution and redistribution of charges and duties among the members of the Executive Board of Officers;	XXXV – determine the distribution and redistribution of charges and duties among the members of the Executive Board of Officers;	Wording unchanged.
XXXVI – grant leave or license to the President of the Company, including paid leave;	XXXVI – grant leave or license to the President of the Company, including paid leave;	Wording unchanged.
XXXVII – approve collective bargaining agreements, employee profit sharing program, job and salary plan, function plan and employee dismissal program;	XXXVII – approve collective bargaining agreements, employee profit sharing program, job and salary plan, function plan and employee dismissal program;	Wording unchanged.
XXXVIII – approve the maximum number of personnel of Eletrobras companies and general guidelines for hiring personnel at Eletrobras and its subsidiaries;	XXXVIII – approve the maximum number of personnel of Eletrobras companies and general guidelines for hiring personnel at Eletrobras and its subsidiaries;	Wording unchanged.

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XXXIX – approve and supervise the fulfillment of the specific goals and results to be achieved by the members of the Executive Board of Officers;	XXXIX – approve and supervise the fulfillment of the specific goals and results to be achieved by the members of the Executive Board of Officers;	Wording unchanged.
XL – approve the business performance goals of the subsidiaries.	XL – approve the business performance goals of the subsidiaries.	Wording unchanged.
Associative guidelines:	Associative guidelines:	Wording unchanged.
XLI – authorize the incorporation of wholly-owned subsidiaries, the Company’s interests in subsidiaries or affiliates, the transfer of termination of such interest, as well as the acquisition of shares or quotas of other companies;	XLI – authorize the incorporation of wholly-owned subsidiaries, the Company’s interests in subsidiaries or affiliates, the transfer of termination of such interest, as well as the acquisition of shares or quotas of other companies;	Wording unchanged.
XLII – resolve on the association referred to in paragraph 1 of article 3 of these Bylaws;	XLII – resolve on the association referred to in paragraph 1 of article 3 of these Bylaws;	Wording unchanged.
XLIII – resolve on the shareholders’ agreements to be signed by Eletrobras and its subsidiaries and, in the case of amendments, only when it involves aspects related to article 118 of Law 6,404/1976; and	XLIII – resolve on the shareholders’ agreements to be signed by Eletrobras and its subsidiaries and, in the case of amendments, only when it involves aspects related to article 118 of Law 6,404/1976; and	Wording unchanged.
XLIV – deliberate on the organization of technical-scientific research entities of business interest to Eletrobras in the energy sector.	XLIV – deliberate on the organization of technical-scientific research entities of business interest to Eletrobras in the energy sector.	Wording unchanged.

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Paragraph 1 – The board of directors of the company must prepare and disclose a reasoned opinion on any Public Offering for Acquisition (“OPA”) that has as its object the shares issued by the company, within fifteen (15) days of the publication of the notice of said OPA, in which it will manifest, at least:	Paragraph 1 – The board of directors of the company must prepare and disclose a reasoned opinion on any Public Offering for Acquisition of Shares (“OPA”) that has as its object the shares issued by the company, within fifteen (15) days of the publication of the notice of said OPA, in which it will manifest, at least:	Wording of paragraph 1 adjusted to conform to the Brazilian Corporate Law, without any legal or economic effect.
I – on the convenience and opportunity of the takeover bid regarding the interest of the company and the set of its shareholders, including in relation to the price and the potential impacts on the liquidity of the shares;	I – on the convenience and opportunity of the takeover bid regarding the interest of the company and the set of its shareholders, including in relation to the price and the potential impacts on the liquidity of the shares;	Wording unchanged.
II – regarding the strategic plans disclosed by the offeror in relation to the company; and	II – regarding the strategic plans disclosed by the offeror in relation to the company; and	Wording unchanged.
III – regarding the alternatives to the acceptance of the takeover bid available on the market.	III – regarding the alternatives to the acceptance of the takeover bid available on the market.	Wording unchanged.
Paragraph 2 – The opinion of the board of directors, referred to in the previous paragraph, must cover the reasoned opinion favorable or contrary to the acceptance of the OPA, warning that it is the responsibility of each shareholder to make the final decision on said acceptance.	Paragraph 2 – The opinion of the board of directors, referred to in the previous paragraph, must cover the reasoned opinion favorable or contrary to the acceptance of the OPA, warning that it is the responsibility of each shareholder to make the final decision on said acceptance.	Wording unchanged.
Paragraph 3 – The Board of Directors may determine the performance of inspections, audits or accountability in the Company, as well as the hiring of experts, experts or external auditors, to better instruct the matters subject to its deliberation.	Paragraph 3 – The Board of Directors may determine the performance of inspections, audits or accountability in the Company, as well as the hiring of experts, experts or external auditors, to better instruct the matters subject to its deliberation.	Wording unchanged.
Paragraph 4 – Without prejudice to the duties conferred upon it by the Internal Regulations, the Chairman of the Board of Directors shall:	Paragraph 4 – Without prejudice to the duties conferred upon it by the Internal Regulations, the Chairman of the Board of Directors shall:	Wording unchanged.

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I – convene and preside over the meetings of the body, observing compliance with the Bylaws and the Internal Regulations;	I - convene and preside over the meetings of the body, observing compliance with the Bylaws and the Internal Regulations;	Wording unchanged.
II – coordinate the work related to the succession plans of the members of the Board of Directors and the Executive Board of Officers, with the support of the People Committee; and	II - coordinate the work related to the succession plans of the members of the Board of Directors and the Executive Board of Officers, with the support of the People Committee; and	Wording unchanged.
III – propose to the Board of Directors appointments to compose the advisory committees, including external members.	III - propose to the Board of Directors appointments to compose the advisory committees, including external members.	Wording unchanged.
Article 32 - The Board of Directors, for the better performance of its functions, may create Committees or transitory work groups with defined objectives, being composed by members of Management and professionals with specific knowledge.	Article 32 - The Board of Directors, for the better performance of its functions, may create Committees or transitory work groups with defined objectives, being composed by members of Management and professionals with specific knowledge.	Wording unchanged.
Paragraph 1 - The Board of Directors shall have the permanent support of three (3) statutory advisory committees with specific duties of analysis and recommendation on certain matters, directly linked to the Board:	Paragraph 1 - The Board of Directors shall have the permanent support of three (3) statutory advisory committees with specific duties of analysis and recommendation on certain matters, directly linked to the Board:	Wording unchanged.
I - People Committee;	I - People Committee;	Wording unchanged.
II - Strategy, Governance and Sustainability Committe;	II - Strategy, Governance and Sustainability Committe;	Wording unchanged.
III - Audit and Risks Committe.	III - Audit and Risks Committe.	Wording unchanged.

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Paragraph 2 – The committees mentioned in the previous paragraph will have their compositions and other rules of operation disciplined in their respective internal regulations, including the duties to be exercised by the respective coordinators and any extension of their scope and performance for the subsidiaries of Eletrobras.	Paragraph 2 – The committees mentioned in the previous paragraph will have their compositions and other rules of operation disciplined in their respective internal regulations, including the duties to be exercised by the respective coordinators and any extension of their scope and performance for the subsidiaries of Eletrobras.	Wording unchanged.
Paragraph 3 - The opinions of the Committees are not a necessary condition for the presentation of matters to the examination and resolution of the Board of Directors;	Paragraph 3 - The opinions of the Committees are not a necessary condition for the presentation of matters to the examination and resolution of the Board of Directors;	Wording unchanged.
Article 33 – The purpose of the Audit and Risks Committee is to advise the Company’s Board of Directors in the exercise of its functions and will have attribution, without prejudice to others provided for in its Bylaws, approved by the Board of Directors, for analysis and manifestation on the following matters:	Article 33 – The purpose of the Audit and Risks Committee is to advise the Company’s Board of Directors in the exercise of its functions and will have attribution, without prejudice to others provided for in its Bylaws, approved by the Board of Directors, for analysis and manifestation on the following matters:	Wording unchanged.
I - give an opinion on the hiring and dismissal of independent audit services;	I - give an opinion on the hiring and dismissal of independent audit services;	Wording unchanged.
II - supervise the activities: a) of the independent auditors, in order to evaluate their Independence; the quality of the services provided; and the adequacy of the services provided to the needs of the company; b) the internal control area of the company; c) the internal audit area of the company; and d) the area of preparation of the company’s financial statements;	II - supervise and monitor the activities: a) of the independent auditors, in order to evaluate their Independence; the quality of the services provided; and the adequacy of the services provided to the needs of the company; b) the internal control area of the company; c) the internal audit area of the company; and d) the area of preparation of the company’s financial statements;	Wording of item II amended to conform the Bylaws to B3's requirements contained in Official Letter B3 618/2017, without any legal or economic effect.
III - evaluate the quarterly information, interim statements and financial statements;	III - evaluate the quarterly information, interim statements and financial statements;	Wording unchanged.

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IV - monitor the quality and integrity of: a) the internal control mechanisms; b) the quarterly information, interim statements and financial statements of the Company; and c) the information and measurements disclosed based on adjusted accounting data and non-accounting data that add elements not provided for in the structure of the usual reports of the financial statements;	IV - monitor the quality and integrity of: a) the internal control mechanisms; b) the quarterly information, interim statements and financial statements of the Company; and c) the information and measurements disclosed based on adjusted accounting data and non-accounting data that add elements not provided for in the structure of the usual reports of the financial statements;	Wording unchanged.
V - evaluate and monitor the company's risk exposures;	V - evaluate and monitor the company's risk exposures;	Wording unchanged.
VI - evaluate and monitor, together with management and the internal audit area, the adequacy of transactions with related parties carried out by the company and their respective disclosures;	VI - evaluate and monitor, together with management and the internal audit area, the adequacy of transactions with related parties carried out by the company and their respective disclosures;	Wording unchanged.
VII - prepare an annual summary report, to be presented together with the financial statements disclosed to the market, containing a description of: a) its activities, the results and conclusions reached and the recommendations made; and b) any situations in which there is significant disagreement between the company's management, the independent auditors and the CAE in relation to the company's financial statements;	VII - prepare an annual summary report, to be presented together with the financial statements disclosed to the market, containing a description of: a) its activities, the results and conclusions reached and the recommendations made; and b) any situations in which there is significant disagreement between the company's management, the independent auditors and the ~~CAE~~ Audit and Risks Committee in relation to the company's financial statements;	Item VII amended to make uniform the nomenclature of the Audit and Risks Committee in the Bylaws, without any legal or economic effect.
VIII – have the means to receive and process information about non-compliance with legal and regulatory provisions applicable to the company, in addition to internal regulations and codes, including specific procedures for protect the provider and the confidentiality of the information;	VIII – have the means to receive and process information about non-compliance with legal and regulatory provisions applicable to the company, in addition to internal regulations and codes, including specific procedures for protect the provider and the confidentiality of the information;	Wording unchanged.

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IX - monitor compliance activities, reporting channel and manifestation handling management, including ethical infractions; and	IX - monitor compliance activities, reporting channel and manifestation handling management, including ethical infractions; and	Wording unchanged.
X - evaluate, monitor, and recommend to management the correction or improvement of the company's internal policies, including the policy of transactions between related parties.	X - evaluate, monitor, and recommend to management the correction or improvement of the company's internal policies, including the policy of transactions between related parties.	Wording unchanged.
Paragraph 1 - The Statutory Audit Committee shall be composed of at least three (3) members and at most five (5), who shall have professional experience or academic training compatible with the position, preferably in the area of accounting, auditing or in the Company's sector of activity, and at least one (1) member shall have recognized professional experience in corporate accounting matters, under the terms of the regulations issued by CVM, and all its members shall be independent, among which, at least one (1) shall be an independent Director of the Company, also observing the conditions imposed by applicable national or foreign legislation and regulations, including the provisions of the Sarbanes-Oxley Act and the rules issued by the Securities and Exchange Commission ("SEC") and by the New York Stock Exchange ("NYSE").	Paragraph 1 – The ~~Statutory~~ Audit and Risks Committee shall be composed of at least three (3) members and at most five (5), who shall have professional experience or academic training compatible with the position, preferably in the area of accounting, auditing or in the Company's sector of activity, and at least one (1) member shall have recognized professional experience in corporate accounting matters, under the terms of the regulations issued by CVM, and all its members shall be independent, among which, at least one (1) shall be an independent Director of the Company, also observing the conditions imposed by applicable national or foreign legislation and regulations, including the provisions of the Sarbanes-Oxley Act and the rules issued by the Securities and Exchange Commission ("SEC") and by the New York Stock Exchange ("NYSE").	Paragraph 1 wording amended to make uniform the nomenclature of the Audit and Risks Committee in the Bylaws, without any legal or economic effect.

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Paragraph 2 - The characteristics referred to in the paragraph above may be accumulated by the same member of the Audit and Risks Committee, and the election of external members other than directors is also allowed, provided that the independence requirements are met.	Paragraph 2 - The characteristics referred to in the paragraph above may be accumulated by the same member of the Audit and Risks Committee, and the election of external members other than directors is also allowed, provided that the independence requirements are met.	Wording unchanged.
Paragraph 3 - In case of vacancy of a member of the Audit and Risks Committee, the Board of Directors shall elect its successor to start a new term of office.	Paragraph 3 - In case of vacancy of a member of the Audit and Risks Committee, the Board of Directors shall elect its successor to start a new term of office.	Wording unchanged.
Paragraph 4 - The Audit and Risks Committee must inform its activities monthly to the Company's Board of Directors, and the minutes of the meeting of the Board of Directors, or the corresponding certificate of minutes, must be disclosed for the purpose of indicating that such a report has been made.	Paragraph 4 - The Audit and Risks Committee must inform its activities monthly to the Company's Board of Directors, and the minutes of the meeting of the Board of Directors, or the corresponding certificate of minutes, must be disclosed for the purpose of indicating that such a report has been made.	Wording unchanged.
Paragraph 5 - The Audit and Risks Committee shall be endowed with operational autonomy and its own budget approved by the Board of Directors, intended to cover expenses with its operation.	Paragraph 5 - The Audit and Risks Committee shall be endowed with operational autonomy and its own budget approved by the Board of Directors, intended to cover expenses with its operation.	Wording unchanged.
Paragraph 6 - The participation, as members of the Audit and Risks Committee, of officers of the Company, its subsidiaries and affiliates is prohibited.	Paragraph 6 - The participation, as members of the Audit and Risks Committee, of officers of the Company, its subsidiaries and affiliates is prohibited.	Wording unchanged.
Article 34 - The People Committee shall analyze the requirements for investiture in the position of management and fiscal councilor of the Company, in accordance with the legal and statutory provisions and also considering the rules established in internal regulations that deal with appointments of administrators and fiscal directors.	Article 34 - The People Committee shall analyze the requirements for investiture in the position of management and fiscal councilor of the Company, in accordance with the legal and statutory provisions and also considering the rules established in internal regulations that deal with appointments of administrators and fiscal directors.	Wording unchanged.

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Sole Paragraph - It is also incumbent upon the People Committee to assist the Board of Directors in the preparation and monitoring of the management succession plan, in the strategy of remuneration of the administrators and members of the advisory committees and in the proposals and other matters relating to personnel policy.	Sole Paragraph - It is also incumbent upon the People Committee to assist the Board of Directors in the preparation and monitoring of the management succession plan, in the strategy of remuneration of the administrators and members of the advisory committees and in the proposals and other matters relating to personnel policy.	Wording unchanged.
Article 35 - The purpose of the Strategy, Governance and Sustainability Committee shall be to advise the Board of Directors on strategic matters, sustainability practices and their alignment with strategic and business plans, corporate governance practices, in addition to other duties conferred on it by the Board of Directors and contained in its Bylaws.	Article 35 - The purpose of the Strategy, Governance and Sustainability Committee shall be to advise the Board of Directors on strategic matters, sustainability practices and their alignment with strategic and business plans, corporate governance practices, in addition to other duties conferred on it by the Board of Directors and contained in its Bylaws.	Wording unchanged.
CHAPTER VI	CHAPTER VI	Wording unchanged.
The Executive Board of Officers	The Executive Board of Officers	Wording unchanged.
Article 36 - The Executive Board of Officers, whose members will be elected and dismissed at any time by the Board of Directors, will be composed of the President and up to fifteen (15) Executive Vice-President officers, of a statutory nature, residing in the country, respecting the minimum of three (3) members, with a unified management term of two (2) years, being allowed renewals.	Article 36 - The Executive Board of Officers, whose members will be elected and dismissed at any time by the Board of Directors, will be composed of the President and up to fifteen (15) Executive Vice-President officers, of a statutory nature, residing in the country, respecting the minimum of three (3) members, with a unified management term of two (2) years, being allowed renewals.	Wording unchanged.

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Paragraph 1 - The Board of Directors shall observe in the choice and election of the members of the Executive Board of Officers their professional capacity, notorious knowledge and expertise in the respective areas of contact and the alignment of their professional profile to the duties of the position.	Paragraph 1 - The Board of Directors shall observe in the choice and election of the members of the Executive Board of Officers their professional capacity, notorious knowledge and expertise in the respective areas of contact and the alignment of their professional profile to the duties of the position.	Wording unchanged.
Paragraph 2 - The members of the Executive Board of Officers shall exercise their positions on a full-time basis and with exclusive dedication to the service of the Company, exceptionally allowed, after justification and approval by the Board of Directors, the concomitant exercise in management positions in subsidiaries and affiliates of the Company and in boards of management/deliberative boards of other companies and associations.	Paragraph 2 - The members of the Executive Board of Officers shall exercise their positions on a full-time basis and with exclusive dedication to the service of the Company, exceptionally allowed, after justification and approval by the Board of Directors, the concomitant exercise in management positions in subsidiaries and affiliates of the Company and in boards of management/deliberative boards of other companies and associations.	Wording unchanged.
Paragraph 3 - A person who has already completed sixty-five (65) years of age on the date of the election cannot be elected to occupy a position on the Executive Board of Officers, except in exceptional cases duly justified and approved by the Board of Directors.	Paragraph 3 - A person who has already completed sixty-five (65) years of age on the date of the election cannot be elected to occupy a position on the Executive Board of Officers, except in exceptional cases duly justified and approved by the Board of Directors.	Wording unchanged.
Article 37 - The members of the Executive Board of Officers may not depart from the position for more than thirty days consecutive days or not, without leave or authorization from the Board of Directors.	Article 37 - The members of the Executive Board of Officers may not depart from the position for more than thirty days consecutive days or not, without leave or authorization from the Board of Directors.	Wording unchanged.
Paragraph 1 - The President and the other Executive Vice-President Officers shall be entitled, annually, to thirty (30) days of paid leave, with the prior authorization of the Executive Board of Officers, which may be accumulated up to a maximum of two (2) periods, being prohibited its conversion into cash and indemnity.	Paragraph 1 - The President and the other Executive Vice-President Officers shall be entitled, annually, to thirty (30) days of paid leave, with the prior authorization of the Executive Board of Officers, which may be accumulated up to a maximum of two (2) periods, being prohibited its conversion into cash and indemnity.	Wording unchanged.

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Paragraph 2 - In the event of temporary leave, or enjoyment of leave, including paid leave, of any of the members of the Executive Board of Officers, the President of the Company shall designate the substitute among the other members of the collegiate, and shall also designate its eventual substitute.	Paragraph 2 - In the event of temporary leave, or enjoyment of leave, including paid leave, of any of the members of the Executive Board of Officers, the President of the Company shall designate the substitute among the other members of the collegiate, and shall also designate its eventual substitute.	Wording unchanged.
Paragraph 3 - In the event of a permanent vacancy in the position of Executive Vice President Officer, the same criterion set forth in Paragraph 2 shall be used to designate the temporary substitute, who shall act until the election and investiture of the new member, thus filling the vacant position, for the term remaining to the replaced member.	Paragraph 3 - In the event of a permanent vacancy in the position of Executive Vice President Officer, the same criterion set forth in Paragraph 2 shall be used to designate the temporary substitute, who shall act until the election and investiture of the new member, thus filling the vacant position, for the term remaining to the replaced member.	Wording unchanged.
Paragraph 4 - In the event of vacancy in the position of President, the Board of Directors shall appoint the temporary substitute, among the other members of the Executive Board of Officers, who shall act until the election and investiture of the new President.	Paragraph 4 - In the event of vacancy in the position of President, the Board of Directors shall appoint the temporary substitute, among the other members of the Executive Board of Officers, who shall act until the election and investiture of the new President.	Wording unchanged.
Article 38 - It is incumbent upon the Executive Board of Officers and its members to exercise the management of the Company's business, in accordance with the mission, objectives, strategies and guidelines established by the Board of Directors.	Article 38 - It is incumbent upon the Executive Board of Officers and its members to exercise the management of the Company's business, in accordance with the mission, objectives, strategies and guidelines established by the Board of Directors.	Wording unchanged.

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Paragraph 1 - The Board of Directors may delegate duties to the Executive Board of Officers, except for those expressly provided for by law and subject to the powers established in such delegations.	Paragraph 1 - The Board of Directors may delegate duties to the Executive Board of Officers, except for those expressly provided for by law and subject to the powers established in such delegations.	Wording unchanged.
Paragraph 2 - The duties of the Executive Board of Officers may be delegated to the other hierarchical bodies of the Company, except for those expressly provided for in the applicable legislation and regulations and subject to the limits provided for in the Company's instruments.	Paragraph 2 - The duties of the Executive Board of Officers may be delegated to the other hierarchical bodies of the Company, except for those expressly provided for in the applicable legislation and regulations and subject to the limits provided for in the Company's instruments.	Wording unchanged.
Article 39 – The Executive Board of Officers is responsible for:	Article 39 – The Executive Board of Officers is responsible for:	Wording unchanged.
I - evaluate and submit to the Board of Directors the deliberative matters within its scope, including: (a) the bases and guidelines for the preparation of the strategic plan, as well as the annual programs and multiannual plans; (b) the strategic plan, as well as the respective multiannual plans and annual spending and investment programs of the Company with the respective projects; (c) the Company's costing and investment budgets; (d) the performance results of the Company's activities; (e) the policies and regulations and other regulations of the Board of Directors;	I - evaluate and submit to the Board of Directors the deliberative matters within its scope, including: (a) the bases and guidelines for the preparation of the strategic plan, as well as the annual programs and multiannual plans; (b) the strategic plan, as well as the respective multiannual plans and annual spending and investment programs of the Company with the respective projects; (c) the Company's costing and investment budgets; (d) the performance results of the Company's activities; (e) the policies and regulations and other regulations of the Board of Directors;	Wording unchanged.

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II - take the appropriate measures for the faithful execution of the guidelines and resolutions established by the Board of Directors and the Shareholders' Meeting and, except for the hypotheses of mandatory submission to the Board of Directors, express its opinion on acts and approve contracts in accordance with the internal regulations in force defined by Eletrobras that regulate the levels of approval in the Eletrobras companies;	II - take the appropriate measures for the faithful execution of the guidelines and resolutions established by the Board of Directors and the Shareholders' Meeting and, except for the hypotheses of mandatory submission to the Board of Directors, express its opinion on acts and approve contracts in accordance with the internal regulations in force defined by Eletrobras that regulate the levels of approval in the Eletrobras companies;	Wording unchanged.
III - approve the other policies of Eletrobras companies and Eletrobras standards, and may extend them to subsidiaries;	III - approve the other policies of Eletrobras companies and Eletrobras standards, and may extend them to subsidiaries;	Wording unchanged.
IV - prepare Eletrobras' costing and investment budgets, in line with the strategic plan and with the annual programs and multiannual business and management plans, and monitor their execution;	IV - prepare Eletrobras' costing and investment budgets, in line with the strategic plan and with the annual programs and multiannual business and management plans, and monitor their execution;	Wording unchanged.
V – approve changes in the organizational structure of the Company and its subsidiaries;	V – approve changes in the organizational structure of the Company and its subsidiaries;	Wording unchanged.
VI - approve the creation and extinction of non-statutory Committees and Commissions, linked to the Executive Board of Officers or its members, approving the respective operating rules, attributions and limits of competence for performance;	VI - approve the creation and extinction of non-statutory Committees and Commissions, linked to the Executive Board of Officers or its members, approving the respective operating rules, attributions and limits of competence for performance;	Wording unchanged.
VII – define its Internal regulations and any changes;	VII – define its Internal regulations and any changes;	Wording unchanged.
VIII - instruct the Company's representatives in the Shareholders' Meetings of its subsidiaries and affiliates and in the associations in which Eletrobras appears as a member, in accordance with the guidelines established by the Board of Directors, as well as with the applicable corporate guidelines;	VIII - instruct the Company's representatives in the Shareholders' Meetings of its subsidiaries and affiliates and in the associations in which Eletrobras appears as a member, in accordance with the guidelines established by the Board of Directors, as well as with the applicable corporate guidelines;	Wording unchanged.
IX - deliberate on the matters that may be submitted by the President or by any other Executive Vice President Officer;	IX - deliberate on the matters that may be submitted by the President or by any other Executive Vice President Officer;	Wording unchanged.

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X - delegate competence to the Executive Vice President Officers to decide, in isolation, on issues included in the duties of the Executive Board of Officers;	X - delegate competence to the Executive Vice President Officers to decide, in isolation, on issues included in the duties of the Executive Board of Officers;	Wording unchanged.
XI - delegate powers to Executive Vice President Officers and employees to authorize expenses, establishing limits and conditions;	XI - delegate powers to Executive Vice President Officers and employees to authorize expenses, establishing limits and conditions;	Wording unchanged.
XII – define the staffing of the Company’s areas;	XII – define the staffing of the Company’s areas;	Wording unchanged.
XIII - supervise the negotiation process with union entities, as well as propose mediation and collective bargaining agreements;	XIII - supervise the negotiation process with union entities, as well as propose mediation and collective bargaining agreements;	Wording unchanged.
XIV - ensure the implementation of the Company's strategic and multi-annual plans and annual spending and investment programs with their respective projects, respecting the approved budget limits;	XIV - ensure the implementation of the Company's strategic and multi-annual plans and annual spending and investment programs with their respective projects, respecting the approved budget limits;	Wording unchanged.
XV - monitor the sustainability of the business, strategic risks and respective mitigation measures, preparing management reports with management indicators;	XV - monitor the sustainability of the business, strategic risks and respective mitigation measures, preparing management reports with management indicators;	Wording unchanged.
XVI - monitor and control the activities of the companies in which the Company participates, or with which it is associated;	XVI - monitor and control the activities of the companies in which the Company participates, or with which it is associated;	Wording unchanged.

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XVII - prepare, in each year, the Management Report, the financial statements, the proposal for the distribution of dividends and the payment of interest on equity and the application of surplus amounts, to be submitted to the Board of Directors, the Fiscal Council and the Audit and Risks Committee, and to the examination and resolution of the Shareholders' Meeting;	XVII - prepare, in each year, the Management Report, the financial statements, the proposal for the distribution of dividends and the payment of interest on equity and the application of surplus amounts, to be submitted to the Board of Directors, the Fiscal Council and the Audit and Risks Committee, and to the examination and resolution of the Shareholders' Meeting;	Wording unchanged.
XVIII – approve the Company’s quarterly financial information;	XVIII – approve the Company’s quarterly financial information;	Wording unchanged.
XIX - approve the commercialization of rights arising from the results of research, development and innovation of its subsidiaries, related to the energy sector;	XIX - approve the commercialization of rights arising from the results of research, development and innovation of its subsidiaries, related to the energy sector;	Wording unchanged.
XX - establishing voting guidance for all Eletrobras subsidiary companies in Meetings of the Electric Energy Trading Chamber - CCEE;	XX - establishing voting guidance for all Eletrobras subsidiary companies in Meetings of the Electric Energy Trading Chamber - CCEE;	Wording unchanged.
XXI - resolve on the acquisition, sale or encumbrance of movable and immovable property, in accordance with the levels established in the Regulation of Authorities of the Eletrobras companies;	XXI - resolve on the acquisition, sale or encumbrance of movable and immovable property, in accordance with the levels established in the Regulation of Authorities of the Eletrobras companies;	Wording unchanged.
XXII - supervise and monitor business companies, including Special Purpose Entities - SPEs, in which it holds equity interest, with regard to governance practices, results presented and control, proportional to the relevance, materiality and risks of the business;	XXII - supervise and monitor business companies, including Special Purpose Entities - SPEs, in which it holds equity interest, with regard to governance practices, results presented and control, proportional to the relevance, materiality and risks of the business;	Wording unchanged.
XXIII - evaluate the results of its business and monitor the sustainability of its business activities, strategic risks and respective mitigation measures, preparing management reports with management indicators;	XXIII - evaluate the results of its business and monitor the sustainability of its business activities, strategic risks and respective mitigation measures, preparing management reports with management indicators;	Wording unchanged.

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XXIV - resolve on making and accepting donations with or without charges and other reasonable free acts, subject to the provisions of the Eletrobras Companies' Integrity Program and the Eletrobras Companies' Code of Ethical Conduct and Integrity, in accordance with the levels established in the Eletrobras Companies' Regulation of Authorities, and also considering the Company's social responsibilities, as provided in paragraph 4 of article 154 of the Brazilian Corporate Law;	XXIV - resolve on making and accepting donations with or without charges and other reasonable free acts, subject to the provisions of the Eletrobras Companies' Integrity Program and the Eletrobras ~~Companies'~~ Code of ~~Ethical~~ Conduct ~~and Integrity~~, in accordance with the levels established in the Eletrobras Companies' Regulation of Authorities, and also considering the Company's social responsibilities, as provided in paragraph 4 of article 154 of the Brazilian Corporate Law;	Wording of subitem XXXI adjusted to conform to the nomenclature of the current Eletrobras Code of Conduct, without any legal or economic effect.
XXV - approve Eletrobras's appointments to fiscal directors of subsidiaries, investees, associations and foundations, in addition to the appointments of subsidiaries to administrative and fiscal bodies of its investees, associations and foundations, in accordance with the scope defined in internal regulations prepared by Eletrobras; and	XXV - approve Eletrobras's appointments to fiscal directors of subsidiaries, investees, associations and foundations, in addition to the appointments of subsidiaries to administrative and fiscal bodies of its investees, associations and foundations, in accordance with the scope defined in internal regulations prepared by Eletrobras; and	Wording unchanged.
XXVI - resolve on amendments to shareholders' agreements to be signed by Eletrobras and its subsidiaries, when they do not involve aspects related to article 118 of Law 6,404/1976.	XXVI - resolve on amendments to shareholders' agreements to be signed by Eletrobras and its subsidiaries, when they do not involve aspects related to article 118 of Law 6,404/1976.	Wording unchanged.
CHAPTER VII	CHAPTER VII	Wording unchanged.
Duties of the President and the Vice-President Officers	Duties of the President and the Executive Vice-President Officers	Title wording of Chapter VII adjusted to reflect the Company's internal governance, without any legal or economic effect.
Article 40 - It is incumbent upon the President of the Company, without prejudice to other activities attributed to them by the Board of Directors:	Article 40 - It is incumbent upon the President of the Company, without prejudice to other activities attributed to them by the Board of Directors:	Wording unchanged.

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I - to call, chair and coordinate the work of the meetings of the Executive Board of Officers;	I - to call, chair and coordinate the work of the meetings of the Executive Board of Officers;	Wording unchanged.
II - to propose to the Board of Directors the appointment of the Executive Vice-President Officers and, when applicable, the members of the subsidiaries' board of officers;	II - to propose to the Board of Directors the appointment of the Executive Vice-President Officers and, when applicable, the members of the subsidiaries' board of officers;	Wording unchanged.
III - to provide information to the Board of Directors and the Fiscal Council of the Company;	III - to provide information to the Board of Directors and the Fiscal Council of the Company;	Wording unchanged.
IV - to promote the formulation, management and monitoring of strategic planning and the multiannual and annual business and management plans of Eletrobras, as well as to supervise their preparation and execution;	IV - to promote the formulation, management and monitoring of strategic planning and the multiannual and annual business and management plans of Eletrobras, as well as to supervise their preparation and execution;	Wording unchanged.
V - to represent Eletrobras, judicially or extrajudicially, or before other companies and the general public, and may delegate such duties to any Executive Vice President Officer, as well as appoint representatives, attorneys-in-fact, agents or proxies, always specifying, in a specific instrument, the extent of the delegated powers;	V - to represent Eletrobras, judicially or extrajudicially, or before other companies and the general public, and may delegate such duties to any Executive Vice President Officer, as well as appoint representatives, attorneys-in-fact, agents or proxies, always specifying, in a specific instrument, the extent of the delegated powers;	Wording unchanged.
VI - together with another Executive Vice President Officer, move the financial resources of Eletrobras and sign acts and contracts, and this option may be delegated to the other Executive Vice Presidents and to attorneys-in-fact or employees of Eletrobras, in accordance with the scope defined by the Executive Board of Officer; and	VI - together with another Executive Vice President Officer, move the financial resources of Eletrobras and sign acts and contracts, and this option may be delegated to the other Executive Vice President Officers and to attorneys-in-fact or employees of Eletrobras, in accordance with the scope defined by the Executive Board of Officer; and	Wording unchanged.

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VII – coordinate the activities of the members of the Executive Board of Officer.	VII – coordinate the activities of the members of the Executive Board of Officer.	Wording unchanged.
Article 41 - The duties of the other Vice-President Officers are, without prejudice to other activities assigned to them by the Board of Directors:	Article 41 - The duties of the other Executive Vice-President Officers are, without prejudice to other activities assigned to them by the Board of Directors:	Wording of the caput adjusted to reflect the Company's internal governance, without any legal or economic effect.
I - manage, supervise and evaluate the performance of the activities of the areas under its direct responsibility, as well as perform management acts related to these activities, being able to set value limits for delegation of the practice of these acts, respecting the corporate rules approved by the Executive Board of Officer.	I - manage, supervise and evaluate the performance of the activities of the areas under its direct responsibility, as well as perform management acts related to these activities, being able to set value limits for delegation of the practice of these acts, respecting the corporate rules approved by the Executive Board of Officer.	Wording unchanged.
II - participate in the meetings of the Executive Board of Officer, report the proposals for resolutions under its management and report the technical and operational activities of the wholly-owned subsidiaries and companies in which the Company participates or with which it is associated;	II - participate in the meetings of the Executive Board of Officer, report the proposals for resolutions under its management and report the technical and operational activities of the wholly-owned subsidiaries and companies in which the Company participates or with which it is associated;	Wording unchanged.
III - comply with and enforce the general orientation of the company's business established by the Board of Directors in the management of its specific area of operation;	III - comply with and enforce the general orientation of the company's business established by the Board of Directors in the management of its specific area of operation;	Wording unchanged.
IV – designate employees for missions abroad; and	IV – designate employees for missions abroad; and	Wording unchanged.
V – approve admissions, dismissals and promotions for leadership positions in the areas under their direct reporting.	V – approve admissions, dismissals and promotions for leadership positions in the areas under their direct reporting.	Wording unchanged.

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Article 42 - The Executive Vice President Officer who is assigned the function of Investor Relations, is responsible for representing the Company before the CVM and other entities of the capital market and stock exchanges, national and foreign, in which the Company has securities admitted to trading, in addition to enforcing the regulatory rules applicable to the Company regarding the records maintained with the CVM and with the regulatory bodies and stock exchanges in which the Company has securities admitted to trading.	Article 42 - The Executive Vice President Officer who is assigned the function of Investor Relations, is responsible for representing the Company before the CVM and other entities of the capital market and stock exchanges, national and foreign, in which the Company has securities admitted to trading, in addition to enforcing the regulatory rules applicable to the Company regarding the records maintained with the CVM and with the regulatory bodies and stock exchanges in which the Company has securities admitted to trading.	Wording unchanged.
CHAPTER VIII	CHAPTER VIII	Wording unchanged.
The Fiscal Council	The Fiscal Council	Wording unchanged.
Article 43 - The Fiscal Council, of non-permanent operation, when installed by the Shareholders' Meeting, in the form of the law, shall consist of three (3) to five (5) members and their respective alternates, elected by the Shareholders' Meeting, all residing in the Country, who shall hold their positions until the first annual Shareholders' Meeting to be held after their election, and may be reelected, subject to the requirements and impediments set forth in the legislation, in these Bylaws and, as applicable, in the Company's internal regulations that provide for indications of administrators and fiscal directors.	Article 43 - The Fiscal Council, of non-permanent operation, when installed by the Shareholders' Meeting, in the form of the law, shall consist of three (3) to five (5) members and their respective alternates, elected by the Shareholders' Meeting, all residing in the Country, who shall hold their positions until the first annual Shareholders' Meeting to be held after their election, and may be reelected, subject to the requirements and impediments set forth in the legislation, in these Bylaws and, as applicable, in the Company's internal regulations that provide for indications of administrators and fiscal directors.	Wording unchanged.
Paragraph 1 – The holders of preferred shares without voting rights, or with restricted vote, shall have the right to elect, in a separate vote, one (1) member and respective alternate.	Paragraph 1 – The holders of preferred shares without voting rights, or with restricted vote, shall have the right to elect, in a separate vote, one (1) member and respective alternate.	Wording unchanged.

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Paragraph 2 - In case of vacancy, resignation, impediment or unjustified absence to two (2) consecutive meetings, or three interspersed meetings, in the last twelve (12) meetings, the member of the Fiscal Council shall be replaced, until the end of the term of action, by the respective alternate.	Paragraph 2 - In case of vacancy, resignation, impediment or unjustified absence to two (2) consecutive meetings, or three interspersed meetings, in the last twelve (12) meetings, the member of the Fiscal Council shall be replaced, until the end of the term of action, by the respective alternate.	Wording unchanged.
Paragraph 3 - The members of the Fiscal Council will be invested in their positions by signing the instrument of investiture in the book of minutes and opinions of the Fiscal Council, at which time they will express their adherence and commitment to comply with the Code of Ethical Conduct and Integrity of Eletrobras Companies and other internal regulations issued by the Company.	Paragraph 3 - The members of the Fiscal Council will be invested in their positions by signing the instrument of investiture in the book of minutes and opinions of the Fiscal Council, at which time they will express their adherence and commitment to comply with the Eletrobras Code of ~~Ethical~~ Conduct ~~and Integrity of Eletrobras Companies~~ and other internal regulations issued by the Company.	Wording of Paragraph 3 adjusted to conform to the nomenclature of the current Eletrobras Code of Conduct, without any legal or economic effect.
Article 44 - The remuneration of the members of the Fiscal Council, in addition to the mandatory reimbursement of the expenses of locomotion, food and stay necessary for the performance of the function, will be fixed annually by the Shareholders' Meeting, observing the minimum limit established in the Brazilian Corporate Law.	Article 44 - The remuneration of the members of the Fiscal Council, in addition to the mandatory reimbursement of the expenses of locomotion, food and stay necessary for the performance of the function, will be fixed annually by the Shareholders' Meeting, observing the minimum limit established in the Brazilian Corporate Law.	Wording unchanged.
Article 45 - It is incumbent upon the Fiscal Council, without prejudice to other duties conferred on it by virtue of legal provision or by determination of the Shareholders' Meeting:	Article 45 - It is incumbent upon the Fiscal Council, without prejudice to other duties conferred on it by virtue of legal provision or by determination of the Shareholders' Meeting:	Wording unchanged.

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I - supervise, by any of its members, the acts of the administrators and verify the fulfillment of their legal and statutory duties;	I - supervise, by any of its members, the acts of the administrators and verify the fulfillment of their legal and statutory duties;	Wording unchanged.
II - give an opinion on the annual report of the administration, stating in its opinion the additional information it deems necessary or useful for the resolution of the Shareholders' Meeting;	II - give an opinion on the annual report of the administration, stating in its opinion the additional information it deems necessary or useful for the resolution of the Shareholders' Meeting;	Wording unchanged.
III - give an opinion on the proposals of the administrators, to be submitted to the Shareholders' Meeting, regarding the modification of the capital, issuance of debentures or subscription bonuses, investment plans or capital budgets, distribution of dividends, transformation, incorporation, merger or spin-off of the Company;	III - give an opinion on the proposals of the administrators, to be submitted to the Shareholders' Meeting, regarding the modification of the capital, issuance of debentures or subscription bonuses, investment plans or capital budgets, distribution of dividends, transformation, incorporation, merger or spin-off of the Company;	Wording unchanged.
IV - report, by any of its members, to the management bodies and, if these do not take the necessary measures to protect the interests of the Company, to the Shareholders' Meeting, the errors, frauds or crimes they discover, and suggest useful measures to the Company;	IV - report, by any of its members, to the management bodies and, if these do not take the necessary measures to protect the interests of the Company, to the Shareholders' Meeting, the errors, frauds or crimes they discover, and suggest useful measures to the Company;	Wording unchanged.
V - convene the Annual Shareholders' Meeting if the administrators delay for more than one month, and the Extraordinary whenever there are serious or urgent reasons, including in the agenda of the meetings the matters they consider necessary;	V - convene the Annual Shareholders' Meeting if the administrators delay for more than one month, and the Extraordinary whenever there are serious or urgent reasons, including in the agenda of the meetings the matters they consider necessary;	Wording unchanged.
VI - analyze, at least quarterly, the balance sheet and other financial statements prepared periodically by the Executive Board of Officer;	VI - analyze, at least quarterly, the balance sheet and other financial statements prepared periodically by the Executive Board of Officer;	Wording unchanged.

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VII – examine the financial statements for the fiscal year and give an opinion on them;	VII – examine the financial statements for the fiscal year and give an opinion on them;	Wording unchanged.
VIII – approve its internal Regulations and any amendments;	VIII – approve its internal Regulations and any amendments;	Wording unchanged.
IX - monitor the equity, financial and budgetary execution, being able to examine books, any other documents and request information;	IX - monitor the equity, financial and budgetary execution, being able to examine books, any other documents and request information;	Wording unchanged.
X - exercise the attributions in items I to VIII during any liquidation of the Company; and	X - exercise the attributions in items I to VIII during any liquidation of the Company; and	Wording unchanged.
XI – perform the annual self-assessment of its performance.	XI – perform the annual self-assessment of its performance.	Wording unchanged.
Sole paragraph - The members of the Fiscal Council shall participate, obligatorily, in the meetings of the Board of Directors in which the matters referred to in items II, III and VII of this Article must be considered.	Sole paragraph - The members of the Fiscal Council shall participate, obligatorily, in the meetings of the Board of Directors in which the matters referred to in items II, III and VII of this Article must be considered.	Wording unchanged.
Article 46 - The Fiscal Council shall meet, ordinarily, once a month, and, extraordinarily, whenever called, in accordance with its Internal Regulations.	Article 46 - The Fiscal Council shall meet, ordinarily, once a month, and, extraordinarily, whenever called, in accordance with its Internal Regulations.	Wording unchanged.
Sole paragraph - It is incumbent upon the Fiscal Council to elect its President, under the terms of its Internal Regulations.	Sole paragraph - It is incumbent upon the Fiscal Council to elect its President, under the terms of its Internal Regulations.	Wording unchanged.
CHAPTER IX	CHAPTER IX	Wording unchanged.
Internal Audit, Integrity, Compliance, Internal Control, Corporate Risks and Manifestation Handling	Internal Audit, Integrity, Compliance, Internal Control, Corporate Risks and Manifestation Handling	Wording unchanged.

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Article 47 - The Company will have an Internal Audit, linked directly to the Board of Directors, whose activities are reported directly to the Board of Directors, or through the Audit and Risks Committee.	Article 47 - The Company will have an Internal Audit, linked directly to the Board of Directors, whose activities are reported directly to the Board of Directors, or through the Audit and Risks Committee.	Wording unchanged.
Paragraph 1 - The Internal Audit shall be responsible for providing an assessment of the effectiveness of the Company's processes, as well as advising the Board of Directors, the Audit and Risks Committee, the Executive Board of Officer and the Fiscal Council.	Paragraph 1 - The Internal Audit shall be responsible for providing an assessment of the effectiveness of the Company's processes, as well as advising the Board of Directors, the Audit and Risks Committee, the Executive Board of Officer and the Fiscal Council.	Wording unchanged.
Paragraph 2 - The holder of the Internal Audit shall be appointed and dismissed by the Board of Directors.	Paragraph 2 - The holder of the Internal Audit shall be appointed and dismissed by the Board of Directors.	Wording unchanged.
Article 48 - The Company will have an area with responsibility to perform Integrity, Compliance, Internal Controls, Corporate Risks and Manifestation Handling functions, observing qualifications and independence in accordance with current legislation.	Article 48 - The Company will have an area with responsibility to perform Integrity, Compliance, Internal Controls, Corporate Risks and Manifestation Handling functions, observing qualifications and independence in accordance with current legislation.	Wording unchanged.
CHAPTER X	CHAPTER X	Wording unchanged.
Fiscal Year and Financial Statements	Fiscal Year and Financial Statements	Wording unchanged.
Article 49 - The fiscal year shall coincide with the calendar year, beginning on January 1st and ending on December 31st of each year, and shall comply with the provisions of these Bylaws and the applicable legislation.	Article 49 - The fiscal year shall coincide with the calendar year, beginning on January 1st and ending on December 31st of each year, and shall comply with the provisions of these Bylaws and the applicable legislation.	Wording unchanged.

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Paragraph 1 - In each fiscal year, it will be mandatory to distribute a dividend of not less than twenty-five percent (25%) of the net income, adjusted under the terms of the Law, subject to the rules of the Company's Dividend Distribution Policy.	Paragraph 1 - In each fiscal year, it will be mandatory to distribute a dividend of not less than twenty-five percent (25%) of the net income, adjusted under the terms of the Law, subject to the rules of the Company's Dividend Distribution Policy.	Wording unchanged.
Paragraph 2 - The amount of interest, paid or credited, as interest on equity, pursuant to article 9, paragraph 7, of Law No. 9,249 of 1995, and the relevant legislation and regulations, may be imputed to the holders of common shares and to the minimum annual dividend of preferred shares, integrating such amount to the amount of dividends distributed by Eletrobras for all legal purposes.	Paragraph 2 - The amount of interest, paid or credited, as interest on equity, pursuant to article 9, paragraph 7, of Law No. 9,249 of 1995, and the relevant legislation and regulations, may be imputed to the holders of common shares and to the minimum annual dividend of preferred shares, integrating such amount to the amount of dividends distributed by Eletrobras for all legal purposes.	Wording unchanged.
Article 50 - After the legal reserve is constituted, the allocation of the remaining portion of the net income determined at the end of each fiscal year will be, upon proposal of the Management, submitted to the resolution of the Shareholders' Meeting, observing the following allocation:	Article 50 - After the legal reserve is constituted, the allocation of the remaining portion of the net income determined at the end of each fiscal year will be, upon proposal of the Management, submitted to the resolution of the Shareholders' Meeting, observing the following allocation:	Wording unchanged.
I - at least twenty-five percent (25%) of the balance of net income for the year, obtained after the deduction the legal reserve referred to in the caput of this article, will be distributed as dividend to all shareholders of the Company, pursuant to paragraph 1 of article 49;	I - at least twenty-five percent (25%) of the balance of net income for the year, obtained after the deduction the legal reserve referred to in the caput of this article, will be distributed as dividend to all shareholders of the Company, pursuant to paragraph 1 of article 49;	Wording unchanged.

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II - up to seventy-five percent (75%) of the net income for the year will be allocated to the investment reserve, in order to ensure the maintenance and development of the activities that make up the Company's corporate purpose, whose accumulated balance may not exceed seventy-five percent (75%) of the paid-in capital stock.	II - up to seventy-five percent (75%) of the net income for the year will be allocated to the investment reserve, in order to ensure the maintenance and development of the activities that make up the Company's corporate purpose, whose accumulated balance may not exceed seventy-five percent (75%) of the paid-in capital stock.	Wording unchanged.
Article 51 - The Board of Directors, at the proposal of the Executive Board of Officer, may determine the drawing up of balance sheets in periods shorter than the annual period and declare dividends or interest on equity to the profit account calculated in these balance sheets, as well as declare them to the account of retained earnings or profit reserves existing in the last annual or intermediate balance sheet.	Article 51 - The Board of Directors, at the proposal of the Executive Board of Officer, may determine the drawing up of balance sheets in periods shorter than the annual period and declare dividends or interest on equity to the profit account calculated in these balance sheets, as well as declare them to the account of retained earnings or profit reserves existing in the last annual or intermediate balance sheet.	Wording unchanged.
Article 52 - Dividends and interest on equity will be paid at the times and places indicated by the Executive Board of Officer, reverting to Eletrobras those that are not claimed within three (3) years after the date of commencement of payment.	Article 52 - Dividends and interest on equity will be paid at the times and places indicated by the Executive Board of Officer, reverting to Eletrobras those that are not claimed within three (3) years after the date of commencement of payment.	Wording unchanged.
N/A	CHAPTER XI	Adoption of a transitory provision for maintaining in office, until the end of his term (Annual General Meeting of 2024), of the member of the Board of Directors appointed to represent the Company's employees, notwithstanding the exclusion of such position as per amendment to the article 28 of the Bylaws; so that there is no disruption in the work currently being carried out by the board of directors.
N/A	Transitory Provisions
N/A	Article 53 - Notwithstanding the extinction of the seat on the Board of Directors occupied by a representative of the Company's employees, as approved by the Company's shareholders at the 186th Extraordinary General Meeting held on April 17, 2023, the member elected for the respective position shall remain in office until the end of his respective term of office, that is, until the Annual Shareholders Meeting to be held in 2024, as approved at the 182nd Extraordinary General Meeting of the Company.

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SCHEDULE 2

Restated Bylaws if all the Agenda is approved

BYLAWS OF
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

CHAPTER I
Corporate Name, Duration, Headquarters and Corporate Purpose of the Company

Article 1 - Centrais Elétricas Brasileiras S.A. - Eletrobras (“Company” or “Eletrobras”) is a publicly-held company, with an indefinite term and governed by these Bylaws (“Bylaws”) and the applicable legal provisions.

Sole paragraph - With the entry of Eletrobras into the special listing segment called Level 1, of B3 S.A. – Brasil, Bolsa, Balcão (“B3”), Eletrobras, its shareholders, administrators and members of the Fiscal Council are subject to the provisions of the B3 Level 1 Listing Regulation (“Level 1 Regulation”).

Article 2 - Eletrobras has its headquarters and venue in the city of Rio de Janeiro, State of Rio de Janeiro, and may establish, in the country and abroad, branches, agencies, affiliates and offices.

Sole paragraph - Eletrobras will exercise effective influence on the management of its subsidiaries, including through the definition of administrative, financial, technical and accounting guidelines.

Article 3 - Eletrobras has as its corporate purpose:

I - carry out studies, projects, construction and operation of power plants and electricity transmission and distribution lines, as well as the execution of company acts resulting from these activities, such as the sale of electricity; and

II - promote and support research of its business interest in the energy sector, related to the generation, transmission and distribution of electricity, as well as studies of the use of reservoirs for multiple purposes, prospecting and development of alternative sources of energy generation, incentive to the rational and sustainable use of energy and implementation of smart energy networks.

Paragraph 1 - Eletrobras may carry out the activities contained in its corporate purpose through controlled companies (“subsidiaries”), joint ventures and invested companies, being allowed the constitution of new companies, including through association with or without power of control, and the acquisition of shares or capital shares of other companies.

Paragraph 2 - The Company may develop other activities related or complementary to its corporate purpose.

Paragraph 3 - Eletrobras shall take all reasonable steps to ensure that its administrators, agents, employees and any other persons acting on its behalf, as well as its subsidiaries, administrators, agents, employees and any other persons acting on their behalf proceed in accordance with the provisions of the Eletrobras Code of Conduct, the United States Foreign Corrupt Practices (United States Foreign Corrupt Practices Act of 1977, 15 U.S.C. paragraph 78-dd-1, et seq., as amended), and its subsequent amendments, hereinafter referred to as FCPA and Brazilian anti-corruption legislation.

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Paragraph 4 - Eletrobras shall guide the Conduct of its business, operations, investments and interactions based on the principles of transparency, corporate responsibility, accountability and sustainable development.

CHAPTER II
Capital, Shares and Shareholders

Article 4 – The capital is BRL 70,099.825.620,79 (seventy billion, ninety-nine million, eigth hundred and twety-five thousand, six hundred and twety reais and seventy-nine cents) divided into 2,027,011,498 (two billion, twenty-seven million, eleven thousand four hundred and ninety-eight) common shares, 146,920 (one hundred and forty-six thousand, nine hundred and twenty) class "A" preferred shares, 279,941,393 (two hundred seventy-nine million, nine hundred forty-one thousand, three hundred ninety-three) preferred shares of class “B” and one (1) special class preferred share exclusively held by the Federal Government, all without par value.

Paragraph 1 - The shares of Eletrobras shall be:

I – common, in nominative form, with the right to one vote per share;

II – classes “A” and “B” preferred, in the nominative form, without the right to vote at the Shareholders’ Meetings, except for legal cases; and

III – 1 (one) special class preferred share, held exclusively by the Federal Government, without the right to vote at the Shareholders’ Meetings, except for the right of veto established in paragraph 3 of article 11 of these Bylaws.

Paragraph 2 - The shares of both types may be kept in deposit accounts in the name of the respective holders, under the book-entry regime, without issuing certificates, in a financial institution contracted for this purpose.

Paragraph 3 - Whenever there is a transfer of ownership of shares, the depositary financial institution may charge, from the selling shareholder, the cost related to the service of such transfer, subject to the maximum limits set by the Brazilian Securities and Exchange Commission – CVM.

Paragraph 4 - The voting rights of common shares at Shareholders’ Meetings shall be applied in compliance with the limits set forth in these Bylaws.

Article 5 - Eletrobras is authorized to increase its capital up to the limit of one hundred billion Brazilian reais (BRL100,000,000,000.00), by resolution of the Board of Directors, regardless of statutory reform, through the issuance of common shares.

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Paragraph 1 - The Board of Directors shall establish the conditions of issue, subscription, form and term of Payment, price per share, form of placement (public or private) and its distribution in the country or abroad.

Paragraph 2 - At the discretion of the Board of Directors, the issuance of shares, debentures convertible into shares and subscription bonuses may be carried out, within the limit of the authorized capital, without preemptive Rights or with reduction of the term referred to in article 171, paragraph 4 of Law 6,404/1976, as amended (“Brazilian Corporate Law”), whose placement is made through sale on the stock Exchange or by public subscription, or in accordance with a stock option plan approved by the Shareholders’ Meeting, under the terms established by law.

Article 6 - It is forbidden for any shareholder or group of Shareholders, Brazilian or foreign, public or private, to exercise the right to vote in a number greater than the equivalent to the percentage of ten percent (10%) of the total number of shares in which the voting capital of Eletrobras is divided, regardless of its participation in the capital.

Sole paragraph – If the preferred shares issued by Eletrobras confer voting Rights under the terms of article 111, paragraph 1, of Law No. 6,404, of 1976, the limitation contained in the caput of this article 6 will cover such preferred shares, so that all shares held by the shareholder or group of shareholders that confer voting rights in relation to a particular resolution (whether common or preferred) are considered for the purpose of calculating the number of votes according to the caput of this article.

Article 7 - It is forbidden to enter into shareholders’ agreements that aims to regulate the exercise of the right to vote in a number greater than that corresponding to the percentage of ten percent (10%) of the total number of shares in which the voting capital of Eletrobras is divided, including in the case described in article 6, sole paragraph.

Paragraph 1 - The Company will not file a shareholders' agreement on the exercise of voting rights that conflicts with the provisions of these Bylaws.

Paragraph 2 - The chairman of the Eletrobras meeting shall not count votes cast in disagreement with the rules stipulated in articles 6 and 7 of these Bylaws, without prejudice to the exercise of the right of veto by the Federal Government, pursuant to paragraph 3 of article 11 of these Bylaws.

Article 8 - For the purposes of these Bylaws, two or more shareholders of the Company shall be considered as a group of shareholders:

I - That are parties to a voting agreement, either directly or through controlled companies, controlling companies or under common control;

II – If one is, directly or indirectly, a controlling shareholder or controlling company of the other or others;

III – Which are companies directly or indirectly controlled by the same person or company, or group of persons or companies, shareholders or not; or

IV – Companies, associations, foundations, cooperatives and trusts, investment funds or portfolios, universality of rights or any other forms of organization or enterprise with the same administrators or managers, or whose administrators or managers are companies directly or indirectly controlled by the same person or company, or group of persons or companies, shareholders or not.

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Paragraph 1 - In the case of investment funds with a common administrator or manager, shall be considered as a group of shareholders only those whose investment policy and exercise of votes at shareholders' meetings, under the terms of the respective regulations, are responsibility of the administrator or manager, as the case may be, on a discretionary basis.

Paragraph 2 - In addition to the provisions of the caput and preceding paragraph of this article, any shareholders represented by the same agent, administrator or representative in any capacity shall be considered parts of the same group of shareholders, except in the case of holders of securities issued under the Company's Depositary Receipts program, when represented by the respective depository bank, provided that they do not fall within any of the other cases provided for in the caput or in paragraph 1 of this article.

Paragraph 3 - In the case of shareholders' agreements that deal with the exercise of the right to vote, all its signatories will be considered, in the form of this article, as members of a group of shareholders, for the purpose of applying the limitation on the number of votes referred to in articles 6 and 7.

Paragraph 4 - The shareholders must keep Eletrobras informed about their membership in a group of shareholders under the terms of these Bylaws, if such group of shareholders holds, in total, shares representing ten percent (10%) or more of the voting capital of Eletrobras.

Paragraph 5 - The members of the board of the shareholders' meetings may request from the shareholders documents and information, as they deem necessary to verify the eventual belonging of a shareholder to a group of shareholders that may hold ten percent (10%) or more of the voting capital of Eletrobras.

Article 9 - The shareholder or group of shareholders who, directly or indirectly, becomes the holder of common shares that, together, exceed thirty percent (30%) of the voting capital of Eletrobras and that does not return to a level below such percentage within one hundred and twenty (120) days shall make a public offer for the acquisition of all other common shares, for an amount at least one hundred percent (100%) higher than the highest price of the respective shares in the last five hundred and four (504) trading sessions, updated by the rate of the Special System of Settlement and Custody - SELIC.

Sole paragraph – The obligation to make a public offer of acquisition, under the terms of the caput, will not apply to the effective participation, directly or indirectly, of the Federal Government in the voting capital of the Company on the date of entry into force of the provision, but will apply if in the future, after reduction, its participation will increase and exceed the percentage of thirty percent (30%) of the voting capital of the Company.

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Article 10 - The shareholder or group of shareholders who, directly or indirectly, becomes the holder of common shares that, together, exceed fifty percent (50%) of the voting capital of Eletrobras and does not return to a level below such percentage within one hundred and twenty (120) days shall make a public offer for the acquisition of all other common shares, for an amount at least two hundred percent (200%) higher than the highest price of the respective shares in the last five hundred and four (504) trading sessions, updated by the rate of the Special System for Settlement and Custody – SELIC.

Sole paragraph – The obligation to make a public offer for acquisition, under the terms of the caput, will not apply to the effective participation, directly or indirectly, of the Federal Government in the voting capital of the Company on the date of entry into force of the provision, but will apply if in the future, after the Offer, its participation increases and exceeds the percentage of fifty percent (50%) of the voting capital of the Company.

Article 11 – The preferred shares cannot be converted into common shares and, in the case of classes "A" and "B", will have priority in reimbursement of capital and distribution of dividends.

Paragraph 1 – The preferred shares of class “A”, which are those subscribed until June 23, 1969, and those resulting from bonuses attributed to them, will have priority in the distribution of dividends, which will be levied at the rate of eight percent per year on the capital belonging to this type and class of shares, to be apportioned equally among them.

Paragraph 2 - The preferred shares of class “B”, which are those subscribed as of June 23, 1969, will have priority in the distribution of dividends, which will be levied at the rate of 6% (six percent) per year, on the capital belonging to this type and class of shares, dividends to be apportioned equally among them.

Paragraph 3 - The special class preferred share, exclusively owned by the Federal Government, created based on article 3, item III, subparagraph 'c', of Law No. 14,182, of 2021, with article 17, paragraph 7, of Law No. 6,404, of 1976, gives the Federal Government the power of veto in corporate resolutions aimed at modifying the Bylaws for the purpose of removing or modifying the limitation on the exercise of the right to vote and entering into a shareholders' agreement, established in articles 6 and 7 of these Bylaws.

Paragraph 4 - Class "A" and class "B" preferred shares will participate, on equal terms, with the common shares and the special class preferred share in the distribution of dividends, after they are guaranteed the lowest of the minimum dividends provided for in paragraphs 1 and 2, subject to the provisions of paragraph 5.

Paragraph 5 – Class “A” and class “B” preferred shares shall be entitled to receive a dividend, for each share, at least ten percent (10%) greater than that attributed to each common share.

Article 12 - The capital increases of Eletrobras will be carried out through public or private subscription and incorporation of reserves, capitalizing Resources through the modalities admitted by law.

Sole paragraph - In capital increases, preference will be assured to all Eletrobras shareholders, in proportion to their shareholding, except in the case of paragraph 2 of Article 5.

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Article 13 - The payment of shares shall comply with the rules and conditions established by the Board of Directors.

Sole paragraph - The shareholder who does not make the payment in accordance with the rules and conditions referred to in this article shall be in full right constituted in arrears, applying monetary restatement, interest of twelve percent per year and a fine of ten percent on the amount of the installment due.

Article 14 - Eletrobras may issue non-convertible securities and debentures.

Article 15 - Eletrobras, by resolution of the Board of Directors, may acquire its own shares for cancellation, or permanence in treasury and subsequent disposal, provided that up to the amount of the balance of profits and reserves, except the legal reserve, subject to the applicable legal and regulatory provisions.

Article 16 - The redemption of shares of one or more classes may be effected by resolution of the Extraordinary General Meeting, regardless of approval at the Special Meeting of the shareholders of the species and classes affected, except for the preferential share of the special class, held exclusively by the Federal Government, which can only be redeemed with legal authorization.

CHAPTER III
The Shareholders’ Meeting

Article 17 - The Annual Shareholders’ Meeting shall be held within the first four (4) months following the end of the fiscal year, on a day and time previously fixed, to:

I - take the management accounts, examine, discuss and vote on the financial statements;

II - resolve on the allocation of net income for the year and the distribution of dividends;

III - elect the members of the Board of Directors and the Fiscal Council;

IV - establish the individual amount of the remuneration of the members of the Fiscal Council, subject to the applicable legislation; and

V – establish the annual global amount of the remuneration of the administrators and members of the Advisory Committees to the Board of Directors.

Article 18 - In addition to the matters provided for in Law No. 6,404 of 1976, the Shareholders’ Meeting shall deliberate on matters submitted to it by the Board of Directors and other matters within its competence.

Paragraph 1 - The Shareholders’ Meeting shall meet in person or digital formats, or partially digital, according to the legislation in force, and shall only resolve on matters on the agenda, contained in the respective call notice, and the approval of matters under generic rubric is prohibited.

Paragraph 2 - The resolutions of the Meeting shall be taken by majority vote, except for those that require a qualified quorum, with the vote of each shareholder proportional to its shareholding in the Company's capital, respecting the limit corresponding to ten percent (10%) of the voting capital for the vote of each shareholder and group of shareholders, pursuant to articles 6 and 7 of these Bylaws.

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Paragraph 3 - For the purposes of verifying the quorum for approval of a resolution, the calculation of the total number of possible votes shall consider the limitation of votes provided for in paragraph 2 of this article.

Paragraph 4 - The resolutions of the Meeting shall be recorded in the minute book, and may be drawn up in summary form.

Paragraph 5 - Explanations of vote may be recorded, if the shareholder or its representatives so wishes.

Paragraph 6 - The abstention from voting, when it occurs must be included in the minutes and the disclosure document of the Meeting.

Paragraph 7 - The board that will direct the work of the Shareholders’ Meeting will be chaired by the Chairman of the Board of Directors, or by a substitute chosen by the said management body, and the chairman of the board is responsible for the appointment of the secretary.

Article 19 - The shareholder may be represented by a power of attorney at the Shareholders’ Meetings, pursuant to article 126, paragraph 1 of Law No. 6,404, of 1976.

Paragraph 1 - The documents proving the condition of shareholder and its representation must be delivered according to the call notice.

Paragraph 2 - All shareholders who comply with the requirements set forth in the call notice shall be admitted to the Shareholders’ Meeting.

Paragraph 3 - The recognition of the signature of the power of attorney granted by shareholders not resident in the country and by the holder of American Depositary Receipts (ADR) is waived, and the instrument of representation must be deposited in timely manner at the headquarters of Eletrobras.

CHAPTER IV
Management

Article 20 - The Management of Eletrobras, in the form of these Bylaws and the governing legislation, is the responsibility of the Board of Directors and the Executive Board of Officers.

Article 21 - The exercise of the positions of members of the Eletrobras Management, resident or not in the country, is private to individuals, and the management Guarantee may be required for any position of administrator.

Sole paragraph - The minutes of the Shareholders’ Meetings or meeting of the Board of Directors, which elect, respectively, directors and officers of the Company, shall contain the qualification of each of the elected members and the term of office and, when the law, these Bylaws, policies and standards of Eletrobras require certain requirements for the investiture in the position of management of Eletrobras, only those who have exhibited the necessary proof of such requirements may be elected and sworn in, of which an authentic copy shall be filed at the registered office.

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Article 22 - The investiture in the management position of Eletrobras shall comply with the requirements and impediments imposed by legislation, by these Bylaws and, as applicable, by the internal regulations of the Company that provide for indications of administrators and fiscal directors.

Paragraph 1 - Due to absolute incompatibility, the investiture of the Board of Directors and Executive Board of Officers is prohibited:

I - representative of the regulatory body to which the Company is subject, of Minister of State, Secretary of State, Municipal Secretary, holder of a position, without a permanent link with the public service, of a special nature or of direction and superior advice in the public administration, of statutory leader of a political party and a holder of a mandate in the Legislative Branch of any entity of the federation, even if licensed from the position;

II - of a person who has acted, in the last thirty-six (36) months, as a participant in the decision-making structure of a political party or in work linked to the organization, structuring and carrying out of an electoral campaign; and

III - of a person who holds a position in a union organization.

Paragraph 2 - The legal and integrity requirements shall be analyzed by the People Committee.

Paragraph 3 - The administrators and members of statutory committees will be invested in their positions by signing a term of investiture made available by the Company, within a maximum period of up to thirty (30) days, counted from the election, which will include the submission of the sworn-in to the Eletrobras Code of Conduct and other internal regulations issued by the Company.

Paragraph 4 - If the term of investiture is not signed within thirty (30) days after the election, it will become null and void, unless justified by the management body for which it has been elected.

Paragraph 5 - The instrument of investiture must contain, under penalty of nullity, the indication of at least one domicile in which the administrator or external member of the statutory committee will receive the summons and subpoenas in administrative and judicial proceedings related to acts of its management and/or attribution, which will be considered fulfilled upon delivery to the indicated domicile, which can only be changed by written communication to Eletrobras.

Paragraph 6 - The investiture of the Director residing or domiciled abroad is subject to the constitution of a representative residing in the Country, with powers to receive service of process in actions against him/her proposed based on Brazilian Corporate Law, by means of a power of attorney with an expiration date that must extend for at least three (3) years after the expiration of the Director's term of office.

Paragraph 7 – When taking office, the administrator must subscribe to the Administrators’ Term of Consent, in accordance with the Provisions of the Level 1 Regulation, and observe the other applicable legal requirements.

Article 23 - It is forbidden for the administrator to deliberate on a matter conflicting with its interests or related to third parties under its influence, pursuant to article 156 of Law 6,404 of 1976, and the accumulation of the positions of chairman of the board of directors and chief executive officer or executive of the Company by the same person is also prohibited.

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Sole paragraph - The administrator who is conflicted in relation to the topic to be discussed must previously express his conflict of interest or private interest, withdraw from the meeting, refrain from discussing the topic and request registration in the minutes of his absence in the conclave.

Article 24 - The term of office of the members of the Board of Directors and the Executive Board of Officers shall be extended until the effective investiture of the new members.

Article 25 - The Board of Directors and the Executive Board of Officers shall deliberate with the presence of the majority of its members and its resolutions shall be taken, respectively, by the vote of the majority of the directors or officers present, except in the cases of qualified quorum established in article 26 of these Bylaws.

Paragraph 1 - The minutes of the meeting of each management body shall be clearly written and record the resolutions taken, which may be drawn up in summary form, in addition to the persons present, the divergent votes and abstentions from voting, and shall be signed by all members present physically, remotely and electronically.

Paragraph 2 - The minutes of the meetings of the Board of Directors that contain a resolution intended to produce effects before third parties shall be filed in the Registry of Commerce and published.

Paragraph 3 - The Board of Directors shall meet, ordinarily, once a month, and the Executive Board of Officers, four times a month, permitting in person, digital and hybrid formats, the vote between absent and any other means that enable the authentic and reliable registration of the expression of will of its members, in the form and conditions provided for in their respective Internal Regulations.

Paragraph 4 - It is incumbent upon the respective Chairmen, or the majority of the members of each body of Eletrobras’ management, to call the meetings of the Board of Directors and the Executive Board of Officers .

Paragraph 5 - In the resolutions of the Board of Directors and resolutions of the Executive Board of Officers, the respective Chairmen will have, in addition to the personal vote, the tiebreaker.

Paragraph 6 - The Board of Directors shall meet: (i) at least once a year, without the presence of the President of the Company; (ii) at least twice a year with the presence of the independent external auditors.

Paragraph 7 - The members of the Board of Directors shall have reimbursed their expenses of food, transportation and stay, whenever residents outside the city in which the meeting is held and, only of transportation and food, when resident in the city.

Article 26 - The approval of the qualified majority of two thirds of the members of the Board of Directors is required for deliberation on:

I - constitution of new companies though the association of Eletrobras and/or subsidiaries with third parties, referred to in paragraph 1 of article 3 of these Bylaws;

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II - transactions with related parties of any nature, except for the direct or indirect subsidiaries of the Company, observing the levels established in the Regulation of Authorities of the Eletrobras companies and without prejudice to the legal competence of the meeting;

III - issuance of securities within the authorized capital;

IV - amendment of the dividend distribution policy;

V - declaration of interim dividends.

Article 27 - The members of the Board of Directors and the Executive Board of Officers shall be liable, in accordance with the legislation in force, individually and jointly, for the acts they perform and for the losses resulting from them to the Company.

Paragraph 1 - The Company shall ensure the defense in judicial and administrative proceedings to its administrators, present and past, in addition to maintaining a permanent insurance contract in favor of these administrators, to protect them from liability for acts arising from the exercise of the position or function, in cases where there is no incompatibility with the interests of the Company, covering the entire term of exercise of the respective mandates, as long as the legal standards of conduct to which they are subject are observed.

Paragraph 2 - The guarantee provided for in the previous paragraph extends to:

I - to the members of the Fiscal Council and the members of the statutory advisory committees, present and past,

II - to the occupants of trust function, present and past; and

III – employees and agents, present and past, who legally act by delegation of the Company’s administrators.

Paragraph 3 - The Company may also enter into indemnity agreements with members of the Board of Directors, Fiscal Council, Executive Board of Officers, committees, occupants of a position of trust and all other employees and agents who legally act by delegation of the Company's administrators, in order to cope with certain expenses related to arbitration, judicial or administrative proceedings involving acts performed in the exercise of their duties or powers, as from the date of their possession or the beginning of the contractual relationship with the Company.

Paragraph 4 - Indemnity agreements shall not cover:

I - acts performed outside the exercise of the duties or powers of its signatories;

II - acts with bad faith, intent, serious fault or fraud;

III - acts performed in their own interest or that of third parties, to the detriment of the company’s social interest;

IV - indemnities arising from social action provided for in article 159 of the Brazilian Corporate Law or compensation for losses referred to in article 11, paragraph 5, item II, of Law No. 6,385/1976; or

V - other cases provided for in the indemnity contract.

Paragraph 5 - The indemnity contract shall be adequately disclosed and provide, among other issues:

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I - the limit value of the coverage offered;

II - the coverage period; and

III - the decision-making procedure regarding the Payment of coverage, which should guarantee the independence of decisions and ensure that they are taken in the interest of the Company.

Paragraph 6 - The beneficiary of the indemnity contract will be obliged to return to the Company the amounts advanced in cases where, after a final unappealable decision, it is proven that the act practiced by the beneficiary is not subject to indemnification, under the terms of the contract.

Paragraph 7 - It is assured to the Administrators and Fiscal Directors, as well as to the former administrators and former directors, the knowledge of information and documents contained in the Company’s records or database, indispensable to the administrative or judicial defense, in actions proposed by third parties, of acts practiced during their term of office or mandate.

Paragraph 8 - In the event of the previous paragraph, the former administrators and former directors will only have access to information and documents classified by the Company as confidential after signing a confidentiality agreement made available by the Company.

CHAPTER V
The Board of Directors

Article 28 – The Board of Directors shall be composed of nine (9) members, elected by the Shareholders’ Meeting, without alternates, with a unified management term of two (2) years, reelections being allowed, including a diretor elected in a separate vote at the Shareholders’ Meeting, by a majority of the shareholders holding preferred shares issued by Eletrobras.

Paragraph 1 – Only preferred shareholders who prove the uninterrupted ownership of their shares during the period of at least three months immediately prior to the Shareholders’ Meeting may exercise the right to choose separately.

Paragraph 2 - The Board of Directors shall be composed of at least five (5) independent members.

Paragraph 3 – The characterization as an Independent Director must be resolved in the minutes of the Shareholders’ Meeting that elects him, observing the regulation of the special governance segment of Novo Mercado, of B3 S.A. – Brasil, Bolsa, Balcão (“B3”), and may be based on the statement sent by the nominee or on the manifestation of the Board of Directors on the classification of the nominee in the independence criteria, inserted in the management’s proposal for the Meeting.

Paragraph 4 – The Board of Directors shall elect its Chairman and its eventual substitute, in the form of its Bylaws.

Article 29 - The shareholder who appoints a candidate to compose the Board of Directors of Eletrobras must inform the Company if the candidate meets all the requirements for investiture, in addition to reporting the other activities and positions, boards and committees that it integrates, especially positions of chairman of the board of directors.

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Article 30 - In addition to the cases provided for by law, vacancy of office will occur when the member of the Board of Directors fails to attend three consecutive meetings or four interspersed meetings, in the last twelve (12) meetings, without justified reason or license granted by the Board of Directors.

Paragraph 1 - In the event of a vacancy in the position of Chairman of the Board of Directors, its substitute will guide, at the subsequent meeting of this collegiate, the proposal to elect a new Chairman and a new eventual substitute.

Paragraph 2 - In the event of vacancy in the position of director, the substitute shall be appointed by the Board of Directors and shall serve until the first shareholders’ meeting.

Article 31 - The Board of Directors is the senior management body responsible for establishing the general orientation of the Company’s business, defining its strategic direction, ensuring the proper functioning of corporate governance systems, risk management and internal controls and preserving the orderly succession of the management, aiming at the long-term interests of the Company, its continuity and the generation of sustainable value, and it is also responsible, without prejudice to the powers provided for in the legislation in force:

Strategy:

I – establish the guidelines and strategic objectives of the Company, including the definition of business identity;

II – discuss, approve, on a proposal from the Executive Board of Officers, and monitor the strategic plan, the respective multiannual plans, as well as the annual budget and investment plans and programs, the goals, as well as evaluate the results in the execution of said plans;

III - define the strategy of commercialization, business growth and investment expansion, as well as the guidelines on transactions and execution of contracts for the purchase and sale of electric energy of Eletrobras and its subsidiaries, as well as their positions in lawsuits related to the Electric Energy market;

IV - approve the investment projects of Eletrobras and its subsidiaries, to the extent defined by the internal regulations in force defined by Eletrobras that regulate the levels of approval in Eletrobras companies;

Financial statements, dividends and meetings:

V – express an opinion on the management reports, as well as on the accounts of the Executive Board of Officers;

VI - submit to the Annual Shareholders’ Meeting, each fiscal year, the management report and the financial statements, as well as the proposal for distribution of dividends and application of surplus amounts, attaching its opinion and the opinion of the Fiscal Council, and the report of the independent auditors;

VII - authorize the call and submit to the Shareholders’ Meeting issues related to the deliberative body of the shareholders, with prior manifestation on the proposals contained in the convening instrument, not admitting the inclusion of the item “general matters”;

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VIII - analyze, at least quarterly, the balance sheet and other financial statements prepared periodically by the Company, without prejudice to the performance of the Fiscal Council;

IX - resolve on the declaration of interim dividends and on the payment of interest on equity, upon proposal of the Executive Board of Officers;

Securities and corporate transactions:

X - authorize the acquisition of shares issued by Eletrobras, for the purpose of cancellation or permanence in treasury and subsequent disposal, as well as resolve on the issuance of simple debentures, not convertible into shares with or without collateral, as well as promissory notes and other securities not convertible into shares;

XI - approve the issuance of common shares, debentures convertible into common shares and subscription bonuses, up to the limit of the authorized capital, establishing the conditions of issuance, including the price and term of payment;

XII - exchange of shares or other securities issued by the Company;

XIII - express a prior opinion on the vote to be cast within the scope of the subsidiaries and affiliates, in relation to the operations of incorporation, spin-off, merger and transformation;

Governance:

XIV - approve its Internal Regulations and those of its advisory committees, the Eletrobras Code of Conduct, the main policies of the Eletrobras companies, as defined by the Board of Directors itself, including policies dealing with dividends, transactions with related parties, equity interests, compliance, risk management, hedge, personnel, remuneration, indication, environmental, sustainability, social responsibility, governance, as well as regulations dealing with powers, remuneration and appointment of administrators and personnel;

XV - elect and dismiss, at any time, the members of the Company’s Executive Board of Officers;

XVI – appoint and dismiss the holder of the Internal Audit, the holder of the Superintendence of Governance and the holder of the Secretariat of Governance;

XVII – elect the members of the advisory committees and working groups of the Board of Directors, among its members and/or among market people of notorious experience and technical capacity in relation to the specialty of the respective Committee;

XVIII - define the variable remuneration program an establish the individual amount of monthly remuneration due to its members, the members of its advisory committees and the members of the Executive Board of Officers, taking into account the responsibilities, the time dedicated to the functions, the competence, the professional reputation and the value of its services in the market;

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XIX - evaluate, annually, the individual and collective performance of the administrators and the collective performance of their advisory committees, with the procedural and methodological support of the People Committee;

XX - approve indications, proposed by the Executive Board of Officers, of the persons who must integrate management, advisory and fiscal bodies of the subsidiaries and of the companies and entities in which the Company and its subsidiaries have participation, including indirect ones, and in cases where it deems appropriate, delegate such attribution to the Executive Board of Officers;

XXI – resolve on matters that, by virtue of legal provision or by determination of the Shareholders’ Meeting, fall under its purview;

XXII – decide on the omitted cases of these Bylaws and delegate to the Executive Board of Officers matters within its purview not included in the list of legal attributions of the Board of Directors;

Risks, internal controls and compliance:

XXIII - implement, directly or through other bodies of the Company, and supervise the risk management systems, internal controls and compliance established for the prevention and mitigation of the main risks to which Eletrobras and its subsidiaries are exposed, including risks related to the integrity of accounting and financial information and those related to the occurrence of corruption and fraud;

XXIV - approve the annual work plan of the Internal Audit

XXV - examine, at any time, the books and papers of Eletrobras, as well as request information on contracts entered into or in the process of being entered into and any other contracts;

Legal acts and business:

XXVI - express an opinion on acts and approve contracts, in accordance with the levels established in the Regulation of Authorities of the Eletrobras companies;

XXVII - approve the practice of acts that imply a waiver, transaction or arbitration commitment, in accordance with the levels established in the Regulation of Authorities of Eletrobras companies;

XXVIII - approve the transfer of ownership of the Company’s assets, constitution of real liens and the provision of guarantees to obligations to third parties, in accordance with the levels established in the Regulations of the Eletrobras companies;

XXIX – choose and dismiss the independent auditors;

XXX – resolve on the Company’s strategic trademarks and patents;

XXXI - resolve on making and accepting donations with or without charges and other reasonable free acts, subject to the provisions of the Eletrobras Companies’ Integrity Program and the Eletrobras Code of Conduct, in accordance with the levels established in the Eletrobras Companies’ Regulations of Authorities, and also considering the Company’s social responsibilities, as provided for in paragraph 4 of article 154 of the Brazilian Corporate Law;

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XXXII – approve the models of the indemnity contracts to be signed by the Company and the procedures that guarantee the independence of the decisions;

XXXIII - approve the sponsorship of the health care and supplementary pension plan and adherence to a supplementary pension entity, as well as supervise compliance with the limit of participation of Eletrobras in the cost of these benefits;

XXXIV - approve, in accordance with the levels established in the Regulation of Authorities of the Eletrobras companies, the contracting of loans or financing and the provision of guarantees, in the country or abroad, by subsidiary companies;

Business management and efficiency:

XXXV - determine the distribution and redistribution of charges and duties among the members of the Executive Board of Officers;

XXXVI - grant leave or license to the President of the Company, including paid leave;

XXXVII - approve collective bargaining agreements, employee profit sharing program, job and salary plan, function plan and employee dismissal program;

XXXVIII – approve the maximum number of personnel of Eletrobras companies and general guidelines for hiring personnel at Eletrobras and its subsidiaries;

XXXIX - approve and supervise the fulfillment of the specific goals and results to be achieved by the members of the Executive Board of Officers;

XL - approve the business performance goals of the subsidiaries.

Associative guidelines:

XLI - authorize the incorporation of wholly-owned subsidiaries, the Company’s interests in subsidiaries or affiliates, the transfer of termination of such interest, as well as the acquisition of shares or quotas of other companies;

XLII - resolve on the association referred to in paragraph 1 of article 3 of these Bylaws;

XLIII - resolve on the shareholders’ agreements to be signed by Eletrobras and its subsidiaries and, in the case of amendments, only when it involves aspects related to article 118 of Law 6,404/1976; and

XLIV - deliberate on the organization of technical-scientific research entities of business interest to Eletrobras in the energy sector.

Paragraph 1 - The board of directors of the company must prepare and disclose a reasoned opinion on any Public Offering for Acquisition of Shares (“OPA”) that has as its object the shares issued by the company, within fifteen (15) days of the publication of the notice of said OPA, in which it will manifest, at least:

I - on the convenience and opportunity of the takeover bid regarding the interest of the company and the set of its shareholders, including in relation to the price and the potential impacts on the liquidity of the shares;

II - regarding the strategic plans disclosed by the offeror in relation to the company; and

III - regarding the alternatives to the acceptance of the takeover bid available on the market.

Paragraph 2 - The opinion of the board of directors, referred to in the previous paragraph, must cover the reasoned opinion favorable or contrary to the acceptance of the OPA, warning that it is the responsibility of each shareholder to make the final decision on said acceptance.

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Paragraph 3 - The Board of Directors may determine the performance of inspections, audits or accountability in the Company, as well as the hiring of experts, experts or external auditors, to better instruct the matters subject to its deliberation.

Paragraph 4 - Without prejudice to the duties conferred upon it by the Internal Regulations, the Chairman of the Board of Directors shall:

I - convene and preside over the meetings of the body, observing compliance with the Bylaws and the Internal Regulations;

II - coordinate the work related to the succession plans of the members of the Board of Directors and the Executive Board of Officers , with the support of the People Committee; and

III - propose to the Board of Directors appointments to compose the advisory committees, including external members.

Article 32 - The Board of Directors, for the better performance of its functions, may create Committees or transitory work groups with defined objectives, being composed by members of Management and professionals with specific knowledge.

Paragraph 1 - The Board of Directors shall have the permanent support of three (3) statutory advisory committees with specific duties of analysis and recommendation on certain matters, directly linked to the Board:

I - People Committee;

II - Strategy, Governance and Sustainability Committee;

III - Audit and Risks Committee.

Paragraph 2 – The committees mentioned in the previous paragraph will have their compositions and other rules of operation disciplined in their respective internal regulations, including the duties to be exercised by the respective coordinators and any extension of their scope and performance for the subsidiaries of Eletrobras.

Paragraph 3 – The opinions of the Committees are not a necessary condition for the presentation of matters to the examination and resolution of the Board of Directors;

Article 33 – The purpose of the Audit and Risks Committee is to advise the Company’s Board of Directors in the exercise of its functions and will have attribution, without prejudice to others provided for in its Bylaws, approved by the Board of Directors, for analysis and manifestation on the following matters:

I – give an opinion on the hiring and dismissal of independent audit services;

II – supervise and monitor the activities: a) of the independent auditors, in order to evaluate their Independence; the quality of the services provided; and the adequacy of the services provided to the needs of the company; b) the internal control area of the company; c) the internal audit area of the company; and d) the area of preparation of the company’s financial statements;

III - evaluate the quarterly information, interim statements and financial statements;

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IV - monitor the quality and integrity of: a) the internal control mechanisms; b) the quarterly information, interim statements and financial statements of the Company; and c) the information and measurements disclosed based on adjusted accounting data and non-accounting data that add elements not provided for in the structure of the usual reports of the financial statements;

V - evaluate and monitor the company's risk exposures;

VI - evaluate and monitor, together with management and the internal audit area, the adequacy of transactions with related parties carried out by the company and their respective disclosures;

VII - prepare an annual summary report, to be presented together with the financial statements disclosed to the market, containing a description of: a) its activities, the results and conclusions reached and the recommendations made; and b) any situations in which there is significant disagreement between the company's management, the independent auditors and the Audit and Risks Committee in relation to the company's financial statements;

VIII – have the means to receive and process information about non-compliance with legal and regulatory provisions applicable to the company, in addition to internal regulations and codes, including specific procedures for protect the provider and the confidentiality of the information;

IX - monitor compliance activities, reporting channel and manifestation handling management, including ethical infractions; and

X - evaluate, monitor, and recommend to management the correction or improvement of the company's internal policies, including the policy of transactions between related parties.

Paragraph 1 - The Audit and Risks Committee shall be composed of at least three (3) members and at most five (5), who shall have professional experience or academic training compatible with the position, preferably in the area of accounting, auditing or in the Company's sector of activity, and at least one (1) member shall have recognized professional experience in corporate accounting matters, under the terms of the regulations issued by CVM, and all its members shall be independent, among which, at least one (1) shall be an independent Director of the Company, also observing the conditions imposed by applicable national or foreign legislation and regulations, including the provisions of the Sarbanes-Oxley Act and the rules issued by the Securities and Exchange Commission ("SEC") and by the New York Stock Exchange ("NYSE").

Paragraph 2 - The characteristics referred to in the paragraph above may be accumulated by the same member of the Audit and Risks Committee, and the election of external members other than directors is also allowed, provided that the independence requirements are met.

Paragraph 3 - In case of vacancy of a member of the Audit and Risks Committee, the Board of Directors shall elect its successor to start a new term of office.

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Paragraph 4 - The Audit and Risks Committee must inform its activities monthly to the Company's Board of Directors, and the minutes of the meeting of the Board of Directors, or the corresponding certificate of minutes, must be disclosed for the purpose of indicating that such a report has been made.

Paragraph 5 - The Audit and Risks Committee shall be endowed with operational autonomy and its own budget approved by the Board of Directors, intended to cover expenses with its operation.

Paragraph 6 - The participation, as members of the Audit and Risks Committee, of officers of the Company, its subsidiaries and affiliates is prohibited.

Article 34 - The People Committee shall analyze the requirements for investiture in the position of management and fiscal councilor of the Company, in accordance with the legal and statutory provisions and also considering the rules established in internal regulations that deal with appointments of administrators and fiscal directors.

Sole paragraph - It is also incumbent upon the People Committee to assist the Board of Directors in the preparation and monitoring of the management succession plan, in the strategy of remuneration of the administrators and members of the advisory committees and in the proposals and other matters relating to personnel policy.

Article 35 - The purpose of the Strategy, Governance and Sustainability Committee shall be to advise the Board of Directors on strategic matters, sustainability practices and their alignment with strategic and business plans, corporate governance practices, in addition to other duties conferred on it by the Board of Directors and contained in its Bylaws.

CHAPTER VI
The Executive Board of Officers

Article 36 - The Executive Board of Officers, whose members will be elected and dismissed at any time by the Board of Directors, will be composed of the President and up to fifteen (15) Executive Vice-President Officers, of a statutory nature, residing in the country, respecting the minimum of three (3) members, with a unified management term of two (2) years, being allowed renewals.

Paragraph 1 - The Board of Directors shall observe in the choice and election of the members of the Executive Board of Officers their professional capacity, notorious knowledge and expertise in the respective areas of contact and the alignment of their professional profile to the duties of the position.

Paragraph 2 - The members of the Executive Board of Officers shall exercise their positions on a full-time basis and with exclusive dedication to the service of the Company, exceptionally allowed, after justification and approval by the Board of Directors, the concomitant exercise in management positions in subsidiaries and affiliates of the Company and in boards of management/deliberative boards of other companies and associations.

Paragraph 3 - A person who has already completed sixty-five (65) years of age on the date of the election cannot be elected to occupy a position on the Executive Board of Officers, except in exceptional cases duly justified and approved by the Board of Directors.

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Article 37 - The members of the Executive Board of Officers may not depart from the position for more than thirty days consecutive days or not, without leave or authorization from the Board of Directors.

Paragraph 1 - The President and the other Executive Vice-President Officers shall be entitled, annually, to thirty (30) days of paid leave, with the prior authorization of the Executive Board of Officers, which may be accumulated up to a maximum of two (2) periods, being prohibited its conversion into cash and indemnity.

Paragraph 2 - In the event of temporary leave, or enjoyment of leave, including paid leave, of any of the members of the Executive Board of Officers, the President of the Company shall designate the substitute among the other members of the collegiate, and shall also designate its eventual substitute.

Paragraph 3 - In the event of a permanent vacancy in the position of Executive Vice President Officer, the same criterion set forth in Paragraph 2 shall be used to designate the temporary substitute, who shall act until the election and investiture of the new member, thus filling the vacant position, for the term remaining to the replaced member.

Paragraph 4 - In the event of vacancy in the position of President, the Board of Directors shall appoint the temporary substitute, among the other members of the Executive Board of Officers, who shall act until the election and investiture of the new President.

Article 38 - It is incumbent upon the Executive Board of Officers and its members to exercise the management of the Company's business, in accordance with the mission, objectives, strategies and guidelines established by the Board of Directors.

Paragraph 1 - The Board of Directors may delegate duties to the Executive Board of Officers, except for those expressly provided for by law and subject to the powers established in such delegations.

Paragraph 2 - The duties of the Executive Board of Officers may be delegated to the other hierarchical bodies of the Company, except for those expressly provided for in the applicable legislation and regulations and subject to the limits provided for in the Company's instruments.

Article 39 – The Executive Board of Officers is responsible for:

I - evaluate and submit to the Board of Directors the deliberative matters within its scope, including: (a) the bases and guidelines for the preparation of the strategic plan, as well as the annual programs and multiannual plans; (b) the strategic plan, as well as the respective multiannual plans and annual spending and investment programs of the Company with the respective projects; (c) the Company's costing and investment budgets; (d) the performance results of the Company's activities; (e) the policies and regulations and other regulations of the Board of Directors;

II - take the appropriate measures for the faithful execution of the guidelines and resolutions established by the Board of Directors and the Shareholders' Meeting and, except for the hypotheses of mandatory submission to the Board of Directors, express its opinion on acts and approve contracts in accordance with the internal regulations in force defined by Eletrobras that regulate the levels of approval in the Eletrobras companies;

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III - approve the other policies of Eletrobras companies and Eletrobras standards, and may extend them to subsidiaries;

IV - prepare Eletrobras' costing and investment budgets, in line with the strategic plan and with the annual programs and multiannual business and management plans, and monitor their execution;

V – approve changes in the organizational structure of the Company and its subsidiaries;

VI - approve the creation and extinction of non-statutory Committees and Commissions, linked to the Executive Board of Officers or its members, approving the respective operating rules, attributions and limits of competence for performance;

VII – define its Internal regulations and any changes;

VIII - instruct the Company's representatives in the Shareholders' Meetings of its subsidiaries and affiliates and in the associations in which Eletrobras appears as a member, in accordance with the guidelines established by the Board of Directors, as well as with the applicable corporate guidelines;

IX - deliberate on the matters that may be submitted by the President or by any other Executive Vice President Officer;

X - delegate competence to the Executive Vice President Officers to decide, in isolation, on issues included in the duties of the Executive Board of Officers;

XI - delegate powers to Executive Vice President Officers and employees to authorize expenses, establishing limits and conditions;

XII – define the staffing of the Company’s areas;

XIII - supervise the negotiation process with union entities, as well as propose ediation and collective bargaining agreements;

XIV - ensure the implementation of the Company's strategic and multi-annual plans and annual spending and investment programs with their respective projects, respecting the approved budget limits;

XV - monitor the sustainability of the business, strategic risks and respective mitigation measures, preparing management reports with management indicators;

XVI - monitor and control the activities of the companies in which the Company participates, or with which it is associated;

XVII - prepare, in each year, the Management Report, the financial statements, the proposal for the distribution of dividends and the payment of interest on equity and the application of surplus amounts, to be submitted to the Board of Directors, the Fiscal Council and the Audit and Risks Committee, and to the examination and resolution of the Shareholders' Meeting;

XVIII – approve the Company’s quarterly financial information;

XIX - approve the commercialization of rights arising from the results of research, development and innovation of its subsidiaries, related to the energy sector;

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XX - establishing voting guidance for all Eletrobras subsidiary companies in Meetings of the Electric Energy Trading Chamber - CCEE;

XXI - resolve on the acquisition, sale or encumbrance of movable and immovable property, in accordance with the levels established in the Regulation of Authorities of the Eletrobras companies;

XXII - supervise and monitor business companies, including Special Purpose Entities - SPEs, in which it holds equity interest, with regard to governance practices, results presented and control, proportional to the relevance, materiality and risks of the business;

XXIII - evaluate the results of its business and monitor the sustainability of its business activities, strategic risks and respective mitigation measures, preparing management reports with management indicators;

XXIV - resolve on making and accepting donations with or without charges and other reasonable free acts, subject to the provisions of the Eletrobras Companies' Integrity Program and the Eletrobras Code of Conduct, in accordance with the levels established in the Eletrobras Companies' Regulations of Authorities, and also considering the Company's social responsibilities, as provided in paragraph 4 of article 154 of the Brazilian Corporate Law;

XXV - approve Eletrobras' appointments to fiscal directors of subsidiaries, investees, associations and foundations, in addition to the appointments of subsidiaries to administrative and fiscal bodies of its investees, associations and foundations, in accordance with the scope defined in internal regulations prepared by Eletrobras; and

XXVI - resolve on amendments to shareholders' agreements to be signed by Eletrobras and its subsidiaries, when they do not involve aspects related to Article 118 of Law 6,404/1976.

CHAPTER VII
Duties of the Executive President and the Executive Vice-President Officers

Article 40 - It is incumbent upon the President of the Company, without prejudice to other activities attributed to them by the Board of Directors:

I - to call, chair and coordinate the work of the meetings of the Executive Board of Officers;

II - to propose to the Board of Directors the appointment of the Executive Vice-Presidents and, when applicable, the members of the subsidiaries' board of officers;

III - to provide information to the Board of Directors and the Fiscal Council of the Company;

IV - to promote the formulation, management and monitoring of strategic planning and the multiannual and annual business and management plans of Eletrobras, as well as to supervise their preparation and execution;

V - to represent Eletrobras, judicially or extrajudicially, or before other companies and the general public, and may delegate such duties to any Executive Vice President Officer, as well as appoint representatives, attorneys-in-fact, agents or proxies, always specifying, in a specific instrument, the extent of the delegated powers;

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VI - together with another Executive Vice President Officer, move the financial resources of Eletrobras and sign acts and contracts, and this option may be delegated to the other Executive Vice President Officers and to attorneys-in-fact or employees of Eletrobras, in accordance with the scope defined by the Executive Board of Officer; and

VII – coordinate the activities of the members of the Executive Board of Officer.

Article 41 - The duties of the other Executive Vice-President Officers are, without prejudice to other activities assigned to them by the Board of Directors:

I - manage, supervise and evaluate the performance of the activities of the areas under its direct responsibility, as well as perform management acts related to these activities, being able to set value limits for delegation of the practice of these acts, respecting the corporate rules approved by the Executive Board of Officer;

II - participate in the meetings of the Executive Board, report the proposals for resolutions under its management and report the technical and operational activities of the wholly-owned subsidiaries and companies in which the Company participates or with which it is associated;

III - comply with and enforce the general orientation of the company's business established by the Board of Directors in the management of its specific area of operation;

IV – designate employees for missions abroad; and

V – approve admissions, dismissals and promotions for leadership positions in the areas under their direct reporting.

Article 42 - The Executive Vice President Officer who is assigned the function of Investor Relations, is responsible for representing the Company before the CVM and other entities of the capital market and stock exchanges, national and foreign, in which the Company has securities admitted to trading, in addition to enforcing the regulatory rules applicable to the Company regarding the records maintained with the CVM and with the regulatory bodies and stock exchanges in which the Company has securities admitted to trading.

CHAPTER VIII
The Fiscal Councils

Article 43 - The Fiscal Council, of non-permanent operation, when installed by the Shareholders' Meeting, in the form of the law, shall consist of three (3) to five (5) members and their respective alternates, elected by the Shareholders' Meeting, all residing in the Country, who shall hold their positions until the first annual Shareholders' Meeting to be held after their election, and may be reelected, subject to the requirements and impediments set forth in the legislation, in these Bylaws and, as applicable, in the Company's internal regulations that provide for indications of administrators and fiscal directors.

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Paragraph 1 - The holders of preferred shares without voting rights, or with restricted vote, shall have the right to elect, in a separate vote, one (1) member and respective alternate.

Paragraph 2 - In case of vacancy, resignation, impediment or unjustified absence to two (2) consecutive meetings, or three interspersed meetings, in the last twelve (12) meetings, the member of the Fiscal Council shall be replaced, until the end of the term of action, by the respective alternate.

Paragraph 3 - The members of the Fiscal Council will be invested in their positions by signing the instrument of investiture in the book of minutes and opinions of the Fiscal Council, at which time they will express their adherence and commitment to comply with the Eletrobras Code of Conduct and other internal regulations issued by the Company.

Article 44 - The remuneration of the members of the Fiscal Council, in addition to the mandatory reimbursement of the expenses of locomotion, food and stay necessary for the performance of the function, will be fixed annually by the Shareholders' Meeting, observing the minimum limit established in the Brazilian Corporate Law.

Article 45 - It is incumbent upon the Fiscal Council, without prejudice to other duties conferred on it by virtue of legal provision or by determination of the Shareholders' Meeting:

I - supervise, by any of its members, the acts of the administrators and verify the fulfillment of their legal and statutory duties;

II - give an opinion on the annual report of the administration, stating in its opinion the additional information it deems necessary or useful for the resolution of the Shareholders' Meeting;

III - give an opinion on the proposals of the administrators, to be submitted to the Shareholders' Meeting, regarding the modification of the capital, issuance of debentures or subscription bonuses, investment plans or capital budgets, distribution of dividends, transformation, incorporation, merger or spin-off of the Company;

IV - report, by any of its members, to the management bodies and, if these do not take the necessary measures to protect the interests of the Company, to the Shareholders' Meeting, the errors, frauds or crimes they discover, and suggest useful measures to the Company;

V - convene the Annual Shareholders' Meeting if the administrators delay for more than one month, and the Extraordinary whenever there are serious or urgent reasons, including in the agenda of the meetings the matters they consider necessary;

VI - analyze, at least quarterly, the balance sheet and other financial statements prepared periodically by the Executive Board of Board of Officer;

VII – examine the financial statements for the fiscal year and give an opinion on them;

VIII – approve its internal Regulations and any amendments;

IX - monitor the equity, financial and budgetary execution, being able to examine books, any other documents and request information;

X - exercise the attributions in items I to VIII during any liquidation of the Company; and

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XI – perform the annual self-assessment of its performance.

Sole paragraph - The members of the Fiscal Council shall participate, obligatorily, in the meetings of the Board of Directors in which the matters referred to in items II, III and VII of this Article must be considered.

Article 46 - The Fiscal Council shall meet, ordinarily, once a month, and, extraordinarily, whenever called, in accordance with its Internal Regulations.

Sole paragraph - It is incumbent upon the Fiscal Council to elect its President, under the terms of its Internal Regulations.

CHAPTER IX
Internal Audit, Integrity, Compliance, Internal Control, Corporate Risks and Manifestation Handling

Article 47 - The Company will have an Internal Audit, linked directly to the Board of Directors, whose activities are reported directly to the Board of Directors, or through the Audit and Risks Committee.

Paragraph 1 - The Internal Audit shall be responsible for providing an assessment of the effectiveness of the Company's processes, as well as advising the Board of Directors, the Audit and Risks Committee, the Executive Board of Officer and the Fiscal Council.

Paragraph 2 - The holder of the Internal Audit shall be appointed and dismissed by the Board of Directors.

Article 48 - The Company will have an area with responsibility to perform Integrity, Compliance, Internal Controls, Corporate Risks and Manifestation Handling functions, observing qualifications and independence in accordance with current legislation.

CHAPTER X
Fiscal Year and Financial Statements

Article 49 - The fiscal year shall coincide with the calendar year, beginning on January 1st and ending on December 31st of each year, and shall comply with the provisions of these Bylaws and the applicable legislation.

Paragraph 1 - In each fiscal year, it will be mandatory to distribute a dividend of not less than twenty-five percent (25%) of the net income, adjusted under the terms of the Law, subject to the rules of the Company's Dividend Distribution Policy.

Paragraph 2 - The amount of interest, paid or credited, as interest on equity, pursuant to article 9, paragraph 7, of Law No. 9,249 of 1995, and the relevant legislation and regulations, may be imputed to the holders of common shares and to the minimum annual dividend of preferred shares, integrating such amount to the amount of dividends distributed by Eletrobras for all legal purposes.

Article 50 - After the legal reserve is constituted, the allocation of the remaining portion of the net income determined at the end of each fiscal year will be, upon proposal of the Management, submitted to the resolution of the Shareholders' Meeting, observing the following allocation:

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I - at least twenty-five percent (25%) of the balance of net income for the year, obtained after the deduction the legal reserve referred to in the caput of this article, will be distributed as dividend to all shareholders of the Company, pursuant to paragraph 1 of article 49;

II - up to seventy-five percent (75%) of the net income for the year will be allocated to the investment reserve, in order to ensure the maintenance and development of the activities that make up the Company's corporate purpose, whose accumulated balance may not exceed seventy-five percent (75%) of the paid-in capital stock.

Article 51 - The Board of Directors, at the proposal of the Executive Board of Officer, may determine the drawing up of balance sheets in periods shorter than the annual period and declare dividends or interest on equity to the profit account calculated in these balance sheets, as well as declare them to the account of retained earnings or profit reserves existing in the last annual or intermediate balance sheet.

Article 52 - Dividends and interest on equity will be paid at the times and places indicated by the Executive Board of Officer, reverting to Eletrobras those that are not claimed within three (3) years after the date of commencement of payment.

CHAPTER XI
Transitory Provisions

Article 53 - Notwithstanding the extinction of the seat on the Board of Directors occupied by a representative of the Company's employees, as approved by the Company's shareholders at the 186th Extraordinary General Meeting held on April 17, 2023, the member elected for the respective position shall remain in office until the end of his respective term of office, that is, until the Annual Shareholders Meeting to be held in 2024, as approved at the 182nd Extraordinary General Meeting of the Company.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 16, 2023

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.